SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2017

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-☐.)

EXHIBITS

Exhibit Number

1.1	Annual report for the year ended December 31, 2016, released on March 31, 2017.

1.2	Circular dated March 31, 2017 in respect of Proposed General Mandates to Buy Back Shares and to Issue Shares, Proposed Re-Election of Directors and Notice of Annual General Meeting.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and usage arrangements with China Tower Corporation Limited;

•	effects of the imposition of and changes in value-added tax relating to the PRC telecommunications business;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing state-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: April 7, 2017

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1.1

ANNUAL REPORT 2016

China unicom 中国联通

CHINA UNICOM (HONG KONG) LIMITED
HKEx : 0762 | NYSE : CHU

BEAT THE HEADWIND TURN THE TIDE
迎 難 而 上 邁 上 健 康 發 展 之 路

2016 CHINA UNICOM (HONG KONG) LIMITED HKEx : 0762 NYSE : CHU BEAT THE HEADWIND TURN THE TIDE ANNUAL REPORT 2016

BRAVE THE CHALLENGES

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

CONTENTS

Company Profile	2

Shareholding Structure	3

Performance Highlights	4

Major Events	6

Chairman’s Statement	8

Business Overview	16

Financial Overview	22

Directors and Senior Management	28

Recognition & Awards	34

Corporate Governance Report	36

Report of the Directors	58

Human Resources Development	74

Social Responsibility	76

Independent Auditor’s Report	80

Consolidated Statement of Income	86

Consolidated Statement of Comprehensive Income	87

Consolidated Statement of Financial Position	88

Consolidated Statement of Changes in Equity	90

Consolidated Statement of Cash Flows	91

Notes to the Consolidated Financial Statements	93

Financial Summary	162

Corporate Information	164

COMPANY PROFILE

China Unicom (Hong Kong) Limited (the “Company”) was incorporated in Hong Kong in February 2000 and was listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited on 21 June 2000 and 22 June 2000 respectively. On 1 June 2001, the Company was included as a constituent stock of the Hang Seng Index.

The Company merged with China Netcom Group Corporation (Hong Kong) Limited on 15 October 2008. The ultimate parent company of the Company, China United Network Communications Group Company Limited (“Unicom Group”) also gained approval and officially merged with China Network Communications Group Corporation (“Netcom Group”) on 6 January 2009.

As at 31 December 2016, Unicom Group held 61.94% of the shares in the Company through China United Network Communications Limited (“A Share Company”), China Unicom (BVI) Limited and China Unicom Group Corporation (BVI) Limited; the public shareholders of A Share Company held 12.42% of the shares in the Company through A Share Company’s shareholding in China Unicom (BVI) Limited. The remaining 25.64% of the shares in the Company were held by public shareholders at The Stock Exchange of Hong Kong Limited and New York Stock Exchange.

At present, the Company provides a full range of telecommunications services in China, including mobile broadband (WCDMA, LTE FDD, TD-LTE), fixed-line broadband, GSM, fixed-line local access, ICT, data communications and other related value-added services. As at the end of 2016, the Company had fixed-line local access subscribers of about 67 million, fixed-line broadband subscribers of about 75 million, and mobile billing subscribers of about 264 million.

SHAREHOLDING STRUCTURE

CHINA NETWORK UNITED COMMUNICATIONS GROUP COMPANY LIMITED Public Shareholders 37.25% 2 Other Promoters 0.01% 62.74% CHINA UNITED NETWORK COMMUNICATIONS LIMITED 17.90% 82.10% 100% China Unicom (BVI) Limited Public Shareholders China Unicom Group Corporation (BVI) Limited 40.61% 25.64% 33.75%* CHINA UNICOM (HONG KONG) LIMITED (Updated on 31 December 2016) * excluded the interest in 225,722,791 shares of the Company held by China Unicom Group Corporation (BVI) Limited as trustee on behalf of a PRC shareholder.

PERFORMANCE HIGHLIGHTS

BRAVE THE SHORT-TERM PROFIT PRESSURE TO DRIVE LONG-TERM SUSTAINABLE DEVELOPMENT

SERVICE REVENUE (RMB BILLIONS)	240.98	h2.4% YoY
MOBILE SERVICE REVENUE (RMB BILLIONS)	145.02	h1.7% YoY
MOBILE BILLING SUBSCRIBERS (MILLIONS)	263.8	h11.5MIL YoY
MOBILE BILLING SUBSCRIBERS ARPU (RMB)	46.4	hRMB0.1 YoY

KEY FINANCIAL DATA	2016	2015
Operating Revenue (RMB billions)	274.20	277.05
Service Revenue[1] (RMB billions)	240.98	235.28
Of which: Mobile service	145.02	142.62
Fixed-line service	94.66	91.26
EBITDA² (RMB billions)	79.50	87.50
EBITDA as % of service revenue	33.0%	37.2%
Net Profit (RMB billions)	0.63	10.56
Basic Earnings per Share (RMB)	0.026	0.441
Dividend per Share (RMB)	N/A	0.17

KEY OPERATING DATA	2016	2015
Mobile Billing Subscribers[3] (millions)	263.8	252.3
4G Subscribers (millions)	104.6	44.2
Mobile Billing Subscribers ARPU[3] (RMB)	46.4	46.3
4G Subscribers ARPU (RMB)	76.4	87.8	[4]
Fixed-line Broadband Subscribers (millions)	75.2	72.3
Fixed-line Broadband Access ARPU (RMB)	49.4	51.7
Fixed-line Local Access Subscribers (millions)	66.7	73.9

Note 1:	Due to the existence of unallocated items, service revenue is not equal to the sum of service revenue from mobile service and fixed-line service.

Note 2:

EBITDA represents profit for the year before finance costs, interest income, share of net profit/loss of associates, share of net profit/loss of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Group.

Note 3:

In order to better satisfy the strategic management needs of the Company, the Company’s internal management and analysis in relation to the mobile service began to focus more on the mobile billing subscribers (which in general refer to subscribers who have revenue contribution in the current month) and 4G subscribers (mobile billing subscribers who possess 4G handsets and use the 4G network of the Company) from 2016. From January 2016 onwards, the aggregate number and net addition of mobile billing subscribers and 4G subscribers are disclosed. The adjustment in the disclosure of subscriber statistics does not affect the Company’s revenue and profit recognition.

Note 4:	As of December 2015.

MAJOR EVENTS

JANUARY	JULY
China Unicom and China Telecom signed strategic cooperation agreement titled “Co-build and Co-share Resources; Enhance Customer Service”.	China Unicom launched its first 100G trans-pacific submarine cable.

MARCH	AUGUST
China Unicom and Tencent signed strategic cooperation framework agreement. China Unicom announced its cloud computing strategy and established “China Unicom WO Cloud+ Cloud Ecosystem Alliance”.	China Unicom (Hong Kong) Global Centre was officially opened.

SEPTEMBER
China Unicom successfully completed the telecommunications assurance services for 11th G20 Summit.

NOVEMBER
China Unicom signed strategic cooperation framework agreement with Baidu. China Unicom signed strategic cooperation framework agreement with Alibaba.

CHAIRMAN’S STATEMENT

DEAR SHAREHOLDERS,

Addressing acute challenges from market competition in 2016, the Company actively advanced the implementation of the new development strategy centred on “Focus, Cooperation and Innovation” and strived to mitigate the underlying shortcomings. As a result, fundamental capabilities in network, terminals, channels, services and IT were notably enhanced, with business and service revenue restored to a positive and steady momentum while the overall competitive edges were strengthened and cemented, further solidifying the foundation of the Company for a further turnaround and healthy development in the future.

OVERALL RESULTS

To promote long-term sustainable development, the Company braved the short-term profit pressure, strengthened its fundamental capabilities, and increased cost initiatives (including selling and marketing, network, operation and support expenses) as appropriate to strive for a gradual turnaround. It achieved initial success in turning around the unfavourable conditions in operation and development. In 2016, service revenue of the Company bottomed out and reached RMB240.98 billion, up 2.4% year-on-year. The Company’s EBITDA amounted to RMB79.50 billion, down by 9.1% year-on-year and accounted for 33.0% of the service revenue. Profit attributable to equity shareholders of the Company was RMB0.63 billion, down by 94.1% year-on-year, which, however, showed substantial improvement compared to the loss attributable to equity shareholders of the Company (excluding the gain on disposal of tower assets) of approximately RMB3.36 billion in the second half of 2015. Going forward, the Company will continue to deepen the implementation of Focus Strategy and strive to improve profitability.

Through implementing precise investment and actively promoting cooperation and resource sharing within and beyond the industry, the Company attained substantial improvement in the network capability while capital expenditure decreased to RMB72.11 billion, down by 46.1% from last year. Benefiting from the gradual improvement in service revenue and the substantial decline in capital expenditure, free cash flow of the Company turned positive and reached RMB2.48 billion.

Taking into consideration the Company’s profitability, debt, cash flow level and capital requirements for its future development, the Board has resolved not to pay a dividend for the year 2016. The Company will strive to enhance its profits while paving the way for paying a dividend for the year 2017.

BUSINESS DEVELOPMENT

4G continuously gaining edges with a robust kick-off of marketing model transformation set to accelerate mobile service development

In 2016, the Company focused on the acceleration of 4G business development, driving the turnaround of the operational challenges of mobile service. Mobile service revenue bottomed out and achieved RMB145.02 billion, up 1.7% year-on-year. The number of mobile billing subscribers beat the downward trend for consecutive months last year, registering a net addition of 11.51 million and reaching a total of 263.82 million mobile billing subscribers. The ARPU of mobile billing subscribers remained stable with a slight increase to RMB46.4.

During the year, the Company expedited 4G network construction and achieved 4G network quality on par with the industry in the focused regions with ample capacity; audaciously popularised “All Network Access” handsets with dual SIM card slots, contributing to the fast improvement in terminal supply; triggered rapid increase in mobile data traffic by targeted marketing of data capacity bundled with contents and speeding up the migration of 2G/3G subscribers to 4G; and strengthened the mutual promotion and coordinated development of the integrated offerings in 4G, fixed-line broadband, video, applications, etc. In 2016, the number of 4G subscribers of the Company demonstrated a net increase of 60.40 million to a total of 104.55 million. The proportion of 4G subscribers to mobile billing subscribers increased by 22.1 percentage points year-on-year to 39.6%, still with enormous potential for growth. The monthly average DOU per 4G subscriber reached 1,521MB.

Leveraging the advantages brought by rapid improvement in 4G network capabilities, wide adoption in “All Network Access” handsets, the proprietary centralised BSS system and the nationwide e-commerce platform, the Company initiated 2I2C marketing model in the fourth quarter of 2016 and began to collaborate with Internet companies on innovative targeted marketing. Through sub-dividing market segments and strengthening data traffic operation, differentiated products and development models were established with a view to achieving win-win scenarios with both subscribers and partners. The innovative business model of 2I2C business not only enables the Company to develop new touch points for customer acquisition and lift the capabilities to drive 4G subscriber and revenue growth at low incremental cost, but also continuously enhances customer value through smart marketing and convenient promotion of consumption upgrade. At present, the 2I2C business has achieved a robust kick-off, which will facilitate marketing model transformation of the Company and accelerate the scale development of its 4G business in future.

Fast Development of Innovative Services in Key Areas Driving Steady Growth in Fixed-line Service Revenue

In 2016, the Company sped up the development of innovative services such as Internet Data Centre (IDC)/cloud computing, Information Communications Technology (ICT), video, Internet of Things (IoT) and others, effectively offsetting the revenue decline in fixed-line voice. The fixed-line service revenue reached RMB94.66 billion, up 3.7% year-on-year, of which the proportion of fixed-line voice revenue dropped to 14.0%, mitigating the operating risk of the decline in fixed-line voice, while further optimising the fixed-line revenue structure.

During the year, the Company actively leveraged its advantages in fibre network and informatisation with the focus on industrial Internet and platform-based services and fully promoted product development, platform support, marketing services and other core capabilities. Besides, it propelled new breakthroughs in IDC and cloud computing, ICT, IoT, Big Data, IPTV, industry applications, Internet finance and other innovative services. In 2016, the Company’s IDC and cloud computing revenue reached RMB9.45 billion, up 33.7% year-on-year. ICT revenue reached RMB5.94 billion, up 37.0% year-on-year, enjoying the leading position in educational informatisation while advancing scale development in healthcare informatisation. IPTV revenue reached RMB1.41 billion, up 68.1% year-on-year.

Actively Countering Competitive Challenges in Broadband Market by Promoting Subscriber Consumption Upgrade and Integrated Development Leveraging High-Bandwidth Products and Video Applications

Faced with fierce market competition in fixed-line broadband, the Company, by taking full advantage of the network capabilities generated from fibre network upgrade, vigorously promoted high-bandwidth products and enriched video contents and applications to stimulate bandwidth upgrade and showcased differentiation and brand edges. The Company optimised fixed-line broadband customer service, installation and maintenance work flow, and strengthened support capabilities, which in turn enhanced end-to-end network experience and customer satisfaction. It also pushed forward the optimisation and upgrade of the household Internet integrated products of the broadband, video and applications to drive mutual-promoting development. In 2016, the Company’s fixed-line broadband access revenue amounted to RMB43.87 billion, maintaining steady performance year-on-year. Fixed-line broadband subscribers increased by 4.0% year-on-year to 75.24 million, of which 71.2% were Fibre-to-the-home (FTTH) subscribers. “Smart WO Family” subscribers accounted for 26.1% of the fixed-line broadband subscribers, up 12.8 percentage points year-on-year.

NETWORK DEPLOYMENT

With an aim to providing high quality network experience of “faster speed, broader coverage, better perception” to its customers, the Company focused on key regions, including 4G, fixed-line broadband and other key businesses, and deepened cooperation and co-sharing in deploying premium network with craftsmanship spirit under highly precise and efficient investment. In 2016, the Company recorded a net increase of 337,000 4G base stations to a total of 736,000, with coverage, speed and signal quality of the 4G network in key regions on par with the industry. As a result of the steady progress in the speed upgrade in fixed-line broadband, ten provinces in Northern China achieved “all fibre network”, in which city areas were basically equipped with 100Mbps access capability. The Company continued to enhance its basic network capabilities such as transmission and carrying network with industry-lowest backhaul latency. Rapid improvement in network capabilities has laid a solid foundation for the Company to accelerate its business development.

IN-DEPTH COOPERATION AND INNOVATIVE TRANSFORMATION

In 2016, the Company actively promoted in-depth cooperation in various aspects to facilitate improvement in the network and service development capability, as well as cost reduction and efficiency enhancement, with fruitful results gradually emerging. Through innovative targeted marketing cooperation with Internet companies, the Company managed to expand touch points with customers. The Company implemented infrastructure resources co-building and co-sharing within the industry; proactively promoted cooperation with mobile virtual network operators (MVNOs), maintaining leadership in MVNO subscriber market share. The Company also strengthened cooperation with private capital on local access in Southern China and promoted diversified and cross-industry cooperation for win-win development.

During the year, the comprehensive and strategic cooperation with China Telecom was smoothly progressing. During the year, a total of 70,000 4G base stations and approximately 16,000 km transmission fibre cable were co-built and co-shared. The Company also jointly promoted 6-mode “All Network Access” handsets together with China Telecom and standardised the 4K smart set-top box and broadband services. Through the cooperation, savings of approximately RMB3.3 billion in CAPEX and RMB0.35 billion in operating expenses were achieved. Looking ahead, the two parties will further open existing base station resources and strengthen the sharing, while enhancing cooperation in operational maintenance and innovative services to reap new outcomes.

The Company deepened innovation in its systems and mechanisms. For the fundamental services, the Company promoted simplification of administration and pushed forward appropriate delegation and empowerment to enhance efficiency. For the innovative services, it promoted the market-oriented reform and initiated internal innovation incubation projects to actively create an innovative ambience; improved the support capability of its IT systems and strengthened cost and risk control; systematically pushed forward the reform in human resource structure, and optimised staff incentive system and structure to motivate operational vibrancy at all levels.

CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY

The Company continues on improving corporate governance structure and strengthening execution, leading to steady enhancement in management and corporate governance. In 2016, the Company was awarded a number of accolades, including “Asia’s No. 1 Best Managed Company – TMT Sector” by FinanceAsia, and “Asia’s No. 1 Most Honored Telecom Company” by Institutional Investor.

The Company took the initiative in fulfilling its social responsibilities and actively supported the harmonious economic, social and environmental development guided by the developmental concept of being “Innovative, Coherent, Green, Open, Sharing”. The Company was committed to building the fast, green and secure premium network; actively conducted green operation, carried forward equipment reuse and reduced network energy consumption; enhanced service quality to provide consumers with the most compelling experience, assured consumption and dedicated services; shared the success and growth with its employees while adding values to them; and supported development in the western region by enhancing network coverage and service channel construction in remote areas to narrow the digital divide and create a smart lifestyle.

OUTLOOK

Currently, along with the drastic change of the market environment, the Company is undergoing a new stage of transformation. A new round of technology and industrial revolution is steering us into a new digital and intelligent era. While the transmission-based basic services remain as the main revenue stream for operators, the traditional telecommunication subscriber market has already been saturated and voice services are on the downward trend with the existing market to witness fiercer competition. The demand for data traffic, a key element of digital ecosystem, continues to increase. Innovative services addressing new demand have become the new engine for growth. With the “Internet Superpower” strategy and the “Internet+” action plan implemented by the State, the Internet of Things, cloud computing and Big Data have turned into real demands from potential market, promising great industry values. In the meantime, further release of reform benefits generated within and beyond the Company will promote China Unicom to change its operational mechanism at a higher level.

Looking into the future, the Company will respond to hardships and challenges face-to-face, grab development opportunities, deepen the implementation of Focus Strategy, persistently uphold scale and economical development as the centre, promote growth, control costs and reform mechanism, thus pushing the Company to shorten the odyssey of transformation, as well as to accelerate the turnaround in future, and step onto the healthy development path. We will unswervingly promote the innovation and transformation of operating model and manage innovative use of resources, so as to deliver sustainable growth in revenue and gradual economic improvement. We are determined to improve quality and enhance efficiency, eliminate excess capacity and destock based on the practical situation. We will promote frequency band and capacity reduction of 2G/3G networks in an orderly manner to improve management, cost effectiveness and operational efficiency. We will accelerate reform in various fields and build a more market-oriented mechanism in an effort to enhance corporate vibrancy and return.

Lastly, on behalf of the Board of Directors of the Company, I would like to express my sincere gratitude to all shareholders, customers and friends across the society for their support to the Company, and to all employees for their continuous dedication and contribution along the way!

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 15 March 2017

BUSINESS OVERVIEW

IN 2016, FACED WITH PROFOUND CHANGES IN THE MARKET ENVIRONMENT AND CHALLENGES SUCH AS INDUSTRY TRANSFORMATION, SPEED UPGRADE AND TARIFF REDUCTION AND INTENSIFIED COMPETITION, THE COMPANY FULLY IMPLEMENTED FOCUS STRATEGY BY FOCUSING ON 4G SERVICES AND ON KEY REGIONS, PROMOTED THE WIDESPREAD ADOPTION OF “ALL NETWORK ACCESS” TERMINALS, LAUNCHED TARGETED MARKETING CAMPAIGNS, ENFORCED SIMPLIFICATION OF ADMINISTRATION AND POWER DELEGATION, RESULTING A BOTTOM-OUT OF BUSINESS DEVELOPMENT.

MOBILE SERVICE

In 2016, the Company further optimised its 4G product offerings, leveraged Big Data to drive existing users value enhancement, and initiated the “Three Missions” in key cities, namely customer acquisition, migration of 2G to 4G and monetisation of data capacity to propel the transformation of operating model. Meanwhile, the Company also proactively expanded external cooperation, and partnered deeply with Internet companies to develop integrated products combining dedicated data traffic with third-party applications in an attempt to drive data usage via content and applications. The business momentum of mobile service improved substantially and bottomed out. Mobile billing subscribers witnessed a net increase of 11.51 million to a total of 263.82 million during the year. Mobile billing subscribers ARPU was RMB46.4. Mobile handset data traffic reached 1,608.1 billion MB, up by 131.1% year-on-year. More than 2,400 partner companies have joined the WO+ open platform, with a total of 1.83 billion function calls during the year.

FIXED-LINE SERVICE

In 2016, the Company continued to market its upgraded fibre network with an emphasis on high speed and premier quality, focused on promoting the sense of competition and efficient use of resources, fostered a shift in practice from passive sales to proactive marketing and customer acquisition, and strengthened cooperation with private capital in Southern China. The Company drove the establishment of a 4K UHD industry alliance to speed up innovation and development in home Internet, and to promote steady growth of fixed-line service. The number of broadband subscribers witnessed a net increase of 2.91 million to a total of 75.24 million. Broadband access ARPU was RMB49.4. FTTH subscriber penetration reached 71.2%, up by 18.1 percentage points year-on-year. The number of fixed-line local access subscribers decreased by 7.21 million to 66.65 million.

NETWORK CAPABILITIES

In 2016, led by 4G and fibre network upgrade, the Company quickly built up a premium 4G network with comprehensive coverage and favourable user perception, creating strong brand recognition for superior network with craftsmanship. Network quality was on par with industry in the key regions. The Company had a total of 736,000 4G base stations in operation, of which 539,000 were located in 139 key cities. The Company undertook massive construction of fibre broadband network and “all fibre network” upgrade, with 10 provinces in Northern China achieved “all fibre network” by the end of 2016. The number of broadband access ports amounted to 190 million, 98.0% of which were FTTX access ports.

The Company continued to optimise its international network deployment. As at the end of 2016, its total international submarine cable bandwidth reached 12.1T, total cross-border terrestrial cable bandwidth reached 7.6T, international outbound Internet bandwidth reached 1,711G, with international roaming covering 609 operators in 250 countries and regions.

MARKETING

Branding

In 2016, the Company focused on key cities, young mobile Internet users and video service, rebuilt the reputation of WO 4G+ under the theme of “Premium WO 4G+ Network with Endless Surprises” by highlighting its merits of fast network speed, abundant data allowance and rich contents. Meanwhile, the Company promoted the brand concept of “Wonderful WO” in all-around manner through extensive publicity of its advantages in both broadband and integrated businesses, so as to constantly enhance the brand influence of “WO”.

Marketing Strategies

In 2016, the Company deepened implementation of Focus Strategy, initiated the “Three Missions” in key regions, innovated its tariff and product models, transformed its distribution model, and developed customer value management system. The Company also strengthened brand promotion, endeavoured to build a content and application ecosystem centred around video and bolstered its Big Data support capability, thereby effectively promoting its business transformation and development.

The Company laid foundation for innovative services by establishing a number of industrial Internet bases and incubation centres in key business areas and focusing on industrial Internet and platform-based businesses. It achieved rapid growth in ICT, IDC and cloud computing, Internet of Things and Big Data, etc. Meanwhile, the Company forged strategic partnership with various Internet companies to cooperate on integrated product development, mutual promotion and joint operation, so as to fuel its innovative service development.

Distribution Channels

In 2016, backed by its WO retail platform, the Company developed a business model of offering terminal supply chain services to channels with over 15,000 self-owned terminal chain stores. Leaning on multiple touch points, the Company turned the electronic channel into a major channel for servicing customers and an important channel for product sales. The Company launched in-depth cooperation with large Internet companies with a robust kick-off in 2I2C offering. The Company widely developed online marketing system both internally and externally, as well as the integrated O2O functions, thus effectively enhancing its marketing capabilities.

Customer Care

In 2016, the Company strengthened its monitoring over service quality and operation of the major service touch points, and further improved the customer-oriented assessment system for managing and evaluating customer reputation and user experience. By accelerating the transformation and upgrade of traditional channels and deepening smart customer service operation, the Company developed a professional and coordinated service model addressing “Internet+ Services”, established a customer reward and loyalty programme platform built upon the Internet era, proactively mitigated service shortcomings and improved customer perception. The Company maintained the lowest rates of customer complaint and unsolicited charges in the industry for the year.

INVEST FOR FUTURE GROWTH

20	21

FINANCIAL OVERVIEW

I.	OVERVIEW

In 2016, the Company actively responded to the challenge of “Speed Upgrade and Tariff Reduction”1, “Real-name registration” and increased competition. At the same time, the Company actively mitigated underlying shortcomings and increased cost initiatives as appropriate to strive for an accelerated turnaround, enhance the ability of sustainable development. The Company’s revenue was RMB274.20 billion in 2016, down by 1.0% compared with last year, of which service revenue stopped deteriorating and stabilised and reached RMB240.98 billion, up by 2.4% compared with last year. Profit for the year2 was RMB0.63 billion, down by 94.1% compared with last year, decreased by RMB3.00 billion compared with last year (excluding the net gain on disposal of telecommunication towers).

In 2016, net cash flow from operating activities was RMB74.59 billion. Capital expenditure was RMB72.11 billion. Liabilities-to-assets ratio was 62.9% as at 31 December 2016.

II.	REVENUE

In 2016, the Company’s revenue was RMB274.20 billion, down by 1.0% compared with last year, of which, service revenue accounted for RMB240.98 billion, up by 2.4% compared with last year. Revenue from sales of telecommunications products was RMB33.22 billion, down by 20.5% compared with last year.

The following table sets forth the composition of service revenue, including as a percentage of the service revenue for the years of 2016 and 2015:

	2016		2015
(RMB in billions)	Total amount	As a percentage of service revenue	Total amount	As a percentage of service revenue
Service revenue	240.98	100.0%	235.28	100.0%
Include: Mobile service	145.02	60.2%	142.62	60.6%
Fixed-line service	94.66	39.3%	91.26	38.8%
Include: Fixed-line broadband access	43.87	18.2%	43.86	18.6%
IDC and cloud computing	9.45	3.9%	7.07	3.0%

1.	Mobile service

In 2016, service revenue from the mobile service was RMB145.02 billion, up by 1.7% compared with last year.

2.	Fixed-line service

In 2016, service revenue from the fixed-line service was RMB94.66 billion, up by 3.7% compared with last year. Out of service revenue from the fixed-line service, revenue from broadband access was RMB43.87 billion which were basically same as last year. Revenue from IDC and cloud computing was RMB9.45 billion, up to 33.7% compared with last year.

III.	COSTS AND EXPENSES

In 2016, total costs and expenses amounted to RMB273.41 billion, up by 4.0% compared with last year.

The table below sets forth the major items of the costs and expenses and their respective percentage of the revenue for the years of 2016 and 2015:

ANALYSIS OF TOTAL COSTS AND EXPENSES

Percentage of total costs and expenses to revenue

	2016	2015
Interconnection charges	4.65%	4.73%
Depreciation and amortisation	28.01%	27.70%
Network, operation and support expenses	18.66%	15.27%
Employee benefit expenses	13.46%	12.68%
Cost of telecommunications products sold	13.32%	15.90%
Selling and marketing expenses	12.64%	11.54%
Others#	8.97%	7.11%

	99.71%	94.93%

#	Including general, administrative and other expenses, finance costs, net of interest income, share of net profit/loss of associates, share of net profit/loss of joint ventures and other income-net

	2016		2015
(RMB in billions)	Total amount	As a percentage of revenue	Total amount	As a percentage of revenue
Total costs and expenses	273.41	99.71%	263.01	94.93%
Operating costs	271.49	99.01%	266.28	96.11%
Include: Interconnection charges	12.74	4.65%	13.09	4.73%
Depreciation and amortisation	76.80	28.01%	76.74	27.70%
Network, operation and support expenses	51.17	18.66%	42.31	15.27%
Employee benefit expenses	36.91	13.46%	35.14	12.68%
Costs of telecommunications products sold	36.53	13.32%	44.05	15.90%
Selling and marketing expenses	34.65	12.64%	31.97	11.54%
General, administrative and other expenses	22.69	8.27%	22.98	8.29%
Finance costs, net of interest income	3.86	1.41%	6.50	2.34%
Share of net (profit)/loss of associates	-0.20	-0.07%	0.76	0.27%
Share of net (profit)/loss of joint ventures	-0.15	-0.06%	0.04	0.02%
Other income-net	-1.59	-0.58%	-10.57	-3.81%

1.	Interconnection charges

Mainly due to the decrease in volume of the interconnection voice calls, the interconnection charges amounted to RMB12.74 billion in 2016, down by 2.7% compared with last year and, as a percentage of revenue, decreased from 4.73% in 2015 to 4.65% in 2016.

2.	Depreciation and amortisation

Depreciation and amortisation charges in 2016 were RMB76.80 billion which were basically same as last year and, as a percentage of revenue, changed from 27.70% in 2015 to 28.01% in 2016.

3.	Network, operation and support expenses

The transformation of the tower operation model3 and expanded network scale caused rapid growth in usage fee of telecommunication towers. The Company incurred network, operation and support expenses of RMB51.17 billion in 2016, up by 20.9% compared with last year. Network, operation and support expenses, as a percentage of revenue, changed from 15.27% in 2015 to 18.66% in 2016.

4.	Employee benefit expenses

The Company continued to deepen the reform in recruitment and remuneration as well as resources allocation. The Company’s employee benefit expenses amounted to RMB36.91 billion in 2016, up by 5.0% compared with last year and, as a percentage of revenue, changed from 12.68% in 2015 to 13.46% in 2016.

5.	Cost of telecommunications products sold

Costs of telecommunications products sold amounted to RMB36.53 billion and revenue from sales of telecommunications products amounted to RMB33.22 billion in 2016. Loss on sales of telecommunications products was RMB3.31 billion, of which the Company continued

to optimise the terminal contract product mix, terminal subsidy cost accounted to RMB3.07 billion in 2016, up by 7.8% compared with last year.

6.	Selling and marketing expenses

To accelerate business development and strive for revenue growth while enhance customers quality, the Company continued to optimise its selling and marketing strategies and increased selling and marketing expenses as appropriate. In 2016, selling and marketing expenses were RMB34.65 billion, up by 8.4% compared with last year and, as a percentage of revenue, increased from 11.54% in 2015 to 12.64% in 2016.

7.	General, administrative and other expenses, exclude selling and marketing expenses and cost of telecommunications products sold

General, administrative and other expenses were RMB22.69 billion in 2016, down by 1.2% compared with last year and, as a percentage of revenue, basically the same as last year.

8.	Finance costs, net of interest income

In 2016, finance costs, net of interest income, was RMB3.86 billion, down by RMB2.64 billion compared with last year. The decrease in finance costs, net of interest income compared with last year was mainly because there was the exchange loss accounted for RMB2.10 billion in last year as a result of the changes in exchange rate.

9.	Other income-net

Other income-net was RMB1.59 billion in 2016, decreased by RMB8.98 billion compared with last year. The decrease in other income-net compared with last year was mainly due to the net gain on disposal of telecommunication towers (before tax) amounted to RMB9.25 billion in last year.

IV.	EARNINGS

1.	Profit before income tax

Under the influence of increased tower usage fee which caused increased in network, operation and support expenses and selling and marketing expenses, the Company’s profit before income tax was RMB0.78 billion in 2016. Exclude the net gain on disposal of telecommunication towers (before tax) amounted to RMB9.25 billion in last year, the Company’s profit before income tax decreased by RMB4.01 billion compared with last year.

2.	Income tax

In 2016, the Company’s income tax was RMB0.15 billion and the effective tax rate was 19.6%.

3.	Profit for the year

In 2016, the Company’s profit for the year2 was RMB0.63 billion. The Company’s profit for the year decreased by RMB3.00 billion compared with last year (excluding the net gain on disposal of telecommunication towers in last year). Basic earnings per share was RMB0.026, down by 94.1% compared with last year.

V.	EBITDA[4]

In 2016, the Company’s EBITDA was RMB79.50 billion, down by 9.1% compared with last year. EBITDA as a percentage of service revenue was 33.0%, down by 4.2 percentage points compared with last year.

VI.	CAPITAL EXPENDITURE AND CASH FLOW

In 2016, capital expenditure of the Company totaled RMB72.11 billion, which mainly consisted of investments in mobile network, broadband and data, and infrastructure and transmission network etc. Out of the total capital expenditure, capital expenditure attributable to mobile network was RMB27.74 billion; capital expenditure attributable to broadband and data service was RMB16.84 billion; and capital expenditure attributable to infrastructure and transmission network was RMB19.71 billion.

In 2016, the Company’s net cash inflow from operating activities was RMB74.59 billion. Free cash flow was RMB2.48 billion after the deduction of the capital expenditure in 2016.

The following table sets forth the major items of the capital expenditure in 2016.

	2016
(RMB in billions)	Total amount	As percentage
Total	72.11	100.0%
Include: Mobile network	27.74	38.5%
Broadband and data	16.84	23.4%
Infrastructure and transmission network	19.71	27.3%
Others	7.82	10.8%

VII.	BALANCE SHEET

The Company’s total assets increased from RMB610.35 billion as at 31 December 2015 to RMB614.15 billion as at 31 December 2016. Total liabilities changed from RMB379.13 billion as at 31 December 2015 to RMB386.47 billion as at 31 December 2016. The liabilities-to-assets ratio changed from 62.1% as at 31 December 2015 to 62.9% as at 31 December 2016. The debt-to-capitalisation ratio changed from 39.2% as at 31 December 2015 to 43.6% as at 31 December 2016. The net debt-to-capitalisation ratio was 37.7% as at 31 December 2016. Taking into consideration the Company’s stable net cash inflows from its operating activities and good credit records, the Company believes that it should have sufficient funds to meet its needs for working capital.

Note 1:

According to “Guiding Opinions on Accelerating the construction of high-speed broadband network to promote the network speed and lowering the data tariffs” issued by General Office of the State Council of the PRC in 2015, telecommunication industry should accelerating the construction of high-speed broadband network and further promote the network speed and lowering the data tariffs in order to improve the service.

Note 2:	Profit for the year refers to profit attribute to equity shareholders of the Company.

Note 3:

Following the establishment of China Tower Corporation Limited (hereafter referred to as “Tower Company”) in 2014, the Company sold certain telecommunications towers and related assets to Tower Company in 2015. Therefore, the operation model regarding the use of telecommunications towers changed from self-construction and self-maintenance to payment of usage fee to Tower Company.

Note 4:

EBITDA represents profit for the year before finance costs, interest income, shares of net profit/loss of associates, share of net profit/loss of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Group.

DIRECTORS AND SENIOR MANAGEMENT

WANG XIAOCHU

(Chairman and Chief Executive Officer)

Aged 58, was appointed in September 2015 as an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Wang, a professor level senior engineer, graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province; Director General of the Tianjin Posts and Telecommunications Administration; Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited; Vice President of China Mobile Communications Corporation; an Executive Director, Chairman and Chief Executive Officer

of China Telecom Corporation Limited; Chairman and President of China Telecommunications Corporation; and Chairman and a Non-Executive Director of China Communications Services Corporation Limited. Mr. Wang has served as a Director of Telefónica S.A. (listed on various stock exchanges including Madrid, New York and London) since September 2015. Mr. Wang also serves as the Chairman of China United Network Communications Group Company Limited (“Unicom Group”), China United Network Communications Limited (“A Share Company”) and China United Network Communications Corporation Limited (“CUCL”), respectively. Mr. Wang has extensive experience in management and telecommunications industry.

LU YIMIN

(Executive Director and President)

Aged 53, was appointed as an Executive Director of the Company in October 2008 and President of the Company in February 2009. Mr. Lu, a researcher level senior engineer, graduated from Shanghai Jiao Tong University with a bachelor’s degree in computer science in 1985 and then was awarded a master’s degree in public administration by the John F. Kennedy School of Government at Harvard University in June 2001. Mr. Lu joined China Network Communications Group Corporation (“Netcom Group”) in December 2007, serving as senior management. Mr. Lu has served as a Non-Executive Director of PCCW Limited (“PCCW”, listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc. in the U.S.) since May 2008 and the Deputy Chairman of the Board of PCCW since November 2011. Mr. Lu has served as a Non-

Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Prior to joining the Netcom Group, Mr. Lu was a member of the Secretary Bureau of the General Office of the Chinese Communist Party Central Committee, serving as the Deputy Director and the Director of the Information Processing Office since 1992, Secretary at deputy director general level since 2001 and Secretary at director general level since 2005. Mr. Lu is Vice Chairman and President of Unicom Group. Mr. Lu is also a Director and President of A Share Company, and a Director and President of CUCL. Mr. Lu has extensive experience in administration and business management in the government and the telecommunications industry.

LI FUSHEN

(Executive Director and Chief Financial Officer)

Aged 54, was appointed in March 2011 as an Executive Director and Chief Financial Officer of the Company. Mr. Li graduated from the Jilin Engineering Institute with a degree in engineering management in 1988, and from the Australian National University with a master’s degree in management in 2004. From November 2001 to October 2003, Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company. From October 2003 to August 2005, Mr. Li served as General Manager of the Finance Department of Netcom Group. Since October 2005, he has served as the Chief Accountant of Netcom Group. He has served as Chief Financial Officer of China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) since September 2005 and has served as Executive Director of China Netcom since January 2007. From

December 2006 to March 2008, Mr. Li served as Joint Company Secretary of China Netcom. From February 2009 to March 2011, Mr. Li served as a Senior Vice President of the Company. In addition, Mr. Li has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.) since July 2007, and a Non-Executive Director of HKT Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Mr. Li is a Director, Vice President and Chief Accountant of Unicom Group, a Director of A Share Company, as well as Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.

CESAREO ALIERTA IZUEL

(Non-Executive Director)

Aged 71, was appointed in October 2008 as a Non-Executive Director of the Company. Mr. Alierta has been a member of the Board of Directors of Telefónica S.A. (listed on various stock exchanges including Madrid, New York and London) from January 1997. Mr. Alierta is Executive Chairman of Fundación Telefónica, a director of DTS, Distribuidora de Televisión Digital, S.A.U. and a member of the Board of trustees of the Caixa d’Estalvis i Pensions de Barcelona “la Caixa” Banking Foundation. He is also the Chairman of the Social Board of the UNED (National Long Distance Spanish University), the Chairman of the Consejo Empresarial para la Competitividad (Business Competitiveness Council), and a member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he was the General Manager of the Capital Markets division at Banco Urquijo in Madrid. He has been the founder and Chairman of Beta Capital. As from 1991, he has also acted as the Chairman of the Spanish Financial Analysts’ Association. He has also been a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he held the post of Chairman of Tabacalera, S.A., and subsequently Altadis following the company’s merger with the French group Seita. Between July 2000 and April 2016, he served as an Executive Chairman of Telefónica S.A.. Mr. Alierta served as a Non-Executive Director of China Netcom during the period from December 2007 to November 2008. From April 2008 to December 2013 he was a member of the Board of Directors of Telecom Italia, S.p.A.. Between September 2010 and June 2016, Mr. Alierta served as a member of the Board of Directors of International Consolidated Airlines Group (IAG, listed on the stock exchanges of Madrid and London). In September 2005, Mr. Alierta received “The Global Spanish Entrepreneur” award from the Spanish/US Chamber of Commerce. Mr. Alierta holds a degree in law from the University of Zaragoza and received a master’s degree in business administration at the University of Columbia (New York) in 1970.

CHEUNG WING LAM LINUS

(Independent Non-Executive Director)

Aged 68, was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is a member of the Board of Governors of Centennial College of the University of Hong Kong, Independent Non- Executive Directors of HKR International Limited (listed on the Hong Kong Stock Exchange) and Sotheby’s (listed on the New York Stock Exchange). Mr. Cheung was a member of the University of Hong Kong Council, Chairman of the Council of Centennial College, Chairman of the University of Hong Kong School of Professional and Continuing Education, Chairman of Asia Television Limited, Deputy Chairman of PCCW Limited, an Independent Non-Executive Director of Taikang Life Insurance Company Limited, as well as President of the Chartered

Institute of Marketing (Hong Kong Region). Prior to the merger of Pacific Century Cyberworks Limited and Hong Kong Telecom Limited, Mr. Cheung was the Chief Executive of Hong Kong Telecom Limited and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung worked at Cathay Pacific Airways for 23 years, leaving as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor’s degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

WONG WAI MING

(Independent Non-Executive Director)

Aged 59, was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Executive Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange and the New York Stock Exchange). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was the Chief Executive Officer and Executive Director of Roly International Holdings Limited and an Executive Director of Linmark Group Limited (currently known as Daohe Global

Group Limited and listed on the Hong Kong Stock Exchange). Mr. Wong served as a Non-Executive Director of Linmark Group Limited. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor’s degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.

CHUNG SHUI MING TIMPSON

(Independent Non-Executive Director)

Aged 65, was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is a member of the National Committee of the 12th Chinese People’s Political Consultative Conference. He is also the Pro-Chancellor of the City University of Hong Kong. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited, China Overseas Grand Oceans Group Limited, China Everbright Limited, China Construction Bank Corporation, Jinmao Hotel and Jinmao (China) Hotel Investments and Management Limited (formerly known as “Jinmao Investments and Jinmao (China) Investments Holdings Limited”) (all listed on the Hong Kong Stock Exchange). Mr. Chung is also an Independent Director of China State Construction Eng. Corp. Ltd. (listed on the Shanghai Stock Exchange). From October 2004 to October 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited and the Deputy Chief Executive Officer of BOC International Limited. He was also the Director-General of Democratic Alliance for the

Betterment and Progress of Hong Kong, the Chairman of the Advisory Committee on Arts Development, the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority, a member of the Disaster Relief Fund Advisory Committee, an Independent Non-Executive Director of Henderson Land Development Company Limited and Nine Dragons Paper (Holdings) Limited, an Independent Director of China Everbright Bank Company Limited and an Outside Director of China Mobile Communications Corporation. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master’s degree in business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.

LAW FAN CHIU FUN FANNY

(Independent Non-Executive Director)

Aged 64, was appointed in November 2012 as an Independent Non-Executive Director of the Company. Mrs. Law is currently Chairman of the Board of Directors of Hong Kong Science and Technology Parks Corporation, a Deputy of the Hong Kong Special Administrative Region (“HKSAR”) to the National People’s Congress of the People’s Republic of China, a Member of the Executive Council of the Government of HKSAR, the Special Adviser to the China-US Exchange Foundation, a Director of the Fan Family Trust Fund and the Honorary Principal of Ningbo Huizhen Academy. Besides, Mrs. Law is an Independent Non-Executive Director of CLP Holdings Limited and DTXS Silk Road Investment Holdings Company Limited (formerly known as “UDL Holdings Limited”) and Nameson Holdings Limited (all listed on the Hong Kong Stock Exchange), as well as External Director of China Resources (Holdings)

Co., Limited. Prior to her retirement from the civil service in 2007, Mrs. Law was the Commissioner of the Hong Kong Independent Commission Against Corruption. During her 30 years as an Administrative Officer, Mrs. Law has worked in many fields, including medical and health, economic services, housing, land and planning, home affairs, social welfare, civil service, transport and education. Mrs. Law graduated from the University of Hong Kong with an Honours degree in Science, and in 2009 was named an outstanding alumnus of the Science Faculty of the University of Hong Kong. She received a Master degree in Public Administration from Harvard University and was named a Littauer Fellow of Harvard University. She also holds a Master degree in Education from the Chinese University of Hong Kong and is a Fellow of The Hong Kong Institute of Directors.

JIANG ZHENGXIN

(Senior Vice President)

Aged 59, was appointed as Senior Vice President of the Company in February 2009. Mr. Jiang is a senior engineer of professor level. He received a bachelor’s degree in radio engineering from Beijing University of Posts and Telecommunications in 1982, a master’s degree in business administration from Jilin University in 2001, and a PhD in political economy from Jilin University in 2006. Mr. Jiang served as Deputy Director of the Bureau of Telecommunications Administration in Changchun of Jilin Province from February 1998 to July 1999. He was the Deputy General Manager of Jilin Mobile Communication Company from July 1999 to March

2004. He served as the Deputy General Manager of South Communication Co. Limited of Netcom Group from March 2004 to June 2004, and he was the General Manager of Zhejiang Branch of Netcom Group from June 2004 to September 2007. He has served as Deputy General Manager of Netcom Group since September 2007. Mr. Jiang is a Vice President of Unicom Group, a Director and Senior Vice President of CUCL as well as the Chairman of Supervisory Committee of A Share Company. Mr. Jiang has worked in the telecommunications industry for a long period of time and has extensive management experience.

SHAO GUANGLU

(Senior Vice President)

Aged 52, was appointed as Senior Vice President of the Company in April 2011. Mr. Shao is a senior engineer. He received a bachelor’s degree from Harbin Institute of Technology in 1985, a master’s degree in engineering and a master’s degree in economics from Harbin Institute of Technology in 1988 and 1990, respectively, a master’s degree in management from BI Norwegian Business School in 2002 and a doctor’s degree in management from Nankai University in 2009. Mr. Shao joined Unicom Group in February 1995. Mr. Shao was Deputy

General Manager of Tianjin Branch, Deputy General Manager of Henan Branch, General Manager of Guangxi Branch, as well as General Manager of Human Resource Department of Unicom Group. Mr. Shao also serves as a Vice President of Unicom Group, a Director of A Share Company and a Director and Senior Vice President of CUCL. Mr. Shao has worked in the telecommunications industry for a long period of time and has extensive management experience.

RECOGNITION & AWARDS

YOUR TRUST OUR POWER For more information, please visit our website at www.chinaunicom.com.hk

34	35

CORPORATE GOVERNANCE REPORT

The Board is committed to high standards of corporate governance and recognises that good governance is vital for the long-term success and sustainability of the Company’s business. As a company incorporated in Hong Kong, the Company adopts the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), the Securities and Futures Ordinance of Hong Kong and other related laws and regulations as the basic guidelines for the Company’s corporate governance. As a company dual-listed in Hong Kong and the United States, the current Articles of Association are in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the regulatory requirements for non-US companies listed in the United States. These rules serve as guidance for the Company to improve the foundation of its corporate governance, and the Company strives to comply with the relevant requirements of international and local corporate governance best practices. The Company has regularly published statements relating to its internal control in accordance with the US Sarbanes-Oxley Act and the regulatory requirements of the U.S. Securities and Exchange Commission and the New York Stock Exchange to confirm its compliance with related financial reporting, information disclosure, corporate internal control requirements and other regulatory requirements. The Board is responsible for performing overall corporate governance duties. The Company has adopted a Corporate Governance Practice which sets out the key terms of reference of the Board on corporate governance functions, including, amongst others, developing and reviewing the Corporate Governance Policy and corporate governance practices of the Company; reviewing and monitoring the training and continuous professional development of Directors and senior management; reviewing and monitoring the Company’s media enquiry policies and practices on compliance with legal and regulatory requirements; developing, reviewing and monitoring the code of conduct and compliance manual applicable to employees and Directors; and reviewing the Company’s compliance with the Code.

In 2016, the Company’s continuous efforts in corporate governance gained wide recognition from the capital markets and the Company was accredited with a number of awards. The company was awarded as “Asia’s No.1 Best Managed Company – TMT Sector” in “Asia’s Best Managed Companies Poll 2016” by FinanceAsia. Meanwhile, Mr. Wang Xiaochu, Chairman and CEO of the Company was named as “Best CEO in China – 1st”, Mr. Li Fushen, Executive Director and CFO of the Company was named as “Best CFO in China – 2nd”. The Company was voted by institutional investors as “Asia’s No.1 Most Honored Telecom Company” in “2016 All-Asia Executive Team” ranking organised by the authoritative financial magazine, Institutional Investor. Meanwhile, Mr. Wang Xiaochu was named as “Asia’s Best CEO (Telecoms) – 1st”, Mr. Li Fushen was named as “Asia’s Best CFO (Telecoms) – 2nd”. The Company was awarded the “The Best of Asia – Outstanding on Corporate Governance” by Corporate Governance Asia. Meanwhile, Mr. Wang Xiaochu was named “Asia’s Best CEO”, Mr. Li Fushen was also named “Asia’s Best CFO”, and the Company was also honoured as “Best Investor Relations Company”. The company was voted by investors as the “Most Progress in Investor Relations” at “IR Magazine Awards – Greater China 2016”, and Mr. Wang Xiaochu was voted “Best Senior Management”. The Company was accredited with “Platinum Award for Excellence in Governance, CSR & Investor Relations” in “The Asset Corporate Awards 2016”.

The Corporate Governance Code (the “Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) provides for code provisions (the “Code Provisions”) and recommended best practices with respect to (i) Directors, (ii) remuneration of Directors and senior management and evaluation of the Board of Directors (the “Board”), (iii) accountability and audit, (iv) delegation by the Board, (v) communication with shareholders and (vi) company secretary. Other than the disclosures made in the section headed “Board of Directors” below, the Company confirms that for the year ended 31 December 2016, it complied with all the Code Provisions.

BOARD OF DIRECTORS

To serve the best interests of the Company and its shareholders, the Board is responsible for reviewing and approving major corporate matters, including, amongst others, business strategies and budgets, major investments, capital market operations, as well as mergers and acquisitions. The Board is also responsible for monitoring risk management and internal control, reviewing and approving the announcements periodically published by the Company regarding its business results and operating activities.

In order to achieve a sustainable and balanced development, the Company views Board diversity as a key element for supporting its strategic goals and maintaining sustainable development. The Board membership maintains wide representation.

Members of the Board consist of outstanding individuals from different professions in Mainland China, Hong Kong and overseas. As at 31 December 2016, the Board comprises eight Directors, including three executive Directors, one non-executive Director and four independent non-executive Directors. Particulars of the Directors are set out on pages 28 to 33 of this annual report. The Company believes that the Board currently comprises experts from diversified professions such as telecommunications, information technology, banking, finance and management, and is diversified in terms of gender, age, duration of service, etc., which contributes to the enhanced management standard and more regulated operation of corporate governance of the Company, and results in a more comprehensive and balanced Board structure and decision-making process.

The below sets out the analysis of the composition of the Board as at 31 December 2016:

GENDER 7 DESIGNATION Male 1 Executive Directors 3 Female Independent 4 Non-Executive Directors Non-Executive 1 AGE GROUP Director DURATION OF 2 SERVICE (YEARS) 2>67 60-67 2 4 11-15 52-59 3 36-10 1-5

The roles and responsibilities of chairman and chief executive of the Company were performed by the same individual for the year ended 31 December 2016. Mr. Wang Xiaochu serves as Chairman and CEO of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Wang Xiaochu is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company. The Board believes that at the present stage, Mr. Wang Xiaochu and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

All non-executive Director and independent non-executive Directors of the Company are influential members of society and possess good knowledge and experience in different areas. They have been making positive contributions to the development of the Company’s strategies and policies through independent, constructive and informed advices. They have maintained close contact with the management and actively express constructive opinions on matters relating to the shareholders and the capital market at board meetings. These views and opinions facilitate the Board in making their decisions in the shareholders’ best interests. All independent non-executive Directors, except for their equity interests and remuneration disclosed in this annual report, do not have any business with or financial interests in the Company, its holding company or subsidiaries, and have confirmed their independence to the Company. The functions of non-executive Director and independent non-executive Directors include, amongst other things, attending board meetings, exercising independent judgements at meetings, playing a leading role in resolving any potential conflicts of interest, serving on committees by invitation and carefully examining whether the performance of the Company has reached the planned corporate targets and objectives, and monitoring and reporting on matters relating to the performance of the Company.

With respect to the nomination and appointment of new directors and senior management members, the Nomination Committee would, after considering the Company’s need for new directors and/or senior management members, identify a wide range of candidates from within the Company and the human resources market and make recommendations to the Board. The Nomination Committee will consider candidates on merit against objective criteria and with due regard to the benefits of diversity on the Board. After having obtained the consent from candidates in relation to the relevant nomination and based on the Company’s actual needs, the Board would convene a meeting, attendees of which include independent non-executive Directors and non-executive Director, to consider the qualifications of the candidates. The Directors of the Company (including non-executive Directors) are not appointed for a specific term but are subject to retirement by rotation at general meetings pursuant to the Company’s articles of association and at least once every three years.

Every newly appointed Director is provided with a comprehensive, formal and tailored induction on appointment, and would subsequently receive all briefing and professional development necessary to ensure that he/she has proper understanding of the Company’s operations and businesses, full understanding of his/her responsibilities under the statutes, the common law, the Listing Rules, applicable legal and regulatory requirements, and the Company’s business and corporate governance policies. Furthermore, formal letters of appointment setting out the key terms and conditions of the Directors’ appointment will be duly prepared.

Directors’ training is an ongoing process. The Company regularly invites various professionals to provide trainings on the latest changes and development of the legal and regulatory requirements as well as the market and/or industrial environment to Directors.

In 2016, the Directors as at 31 December 2016 have participated in various training and continuous professional development activities and the summary of which is as follows:

Types of training
Executive Director
Wang Xiaochu (Chairman)	A, B
Lu Yimin	A, B
Li Fushen	A, B
Non-Executive Director
Cesareo Alierta Izuel	A, B
Independent Non-Executive Director
Cheung Wing Lam Linus	A, B
Wong Wai Ming	A, B
Chung Shui Ming Timpson	A, B
Law Fan Chiu Fun Fanny	A, B

A:	attending relevant seminars and/or conferences and/or forums; delivering speeches at relevant seminars and/or conferences and/or forums

B:	reading or writing relevant newspapers, journals and articles relating to general economy, general business, telecommunications, corporate governance or directors’ duties

The remuneration package for executive Directors includes salary and performance-linked annual bonuses. The remuneration of executive Directors is determined by reference to their respective duties and responsibilities in the Company, their respective experience, prevailing market conditions and applicable regulatory requirements while the award of the performance-linked annual bonuses is tied to the attainment of key performance indicators or targets set by the Company. The remuneration of non-executive Directors is determined by reference to prevailing market conditions and their respective workload from serving as non-executive Directors and members of the board committees of the Company. The Company also adopted share option schemes for the purpose of providing long term incentives to eligible participants, including Directors (details of such share option schemes are set out in the paragraph headed “Share Option Schemes of the Company” on pages 60 to 61 of this annual report). The remuneration for each Director and the remuneration of senior management by band are disclosed on pages 122 to 124 of this annual report. In addition to the remuneration, the Company has arranged appropriate insurance coverage in respect of legal action against the Directors.

The Board has provided clear guidelines for delegation of powers and responsibilities to management. However, certain important matters must be decided only by the Board, including, but not limited to, long-term objectives and strategies, annual budget, initial announcements on quarterly, interim and final results, dividends, major investments, equity-related capital market operations, mergers and acquisitions, major connected transactions and annual internal control evaluation. The arrangements on delegation of powers and responsibilities to management are reviewed by the Board periodically to ensure that they remain appropriate to the needs of the Company.

The Board convenes meetings regularly and all Directors have adequate opportunity to be present at the meetings and to include matters for discussion in the meeting agenda. Notices of regular board meetings are delivered to the Directors at least 14 days in advance of the meetings. The Company delivers, on a best endeavour basis, all documents for regular board meetings to the Directors at least one week prior to the meetings (and ensures that all documents are delivered to the Directors no less than three days prior to the regular meetings as required by the Code Provisions).

The Company Secretary, being an employee of the Company, has day-to-day knowledge of the Company’s affairs and reports to the Chairman of the Board. He keeps close contact with all Directors and ensures that the operation of the Board and all board committees is in compliance with the procedures as set forth in the Articles of Association and the charters of the board committees. Additionally, the Company Secretary is responsible for compiling and regularly submitting draft minutes of board meetings and committee meetings to the Directors and committee members for their comment, and final versions of minutes for their records, within a reasonable time after the relevant meetings. Each Director may obtain advice from and the services of the Company Secretary to ensure that board procedures, and all applicable rules and regulations, are followed. Physical board meetings will be held for the selection, appointment or dismissal of the Company Secretary. To ensure the possession of up-to-date knowledge and market information to perform his duties, the Company Secretary attended sufficient professional training in 2016.

The Directors may, upon request, obtain independent professional advice at the expense of the Company. In addition, if any substantial shareholder of the Company or any Directors has significant conflicts of interest in a matter to be resolved, the Board will convene a board meeting in respect of such matter and those Directors who have conflicts of interest must abstain from voting and will not be counted in the quorum of the meeting.

All Directors are required to devote sufficient time and attention to the affairs of the Company. A culture of openness and debate are promoted in the Board and the Directors are encouraged to express their views and concerns. The Company provides monthly operating update to the Directors, so as to ensure the Directors are familiar with the Company’s latest operations. In addition, through regular Board meetings and reports from management, the Directors are able to clearly understand the operations, business strategy and latest development of the Company and the industry. Besides formal board meetings, the Chairman also meets annually with non-executive Director and independent non-executive Directors, without the presence of the executive Directors, which further promotes the exchange of diversified views and opinions. In order to ensure that all Directors have appropriate knowledge of the matters discussed at the meetings, adequate, accurate, clear, complete and reliable information regarding those matters is provided in advance and in a timely manner, and all Directors have the right to inspect documents and information in relation to matters to be decided by the Board. The Directors have frequently visited various branches in Mainland China to gain better understanding of the Company’s daily operations. In addition, the Company has arranged relevant trainings for the Directors (which include training sessions conducted by professional advisers, such as lawyers and accountants, from time to time) in order to broaden their knowledge in the relevant areas and to improve their understanding of the Company’s business, legal and regulatory requirements and the latest operational technologies. The Board also conducts annual evaluation of its performance. Such efforts have improved the corporate governance of the Company.

In 2016, the Board held four board meetings and passed one written resolution for, amongst other things, discussion and approval of important matters such as the 2015 annual results, the 2015 Form 20-F, the 2016 annual budget, the 2016 interim results, the first and the first three quarters results for 2016, reports on risk management and internal control, continuing connected transactions as well as the appointment of the Chairman and member of the Nomination Committee.

Set forth below is an overview of the attendance during the year by the Board members at various meetings:

Meetings Attended/Held
		Audit	Remuneration	Nomination
	Board	Committee	Committee	Committee	Shareholders
	Meeting	Meeting	Meeting	Meeting	Meeting
Executive Directors
Wang Xiaochu (Chairman)	3/4	N/A	N/A	1/1	1/1
Lu Yimin	4/4	N/A	N/A	N/A	1/1
Li Fushen	4/4	N/A	N/A	N/A	1/1
Zhang Junan[2]	0/4	N/A	N/A	N/A	0/1
Non-Executive Director
Cesareo Alierta Izuel	0/4	N/A	N/A	N/A	0/1
Independent Non-Executive
Cheung Wing Lam Linus	4/4	5/5	1/1	N/A	1/1
Wong Wai Ming	3/4	4/5	0/1	N/A	0/1
Chung Shui Ming Timpson[1]	4/4	5/5	1/1	1/1	0/1
Law Fan Chiu Fun Fanny[1]	4/4	5/5	N/A	1/1	1/1

Note 1:	On 16 February 2016, Mr. Chung Shui Ming Timpson was appointed as the chairman of the Nomination Committee; Mrs. Law Fan Chui Fun Fanny was appointed as a member of the Nomination Committee.

Note 2:	On 1 November 2016, Mr. Zhang Junan resigned as executive Director of the Company.

Note 3:

Certain Directors (including independent non-executive Directors) did not attend the Annual General Meeting and some of the meetings of the Board and committees due to other business commitments or being overseas.

In 2016, the Board performed their fiduciary duties and devoted sufficient time and attention to the affairs of the Company. The Board works effectively and performs its responsibilities efficiently with all key and appropriate issues being discussed and approved in a timely manner.

The Company has adopted the “Model Code for Securities Transactions by Directors of Listed Issuers”, as set out in Appendix 10 to the Listing Rules to govern securities transactions by directors. Further to the specific enquiries made by the Company to the directors, all directors have confirmed their compliance with the Model Code for the year ended 31 December 2016.

The Directors acknowledge their responsibilities for preparing the financial statements for the year ended 31 December 2016, which give a true and fair view of the financial position of the Company as at the statement of financial position date and financial performance and cash flows of the Company for the year ended the statement of financial position date, are properly prepared on the going concern basis in accordance with relevant statutory requirements and applicable financial reporting standards. A statement of the independent auditors about their reporting responsibilities related to the financial statements is set out in the independent auditor’s report on page 80 to page 85 of this annual report.

COMMITTEES UNDER THE BOARD

The Company has established three committees of the Board under the Board, the Audit Committee, the Remuneration Committee and the Nomination Committee. Each committee has a written charter, which is available on the websites of the Company and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). From time to time as required by the Listing Rules, the Board also establishes independent board committee for the purpose of advising and providing voting recommendations to independent shareholders on connected transactions and transactions subject to independent shareholders’ approval entered into by the Company and/or its subsidiaries. The committees are provided with sufficient resources, including, amongst others, obtaining independent professional advice at the expense of the Company, to perform its duties. The committees report their decisions or recommendations to the Board after meetings.

Audit Committee

Composition

As at 31 December 2016, the Audit Committee comprised Mr. Wong Wai Ming, Mr. Cheung Wing Lam Linus, Mr. Chung Shui Ming Timpson and Mrs. Law Fan Chiu Fun Fanny, all being independent non-executive Directors of the Company. The Chairman of the Audit Committee is Mr. Wong Wai Ming. All members of the Audit Committee have satisfied the “independence” requirements in relation to an Audit Committee member under applicable laws, regulations and rules. The Chairman of the Audit Committee is an accountant with expertise and experience in accounting and financial management. Another member of the Audit Committee is also an accountant with extensive accounting professional experience.

Major Responsibilities

The primary responsibilities of the Audit Committee include: as the key representative body, overseeing the Company’s relationship with the independent auditor, considering and approving the appointment, resignation and removal of the independent auditor; pre-approval of services and fees to be provided by the independent auditor based on the established pre-approval framework; supervising the independent auditor and determining the potential impact of non-audit services on such auditor’s independence; reviewing quarterly and interim financial information as well as annual financial statements; coordinating and discussing with the independent auditor with respect to any issues identified and recommendations made during the audits; reviewing correspondences from the independent auditor to the management and responses of the management; discussing the risk management and internal control system with the management as well as reviewing the reports on the risk management and internal control procedures of the Company.

Work Completed in 2016

The Audit Committee meets at least four times each year, and assists the Board in its review of the financial statements to ensure effective risk management and internal control as well as efficient audit.

The Audit Committee held five meetings in 2016 for, amongst other things, discussion and approval of the 2015 annual results, the 2015 Form 20-F, the 2016 interim results, and the first and the first three quarters results for 2016. In addition, the Audit Committee approved in the meetings the continuing connected transactions, the report on risk management, the report on internal audit and internal control, the re-appointment, the audit fees and the audit plans of the independent auditor as well as the non-audit services provided by the independent auditor in 2016.

The Audit Committee has performed its duties effectively, and enabled the Board to better monitor the financial condition of the Company, supervise the risk management and internal control of the Company, ensure the integrity and reliability of the financial statements of the Company, prevent significant errors in the financial statements and ensure the Company’s compliance with the relevant requirements of the Listing Rules, the U.S. federal securities regulations and the New York Stock Exchange listing standards with respect to audit committee.

Remuneration Committee

Composition

As at 31 December 2016, the Remuneration Committee comprised Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming and Mr. Chung Shui Ming Timpson, all being independent non-executive Directors of the Company. The Chairman of the Remuneration Committee is Mr. Cheung Wing Lam Linus.

Major Responsibilities

The primary responsibilities of the Remuneration Committee include: considering and approving the remuneration policies and structure for Directors’ and senior management’s remuneration; considering and making recommendation to the Board on the remuneration packages of Directors and senior management; and considering and approving the Company’s share option schemes. The Remuneration Committee conducts performance review of the CEO and determines the CEO’s year-end bonus pursuant to the performance target contract entered into between the Board and the CEO. The CEO is responsible for the performance review and proposal of performance-based year-end bonuses for the other members of the Company’s management, which is subject to the review of the Remuneration Committee. In addition, the Remuneration Committee consults the Chairman on the remuneration proposals for other executive directors.

Work Completed in 2016

The Remuneration Committee meets at least once a year. The Remuneration Committee held one meeting in 2016 for, amongst other things, discussion and approval of the 2015 appraisal report and the 2016 performance contract of the CEO and bonus for senior management for 2015.

The Remuneration Committee has performed its duties effectively on reviewing and approving the remuneration packages, especially the performance-based remunerations for the CEO, as well as making recommendations to the Board with regards to the remuneration packages for senior management.

Nomination Committee

Composition

As at 31 December 2016, the Nomination Committee comprised Mr. Chung Shui Ming Timpson, Mr. Wang Xiaochu and Mrs. Law Fan Chiu Fun Fanny. Except for Mr. Wang Xiaochu, who is the Chairman and CEO of the Company, Mr. Chung Shui Ming Timpson and Mrs. Law Fan Chiu Fun Fanny are independent non-executive Directors of the Company. The Chairman of the Nomination Committee is Mr. Chung Shui Ming Timpson.

Major Responsibilities

The primary responsibilities of the Nomination Committee include: reviewing the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the corporate strategy of the Company; identifying individuals suitably qualified to become Board members and selecting or making recommendations to the Board; formulating, reviewing and implementing the board diversity policy; assessing the independence of independent non-executive directors; making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors; giving its opinion to the Board on candidates of the senior management nominated by the CEO and on changes to the senior management of the Company.

Work Completed in 2016

The Nomination Committee meets at least once a year.

The Nomination Committee held one meeting in 2016 for, amongst other things, reviewing the structure, size and composition of the Board, assessment of the independence of independent non-executive Directors and making recommendations to the Board on the proposed re-election of Directors.

The Company has adopted a policy concerning diversity of board members. The Company recognises and embraces the benefits of having a diverse Board, and notes increasing diversity at Board level as an essential element in maintaining a competitive advantage. All Board appointments are made on merit, in the context of the skills and experience the Board as a whole requires to be effective. In reviewing Board composition, the Nomination Committee will consider a number of factors, including professional knowledge, skills, experience and diversity of perspectives which are appropriate to the Company’s business model and specific needs. In identifying suitable candidates for appointment to the Board, the Nomination Committee will consider candidates on merit against objective criteria and with due regard to the benefits of diversity on the Board. Selection of candidates will be based on a range of diversity perspectives including but not limited to gender, age, cultural and educational background, professional experience, skills, knowledge and length of service. The ultimate decision will be based on merit and contribution that the selected candidates will bring to the Board.

INDEPENDENT AUDITOR

KPMG is the independent auditor of the Company. Apart from audit services, it also provides other audit related and non-audit services. The remuneration paid/payable to the independent auditor for provision of services in 2016 is as follows:

Items	Note	2016 (in RMB thousands)
Audit services	(i)	68,943
Other assurance services	(ii)	10,296
Non-audit services	(iii)	88

Notes:

(i)

Audit services in 2016 included audit work in connection with the audit of the Company’s consolidated financial statements and internal control over financial reporting, pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

(ii)

Other assurance services included other assurance and related services that can be reasonably provided by the independent auditor. In 2016, the provisions of audit-related services mainly included professional services in relation to the issuance of bonds, audit service in relation to a reorganisation of subsidiaries within the Group and the audit services provided to overseas subsidiaries by KPMG International Member Firms.

(iii)	Non-audit services included other services that can be reasonably provided by the independent auditor. In 2016, the provisions of non-audit services mainly included tax compliance services.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company’s strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems, promotes the sustainable and healthy development of the Company, and enhances the Company’s operation management level and risk prevention ability. The Board should oversee management in the design; implementation and monitoring of the risk management and internal control systems, and management should provide a confirmation to the Board on the effectiveness of these systems. The Board acknowledges that it is its responsibility for the risk management and internal control systems and reviewing their effectiveness.

Risk management and internal control systems have been designed to monitor and facilitate the accomplishment of the Company’s business objectives, safeguard the Company’s assets against loss and misappropriation, ensure maintenance of proper accounting records for the provision of reliable financial information, ensure the Company’s compliance with applicable laws, rules and regulations. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

Organisation systems

The Company set up a group-wide risk management and internal control systems consisting of the Board, the Internal Control and Risk Management Committee, the Integrated Management Department and each relevant professional functional departments.

THE BOARD AUDIT COMMITTEE Highest decision making body Supervision body INTERNAL CONTROL AND RISK MANAGEMENT COMMITTEE Highest coordination and deliberation body at company management level INTERNAL CONTROL AND RISK MANAGEMENT DEPARTMENT External Daily working departments PROFESSIONAL LEGAL AND RISK FUNCTIONAL MANAGEMENT INTERNAL AUDIT DEPARTMENTS DEPARTMENT DEPARTMENT Professional internal control Integrated risk management Supervision and evaluation management and execution and internal control department department departments in daily working departments BRANCHES INTERNAL CONTROL AND RISK AND MANAGEMENT COMMITTEE SUBSIDIARIES Coordination and deliberation body at company management level INTERNAL CONTROL AND RISK MANAGEMENT DEPARTMENT Daily working departments PROFESSIONAL LEGAL AND RISK INTERNAL AUDIT FUNCTIONAL MANAGEMENT DEPARTMENT DEPARTMENTS DEPARTMENT SUBDIVISION Professional internal control Integrated risk management Supervision and evaluation management and execution and internal control department department departments in daily working departments

The Company has a legal and risk management department with over 600 full-time staff members. Legal and risk management departments at all levels responsible for overall risk evaluation, special risk evaluation and internal control self-testing etc. The Company has also formulated targeted risk prevention and control measures, conducted risk follow-up inspections and has enhanced the risk awareness of the employees, all of which have played an active role in the Company’s effective support and safeguard of its operation management and business development. The Legal and Risk Management Department reports directly to the Audit Committee on timely manner.

The Company has an internal audit department with over 450 staff members, with officers stationed at various provincial branches. The internal audit department reports directly to the Audit Committee at least twice annually and is independent of the Company’s daily operation and accounting functions. With an emphasis on the effectiveness of internal control with respect to the efficiency of operations, accuracy of financial information, and compliance with rules and regulations, the internal audit department conducts, amongst others, internal control assessment and internal audit on economic accountability. In addition, the internal audit department also contributes to strengthening the operation and management, improving internal control systems, mitigating operational risks and increasing the economic efficiency of the Company.

Using the risk evaluation as fundamental with the adoption of Internal Control Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the “COSO”), the Company established internal control systems based on the following five fundamental components:

1.	Control Environment: Establishes the control environment which fulfill COSO requirements to provide the appropriate operating environment for the effective implementation of internal control
2.

Risk Evaluation: Establishes the Policy on Risk Evaluation Management and evaluation mechanism, evaluates the risks to the achievement of its objectives across the Company and identifies to the new risk due to the changes

3.

Control Activities: Deploys appropriate policies and control procedures over the Company’s business activities, identifies key control procedures and policies of significant control activities thru evaluation

4.	Information and Communication: Identifies relevant information and communication methods, establishes information and communication mechanisms to aggregate and delivers relevant information

5.

Monitoring Activities: Establishes the internal control monitoring mechanism, implements the monitoring procedures and adopted the before, during and extensive monitoring principles, and carries on the proper monitoring to the internal control

Risk evaluation and management

The Company has established and gradually improved its comprehensive closed-loop risk management system for the purpose of “integrating management of day-to-day general risks and spontaneous critical risks”, achieved the closed-loop management by risk evaluation, early warning and follow-up inspections to ensure the effectiveness of operation management. In the “Circular regarding the printing and distributing of the Summary Analysis Report of the Comprehensive Risk Management of the Central Enterprises in 2015 (Gai Ge Han [2015] No.29)” issued by the State-owned Assets Supervision and Administration Commission of the State Council, the Company’s achievements in risk management have been fully recognised.

RISK MANAGEMENT
Evaluation
Identification
Follow up
Report
Response
Early Warning

Identification
Evaluation
Early Warning
LEGAL AND RISK MANAGEMENT DEPARTMENT
Response
Risk Manager
Risk Controller
PROFESSIONAL DEPARTMENTS
Report
Follow up

2016 Risk evaluation result

Possibility of occurrence
5 (very high)
4 (high)
3 (moderate)
2 (low)
1 (very low)
1 (slightly)
2 (little)
3 (moderate)
4 (severe)
5 (very severe)
Influence level
1
2
3
4
5
6
Low Risk
Moderate Risk
Significant Risk

Evaluation Identification Evaluation Early Warning LEGAL AND RISK MANAGEMENT DEPARTMENT Early Warning Identification Risk Response Risk Manager Risk Controller ManageMent Response Follow up PROFESSIONAL Report DEPARTMENTS Report Follow up 2016 Risk evaluation result Possibility of occurrence 5 2 (very high) 1 3 5 4 4 6 (high) 3 (moderate) 2 Low Risk (low) Moderate Risk 1 (very low) Significant Risk 1 2 3 4 5 Influence (slightly) (little) (moderate) (severe) (very severe) level 1. Policy Risk – Adjustment of regulatory policies in the industry 2. Policy Risk – Increase in tower operation and maintenance costs 3. Market Risk – Telecommunications operation competition 4. Market Risk – Internet substitution 5. Technology Management Risk – Accelerate changes in telecommunication technology 6. Regulation Management Risk – Optimisation of rules and regulations

In the 2016 risk evaluation process, the Company first adopted the risk catalog rating method which generally involved all levels of corporate management and frontlines, and created new two-way risk evaluation method which was broadly participated, focus and accurate. The Company fully considered the changes in operating environment, business and policies, identified the potential risk to the Company’s operation, rated the relevant risks in risk catalog according to “influence level” and “possibility of occurrence”, and anticipated the risk according to the quantitative result from risk catalog rating method, as a result to identify the significant risks and their risk level in 2016. The annual risk management instructions from the management were implemented according to the Policy on Risk Management and Company’s risk management requirement. This included the formulation of relevant risk management strategies, solution and corresponding departments and carried out interim follow-up inspection works. The negative impacts arise from the risks and risk events were controlled under the expected and acceptable range. There were no significant control failings or weaknesses that have been identified during the year.

Monitoring and Optimisation

To ensure the effectiveness of risk management and internal control designs, the Company carried out risk evaluation on time and compared the risk points, formulated or enhanced correspondence internal control measures according to the change in business and management. At the same time, the internal control manual will be updated in time through the assessment and review on applications on internal control workflow modification submitted by professional departments, risk evaluation reports and exceptional from internal control assessment etc. Internal Control and Risk Management Department conducted inspections on effectiveness on risk management and internal control implementation in regular or irregular time interval, improved and enhanced risk management and internal control designs continuously.

According to the internal control self-assessment reports from the branches and subsidiaries, self-assessment reports from each professional departments, current year exceptional in internal control discovered during internal audit and the Company annual risk management report, the Group’s Internal Control and Risk Management Department at its headquarter formed the Company’s internal control self-assessment report, which acted as supporting document for the management to issue a statement of the effectiveness of internal control. Based on different disclosure requirements on Company’s internal control assessment report from different listing regulatory body, the Company prepared internal control assessment report respectively. External auditor issued and disclosed independence opinions on financial statement as at 31 December on that year and effectiveness on internal control over financial reporting.

Certain of the management personnel of the Company and/or its subsidiaries had engaged or were alleged to have engaged in unlawful conduct in the past few years (including the former chairman and chief executive officer, Mr. Chang Xiaobing). Such unlawful conduct may include the acceptance of bribes, and some of these incidents are still under investigation. The Company believes that such management personnel misconduct are isolated incidents. In response to such management personnel misconduct, the Company had taken and will continue to take various measures, including enhancing the employees’ compliance education and strengthening the risk management and internal control procedure.

Annual review

The Board oversees the Company’s risk management and internal control systems on an ongoing basis and the Board conducted an annual review of the risk management and internal control systems of the Company and its subsidiaries for the financial year ended 31 December 2016, which covered all material controls including financial, operational and compliance controls. After receiving the reports from the Internal Audit Department and the Legal and Risk Management Department, as well as the confirmation from the management to the Board on the effectiveness of these systems, the Board is of the view that the Company’s risk management and internal control systems is effective and adequate. The review also ensure, with respect to the Company’s accounting, internal audit and financial reporting function, the adequacy of resources, staff qualifications and experience, and training programs and budget.

REQUIREMENTS UNDER SECTION 404 OF THE SARBANES-OXLEY ACT

Compliance with the requirements under Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) has been an area of emphasis for the Company. The relevant sections of the Sarbanes-Oxley Act require the management of non-U.S. issuers with equity securities listed on U.S. stock exchanges to issue reports and make representations as to internal control over financial reporting.

The relevant internal control report needs to stress the management’s responsibility for establishing and maintaining adequate and effective internal control over financial reporting. Management is required to assess the effectiveness of the Company’s internal control over financial reporting as at year end. Under Section 404 of the Sarbanes-Oxley Act, the Company’s management is required to conduct an assessment of the effectiveness of the Company’s internal control over financial reporting as at 31 December 2016. Management is currently in the process of finalising the management’s report on internal control over financial reporting, which will be included in the Company’s annual report on Form 20-F for the year ended 31 December 2016 to be filed with the United States Securities and Exchange Commission by 30 April 2017.

Information Disclosure Controls and Procedural Standards

In order to further enhance the Company’s system of information disclosure, and to ensure the truthfulness, accuracy, completeness and timeliness of its public disclosures (including inside information), the Company has adopted and implemented the Information Disclosure Control Policy. In an effort to standardise the principles for information disclosures, the Company established the Information Disclosure Review Committee under the management and formulated the procedures in connection with the compilation and reporting of the Company’s financial and operational statistics and other information, as well as the procedures in connection with the preparation and review of the periodic reports. Moreover, the Company established detailed implementation rules with respect to the contents and requirements of financial data verification, in particular, the upward undertakings by the individual responsible officers at the levels of subsidiaries, branches and major departments.

CORPORATE TRANSPARENCY AND INVESTOR RELATIONS

In addition to publishing annual reports and interim reports, the Company discloses major unaudited financial information (including revenue, operating expenses, EBITDA, net profit) and other key performance indicators on a quarterly basis and announces operational statistics on a monthly basis in order to enhance the Company’s transparency and improve investors’ understanding of the business operations of the Company. In addition, the Company submits annual reports and regular reports to the United States Securities and Exchange Commission pursuant to the requirements under the U.S. federal securities laws.

Upon the announcement of interim and annual results or major transactions, the Company will generally hold analyst briefings, press conferences, and global conference calls with investors. During such conferences, the management of the Company would interact directly with analysts, fund managers, investors and journalists to provide them with relevant information and data of the Company. The Company’s management would accurately and thoroughly respond to questions raised by analysts, fund managers, investors and journalists. Archived webcast of the investor presentation is also available on the Company’s website to ensure wide dissemination of information and data.

The Company’s investor relations department is responsible for providing information and services requested by investors, maintaining timely communications with investors and fund managers, including responding to investors’ inquiries and meeting with company-visit investors, as well as gathering market information and passing views from shareholders to the Directors and management to ensure such views are properly communicated. The Company also arranges from time to time road shows and actively attends investor conferences arranged by investment banks, through which the Company’s management meets and communicates with investors to provide them with opportunities to understand more accurately the Company’s latest development and performance in various aspects, including business operations and management.

In 2016, the Company participated in the following investor conferences:

Date	Conferences
January 2016	UBS Greater China Conference 2016
January 2016	Deutsche Bank China Conference 2016
January 2016	Jefferies China TMT Summit & Tour 2016
March 2016	Morgan Stanley Hong Kong Investor Summit
April 2016	Bernstein Asia Pacific Tech Tour
April 2016	Credit Suisse 19th Annual Asian Investment Conference
April 2016	DBS Pulse of Asia Conference
May 2016	Macquarie Greater China Conference
May 2016	BNP Paribas 7th Asia Pacific TMT Conference
May 2016	HSBC China Conference
May 2016	Goldman Sachs TechNet Conference – Asia Pacific 2016
May 2016	dbAccess Asia Conference 2016
May 2016	Morgan Stanley 2nd China Summit
June 2016	UBS Pan-Asian Telco Conference 2016
June 2016	Nomura Investment Forum Asia 2016
June 2016	J.P. Morgan 12th Annual Global China Summit
June 2016	CICC Investment Strategy Conference 2H16
August 2016	Citi Hong Kong and China TMT Corporate Day
August 2016	Morgan Stanley China Internet & E-Commerce Conference
September 2016	Daiwa Pan-Asia Innovative Companies Conference 2016
September 2016	CICC Annual London Conference
September 2016	CLSA Investors’ Forum 2016
October 2016	Macquarie China Investment Conference
October 2016	Jefferies 6th Annual Greater China Summit
November 2016	Credit Suisse China Investment Conference 2016
November 2016	Bank of America Merrill Lynch China Conference 2016
November 2016	CICC Investment Forum 2016
November 2016	Citi China Investor Conference 2016
November 2016	Daiwa Investment Conference (Hong Kong) 2016
November 2016	J.P. Morgan 4th Global TMT Conference
November 2016	Morgan Stanley 15th Asia Pacific Summit
November 2016	Daiwa Pan-Asian Communication Conference

In addition, through announcements, press releases and the Company website (www.chinaunicom.com.hk), the Company disseminates the latest information regarding any significant business development in a timely and accurate manner. In 2016, our Company website had been revamped and further reflects to enhanced functions and higher level of transparency in information disclosure, striving for achieving international best practices. Meanwhile, the Company website is updated on an ongoing basis, providing investors and the public with updated information and news of the Company. Our revamped website was accredited Gold Award in the category of “Website Redesign – Investor Relations” in “iNova Awards 2016”.

Furthermore, the Company has adopted a Shareholders’ Communication Policy to ensure that the shareholders of the Company are provided with readily, equal and timely access to balanced and understandable information about the Company, to enable shareholders to exercise their rights in an informed manner, and to enhance the shareholders’ and the investment community’s communication with the Company.

SHAREHOLDERS’ RIGHTS

Annual General Meeting

The Board endeavors to maintain an on-going dialogue with shareholders, and in particular, to communicate with shareholders through annual general meetings. Notices of annual general meeting are sent to shareholders at least 20 clear business days before the meeting. The Directors and representatives of the Board committees usually attend the meetings and treasure the opportunities to communicate with shareholders at such meetings. At general meetings, the chairman of the meeting proposes individual resolutions in respect of each substantially separate matter. All matters at the Company’s general meetings are resolved by poll and the relevant procedures are explained at the meeting. The Company also appoints external scrutineers to ensure that all votes are counted and recorded appropriately, and publishes the poll results in a timely manner.

The last annual general meeting of the Company was held on 12 May 2016, at which the following resolutions were passed:

•	to receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2015

•	to declare a final dividend for the year ended 31 December 2015

•

to re-elect Mr. Wang Xiaochu, Mr. Lu Yimin, Mr. Li Fushen and Mrs. Law Fan Chiu Fun Fanny as Directors, and to authorise the Board to fix remuneration of the Directors for the year ending 31 December 2016

•	to re-appoint auditor and authorise the Board to fix their remuneration for the year ending 31 December 2016

•	to grant a general mandate for share buy-back

•	to grant a general mandate to issue new shares

•	to extend the general mandate to issue new shares

The next annual general meeting will be held on 10 May 2017. Please refer to the circular, which sets out the details, that has been sent together with this Annual Report.

Putting Forward Resolutions at Annual General Meetings

Pursuant to Section 615 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), the following persons may put forward a resolution at the next annual general meeting of the Company: (a) any number of shareholders, together holding not less than 2.5% of the total voting rights of all shareholders which have, as at the date of the requisition, a right to vote at the next annual general meeting, or (b) not less than 50 shareholders who have a right to vote on the resolution at the annual general meeting to which the requests relate.

The resolution must be one which may be properly moved and is intended to be moved at the next annual general meeting. The requisition must be signed by the requisitionists and deposited at the registered office of the Company at least six weeks or if later, the time at which notice is given of the annual general meeting before the annual general meeting, the Company has a duty to give notice of such proposed resolution to all shareholders who are entitled to receive notice of the next annual general meeting.

In addition, requisitionists may require the Company to circulate to shareholders entitled to receive notice of the annual general meeting a statement of not more than 1,000 words with respect to the resolution to be proposed. However, the Company is not required to circulate any statement if the court is satisfied that this right is being abused to secure needless publicity for defamatory matters. In such event, the requisitionists may be ordered to pay for the Company’s expenses for application to the court.

If the requisition signed by the requisitionists does not require the Company to give shareholders notice of a resolution, such requisition may be deposited at the registered office of the Company not less than one week before the next annual general meeting.

Extraordinary General Meeting

Notices of extraordinary general meeting are required to be sent to shareholders at least 10 clear business days before the meeting.

Convening Extraordinary General Meetings

Pursuant to Section 566 of the Companies Ordinance, shareholder(s) holding not less than 5% of the total voting rights of all shareholders having a right to vote at general meetings of the Company as at the date of deposit of the requisition, may request the Directors of the Company to convene an extraordinary general meeting. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of the Company.

If the Directors do not, within 21 days from the date of deposit of the requisition, proceed duly to convene a meeting to be held not more than 28 days after the notice of the meeting, shareholder(s) requisitioning the meeting, or any of them representing more than half of their total voting rights, may themselves convene a meeting to be held within three months of such date.

Meetings convened by the requisitionists must be convened in the same manner, as nearly as possible, as meetings to be convened by Directors of the Company. Any reasonable expenses incurred by the requisitionists will be reimbursed by the Company due to the failure of the Directors duly to convene a meeting.

Putting Forward Resolutions at Extraordinary General Meetings

Shareholders may not put forward resolutions to be considered at any general meetings other than annual general meetings. However, shareholders may request an extraordinary general meeting to consider any such resolution as described in “Convening Extraordinary General Meetings” above.

Any queries relating to shareholders’ rights on putting forward resolutions at general meetings and convening extraordinary general meetings should be directed to the Company Secretary of the Company. Requisitions should be deposited at the Company’s registered office and marked for the attention of the Company Secretary.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE LISTING STANDARDS OF THE NEW YORK STOCK EXCHANGE

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Companies Ordinance, as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act. In addition, the Company is subject to the listing standards of the New York Stock Exchange to the extent applicable to non-U.S. issuers. As a non-U.S. issuer, the Company is not required to comply with all of the corporate governance listing standards of the New York Stock Exchange.

In accordance with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual, the Company has posted on its website (www.chinaunicom.com.hk) a summary of the significant differences between corporate governance practices of the Company and those required to be followed by U.S. companies under the listing standards of the New York Stock Exchange.

ENQUIRY ON THE COMPANY

Shareholders may raise any enquiry on the Company at any time through the following channels:

China Unicom (Hong Kong) Limited

Address: 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong

Tel	:	(852) 2126 2018
Fax	:	(852) 2126 2016
Website	:	www.chinaunicom.com.hk
Email	:	ir@chinaunicom.com.hk

These contact details are also available in the “Contact Us” section on the Company’s website (www.chinaunicom.com.hk) designated to enable shareholders to send enquiries to the Company on a timely and effective manner.

REPORT OF THE DIRECTORS

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to present its report together with the audited financial statements of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2016.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC.

RESULTS AND APPROPRIATION

The results of the Group for the year ended 31 December 2016 are set out on pages 86 to 87 of this annual report.

Taking into consideration the Company’s profitability, debt, cash flow level and capital requirements for its future development, the Board has resolved not to pay a dividend for the year 2016. The Company will strive to enhance its profits while paving the way for paying a dividend for the year 2017.

FINANCIAL INFORMATION

Please refer to the Financial Summary on pages 162 to 163 for the summary of the operating results, assets and liabilities of the Group for the five years ended 31 December 2016.

Please refer to the financial statements on pages 86 to 161 for the operating results of the Group for the year ended 31 December 2016 and the respective financial positions of the Group and the Company as at that date.

BUSINESS REVIEW

The business review of the Group for the year ended 31 December 2016 is set out in the sections headed “Chairman’s Statement” on pages 8 to 15, “Business Overview” on pages 16 to 19, “Financial Overview” on pages 22 to 27, “Financial Statements” on pages 86 to 161, “Human Resources Development” on pages 74 to 75, “Social Responsibility” on pages 76 to 79, “Corporate Governance Report” on pages 36 to 57 and “Report of the Directors” on pages 58 to 71 respectively of this annual report. All references herein to other sections or reports in this annual report form part of this Report of the Directors.

LOANS

Please refer to Notes 30, 34 and 39.1(b) to the financial statements for details of the borrowings of the Group.

PROMISSORY NOTES

Please refer to Note 31 to the financial statements for details of the promissory notes of the Group.

CORPORATE BONDS

Please refer to Note 32 to the financial statements for details of the corporate bonds of the Group.

COMMERCIAL PAPERS

Please refer to Note 35 to the financial statements for details of the commercial papers of the Group.

CAPITALISED INTEREST

Please refer to Note 15 to the financial statements for details of the interest capitalised by the Group for the year.

EQUITY-LINKED AGREEMENTS

Other than the share option scheme as disclosed in this Report of Directors, as at 31 December 2016, no equity-linked agreements were entered into by the Group during the year or subsisted.

PROPERTY, PLANT AND EQUIPMENT

Please refer to Note 15 to the financial statements for movements in the property, plant and equipment of the Group for the year.

CHARGE ON ASSETS

As at 31 December 2016, no property, plant and equipment was pledged to banks as loan security (31 December 2015: Nil).

SHARE CAPITAL

Please refer to Note 27 to the financial statements for details of the share capital.

RESERVES

Please refer to page 90 and page 145 of this annual report for the movements in the reserves of the Group and the Company during the year ended 31 December 2016 respectively. As at 31 December 2016, the distributable reserve of the Company amounted to approximately RMB1,421 million (2015: approximately RMB4,153 million).

SUBSIDIARIES AND ASSOCIATES

Please refer to Notes 18 and 19 to the financial statements for details of the Company’s subsidiaries and the Group’s associates.

CHANGES IN SHAREHOLDERS’ EQUITY

Please refer to page 90 of this annual report for the Consolidated Statement of Changes in Equity and page 145 for the Statement of Changes in Equity.

EMPLOYEE BENEFIT EXPENSES

Please refer to Note 8 to the financial statements for details of the employee benefit expenses provided to employees of the Group.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights in the articles of association of the Company requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

MAJOR CUSTOMERS AND SUPPLIERS

The Group’s sales to its five largest customers for the year ended 31 December 2016 did not exceed 30% of the Group’s total turnover for the year.

The Group’s purchases from its largest supplier for the year ended 31 December 2016 represented approximately 23.2% of the Group’s total purchases for the year. The total purchases attributable to the five largest suppliers of the Group for the year ended 31 December 2016 accounted for approximately 47.3% of the total purchases of the Group for the year.

None of the Directors nor their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) nor any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interests in the five largest suppliers of the Group for the year ended 31 December 2016.

SHARE OPTION SCHEME OF THE COMPANY

2014 Share Option Scheme

Pursuant to a resolution passed at the annual general meeting held on 16 April 2014, the Company adopted a new share option scheme (the “2014 Share Option Scheme”). The purpose of the 2014 Share Option Scheme was to recognise the contribution that certain individuals have made to the Company, to attract and retain the best available personnel and to promote the success of the Company. The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on 22 April 2014 and will expire on 22 April 2024. Following the expiry of the 2014 Share Option Scheme, no further share option can be granted under the 2014 Share Option Scheme, but the provisions of the 2014 Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the 2014 Share Option Scheme. Under the 2014 Share Option Scheme:

(1)	share options may be granted to employees including all Directors;

(2)

any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive Directors of the Company (excluding any independent non-executive Director of the Company in the case such Director is a grantee of the options) and all grants to connected persons shall be subject to compliance with the requirements of the Listing Rules, including where necessary the prior approval of the shareholders;

(3)	the maximum aggregate number of shares in respect of which share options may be granted shall be calculated in accordance with the following formula:

N = A – B – C

where:

“N”	is the maximum aggregate number of shares in respect of which share options may be granted pursuant to the 2014 Share Option Scheme;

“A”

is the maximum aggregate number of shares in respect of which shares options may be granted pursuant to the 2014 Share Option Scheme and any other share option schemes of the Company, being 10% of the aggregate of the number of shares in issue as at the date of adoption of the 2014 Share Option Scheme;

“B”	is the maximum aggregate number of shares underlying the share options already granted pursuant to the 2014 Share Option Scheme; and

“C”	is the maximum aggregate number of shares underlying the options already granted pursuant to any other share option schemes of the Company.

Shares in respect of share options which have lapsed in accordance with the terms of the 2014 Share Option Scheme and any other share option schemes of the Company will not be counted for the purpose of determining the maximum aggregate number of shares in respect of which options may be granted pursuant to the 2014 Share Option Scheme.

(4)	the option period commences on any day after the date on which such share option is offered, but may not exceed 10 years from the offer date;

(5)	the subscription price shall not be less than the higher of:

(a)	the closing price of the shares on the Hong Kong Stock Exchange on the offer date in respect of the share options; and

(b)	the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the offer date;
(6)

the total number of shares in the Company issued and to be issued upon exercise of the share options granted to a participant of the 2014 Share Option Scheme (including both exercised and outstanding share options) in any 12-month period must not exceed 1% of the issued share capital of the Company; and

(7)	the consideration payable for each grant is HKD1.00.

No share options had been granted since adoption of the 2014 Share Option Scheme.

As at 31 December 2016, 1,777,437,107 options were available for issue under the 2014 Share Option Scheme, representing approximately 7.42% of issued share capital of the Company as at the date of this annual report.

Directors’, Chief Executives’ and Employees’ Interests Under the Share Option Scheme of the Company

For the year ended 31 December 2016 and as at 31 December 2016, none of the Directors of the Company or chief executives or employees of the Company had any interests under any share option scheme of the Company.

DIRECTORS’ AND CHIEF EXECUTIVES’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2016, the interests and short positions of Directors and chief executives of the Company and their respective close associates in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Hong Kong Securities and Futures Ordinance (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”), were as follows:

Name of Director	Capacity	Ordinary Shares Held	Percentage of Issued Shares
Cheung Wing Lam Linus	Beneficial owner (Personal)	200,000	0.0008%
Chung Shui Ming Timpson	Beneficial owner (Personal)	6,000	0.0000%

Save as disclosed in the foregoing, as at 31 December 2016, none of the Directors or chief executives of the Company or their respective close associates had any interests or short positions in any shares, underlying shares, or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

Furthermore, save as disclosed in the foregoing, during the year ended 31 December 2016, none of the Directors or chief executives (including their spouses and children under the age of 18) of the Company had any interests in or was granted any right to subscribe in any shares, underlying shares, or debentures of the Company or any of its associated corporations, or had exercised any such rights.

MATERIAL INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 31 December 2016, the following persons (other than disclosed under the section headed “Directors’ and Chief Executives’ Interests and Short Positions in Shares, Underlying Shares and Debentures”) had the following interests and short positions in the shares or underlying shares of the Company as recorded in the register required to be kept pursuant to Section 336 of Part XV of the SFO:

			Percentage
	Ordinary Shares Held		of Issued
Name of Shareholder	Directly	Indirectly	Shares
(i) China United Network Communications Group Company Limited (“Unicom Group”)[1,2]	—	18,032,853,047	75.30%
(ii) China United Network Communications Limited (“Unicom A Share Company”)[1]	—	9,725,000,020	40.61%
(iii) China Unicom (BVI) Limited (“Unicom BVI”)[1]	9,725,000,020	—	40.61%
(iv) China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”)[2,3]	8,082,130,236	225,722,791	34.69%

Notes:

1.

Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.

2.

Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Unicom Group BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.

3.

Unicom Group BVI holds 8,082,130,236 shares (representing 33.75% of the total issued shares) of the Company directly. In addition, Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.94% of the total issued shares) of the Company held as trustee on behalf of a PRC shareholder.

Apart from the foregoing, as at 31 December 2016, no person had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 27 to the consolidated financial statements for details of the share capital of the Company.

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the year ended 31 December 2016, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

COMPOSITION OF THE BOARD

The following is the list of Directors during the year and up to date of this report.

Executive Directors:

Wang Xiaochu

(Chairman and Chief Executive Officer)

Lu Yimin

Li Fushen

Zhang Junan (resigned on 1 November 2016)

Non-Executive Director:

Cesareo Alierta Izuel

Independent Non-Executive Directors:

Cheung Wing Lam Linus

Wong Wai Ming

Chung Shui Ming Timpson

Law Fan Chiu Fun Fanny

Pursuant to the articles of association of the Company, Mr. Cesareo Alierta Izuel, Mr. Cheung Wing Lam Linus and Mr. Wong Wai Ming will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election.

Please refer to Note 8 to the financial statements for details of the emoluments of the Directors.

INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of its independent non-executive Directors the annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company considers that all independent non-executive Directors are currently independent.

DIRECTORS’ INTEREST IN CONTRACTS

Save for the service agreements between the Company and the executive Directors, as at 31 December 2016, the Directors did not have any material interest, whether directly or indirectly, in any significant contracts entered into by the Company.

None of the Directors for Re-Election at the forthcoming annual general meeting has an unexpired service agreement which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

DIRECTORS’ INTEREST IN COMPETING BUSINESSES

Unicom Group and the A Share Company are engaged in telecommunications business and other related businesses in China that are similar to and/or compete with those of the Company. Executive directors of the Company also hold executive positions with Unicom Group and the A Share Company. Please refer to the section headed “Directors and Senior Management” on pages 28 to 33 of this annual report for further details.

Mr. Wang Xiaochu, Chairman and Chief Executive Officer of the Company, has served as a director of Telefónica since September 2015. Mr. Cesareo Alierta Izuel, a Non-Executive Director of the Company, has served as a director of Telefónica since January 1997.

Mr. Lu Yimin, an Executive Director and President of the Company, has served as a Non-Executive Director of PCCW Limited since May 2008 and the Deputy Chairman of the Board of PCCW Limited since November 2011. Mr. Lu has also served as a Non- Executive Director of HKT Limited and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Mr. Li Fushen, an Executive Director and Chief Financial Officer of the Company, has served as a Non-Executive Director of PCCW Limited since July 2007 and as a Non-Executive Director of HKT Limited and HKT Management Limited since November 2011.

Each of Telefónica, PCCW Limited, HKT Limited and HKT Management Limited, is engaged in the telecommunications business and other related businesses that may compete with those of the Company.

Apart from the above, there are no competing interests of directors which are disclosable under Rule 8.10(2)(b) of the Listing Rules at any time during the year of 2016 up to and including the date of this annual report.

DIRECTORS OF SUBSIDIARIES

The names of all directors who have served on the boards of the subsidiaries of the Company during the year ended 31 December 2016 and up to the date of this report of directors are available on the Company’s website (http://www.chinaunicom.com.hk).

PERMITTED INDEMNITY

Pursuant to the Company’s articles of association, subject to the applicable laws and regulations, every Director shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities which he/she may sustain or incur in the execution of his/her office or otherwise in relation thereto. The Company has taken out insurance against the liability and costs associated with defending any proceedings which may be brought against directors of the Group.

EMPLOYEE AND REMUNERATION POLICY

As at 31 December 2016, the Group had approximately 253,110 employees, 471 employees and 143 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 16,760 temporary staff in Mainland China. For the year ended 31 December 2016, employee benefit expenses were approximately RMB36.907 billion (for the year ended 31 December 2015: RMB35.140 billion). The Group endeavors to maintain its employees’ remuneration in line with the market trend and to remain competitive. Employees’ remuneration is determined in accordance with the Group’s remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, which are tailored in accordance with individual needs.

The Company has adopted share option schemes, under which the Company may grant share options to eligible employees for subscribing for the Company’s shares.

CONTINUING CONNECTED TRANSACTIONS

On 24 October 2013 and 21 August 2015, respectively, China United Network Communications Corporation Limited (“CUCL”), a wholly-owned subsidiary of the Company, and Unicom Group entered into a comprehensive services agreement and its supplemental agreement (the “Comprehensive Services Agreement”) to renew certain continuing connected transactions and revise annual cap. Pursuant to the Comprehensive Services Agreement, CUCL and Unicom Group shall provide certain services and facilities to each other and the receiving party shall pay the corresponding service fees in a timely manner. The Comprehensive Services Agreement is valid for a term of three years starting from 1 January 2014 and expiring on 31 December 2016. Unicom Group is the ultimate controlling shareholder of the Company and is therefore a connected person of the Company under the Listing Rules.

Details of the continuing connected transactions under the Comprehensive Services Agreement are as follows:

(1)	Telecommunications Resources Leasing

Unicom Group agrees to lease to CUCL:

(a)

certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities); and

(b)	certain other telecommunications facilities required by CUCL for its operations.

The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL shall be responsible for the on-going maintenance of such international telecommunications resources. CUCL and Unicom Group shall determine and agree which party is to provide maintenance service to the telecommunications facilities referred to in (b). Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group is responsible for maintaining any telecommunications facilities referred to in (b), CUCL shall pay to Unicom Group the relevant maintenance service charges which shall be determined with reference to market rate, or where there is no market rate, shall be agreed between the parties and determined on a cost-plus basis. CUCL and Unicom Group agree to settle the net rental charges and service charges due to Unicom Group on a quarterly basis.

For the year ended 31 December 2016, the total charges paid by CUCL to Unicom Group amounted to approximately RMB281 million.

(2)	Property Leasing

CUCL and Unicom Group agree to lease each other properties and ancillary facilities owned by CUCL or Unicom Group (including their respective branch companies and subsidiaries).

The rental charges payable by CUCL and by Unicom Group are based on market rates or the depreciation charges and taxes in respect of each property, provided that such depreciation charges and taxes shall not be higher than the market rate. The rental charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rate of the properties leased in that year.

For the year ended 31 December 2016, the rental charges paid by CUCL to Unicom Group amounted to approximately RMB1,050 million, and the rental charges paid by Unicom Group to CUCL was negligible.

(3)	Value-added Telecommunications Services

Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL with various types of value-added telecommunications services.

CUCL shall settle the revenue generated from the value-added telecommunications services with the branches of Unicom Group (or its subsidiaries) on the condition that such settlement will be based on the average revenue for independent value-added telecommunications content providers who provide value-added telecommunications content to CUCL in the same region. The revenue shall be settled on a monthly basis.

For the year ended 31 December 2016, the total revenue allocated to Unicom Group in relation to value-added telecommunications services amounted to approximately RMB42 million.

(4)	Materials Procurement Services

Unicom Group agrees to provide comprehensive procurement services for imported and domestic telecommunications materials and other domestic non-telecommunications materials to CUCL. Unicom Group also agrees to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services. In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above materials procurement.

Charges for the provision of materials procurement services are calculated at the rate of:

(a)	up to 3% of the contract value of those procurement contracts in the case of domestic materials procurement; and

(b)	up to 1% of the contract value of those procurement contracts in the case of imported materials procurement.

The charges for the provision of materials operated by Unicom Group are determined by reference to the following pricing principles (the “Pricing Principles”):

(a)	the government fixed price;

(b)	where there is no government fixed price but a government guidance price exists, the government guidance price;

(c)	where there is neither a government fixed price nor a government guidance price, the market price; or
(d)	where none of the above is applicable, the price to be agreed between the parties and determined on a cost-plus basis.

The charges for the provision of storage and logistics services are determined by reference to the market price, which is determined by reference to the following:

(a)	the price charged by an independent third party providing the services in the same or nearby location in an ordinary business transaction; or

(b)	the price charged by an independent third party providing the services in mainland China in an ordinary business transaction.

The service charges due to Unicom Group will be settled on a monthly basis.

For the year ended 31 December 2016 the total charges paid by CUCL to Unicom Group amounted to approximately RMB88 million.

(5)	Engineering Design and Construction Services

Unicom Group agrees to provide to CUCL engineering design, construction and supervision services and IT services. Engineering design services include planning and design, engineering inspection, telecommunications electronic engineering, telecommunications equipment engineering and corporate telecommunications engineering. Construction services include services relating to telecommunications equipment, telecommunications routing, power supplies, telecommunications conduit, and technical support systems. IT services include services relating to office automation, software testing, network upgrading, research and development of new business, and development of support systems.

The charges for the provision of engineering design and construction services are determined by reference to the market price, which is determined by reference to the following:

(a)	the price charged by an independent third party providing the services in the same or nearby location in an ordinary business transaction; or

(b)	the price charged by an independent third party providing the services in mainland China in an ordinary business transaction.

The service charges will be settled between CUCL and Unicom Group as and when the relevant services are provided.

For the year ended 31 December 2016, the total charges paid by CUCL to Unicom Group amounted to approximately RMB4,487 million.

(6)	Ancillary Telecommunications Services

Unicom Group agrees to provide to CUCL ancillary telecommunications services, including certain telecommunications pre-sale, on-sale and after sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers’ acquisitions and servicing and other customers’ services.

The charges payable are determined by reference to the Pricing Principles and are settled between CUCL and Unicom Group as and when the relevant services are provided.

For the year ended 31 December 2016, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB2,541 million.

(7)	Comprehensive Support Services

Unicom Group and CUCL agree to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities which are provided under the Telecommunications Resources Leasing above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services).

The service charges payable are determined by reference to the Pricing Principles and are settled between CUCL and Unicom Group as and when the relevant services are provided.

For the year ended 31 December 2016, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB1,690 million, and the total services charges paid by Unicom Group to CUCL amounted to approximately RMB51 million.

(8)	Shared Services

Unicom Group and CUCL agree to provide shared services to each other, including, but not limited to, the following: (a) CUCL will provide headquarter human resources services to Unicom Group; (b) Unicom Group and CUCL will provide central business support services to each other; (c) CUCL will provide trust services related to the services referred to in (a) and (b) above to Unicom Group; and (d) Unicom Group will provide premises to CUCL and other shared services requested by its headquarters. In relation to the services referred to in (b) above, CUCL will provide support services, such as billing and settlement services provided by the business support centre and operational statistics reports. Unicom Group will provide support services, including telephone card production, development and related services, maintenance and technical support and management services in relation to the telecommunications card operational system.

Unicom Group and CUCL share the costs related to the shared services proportionately in accordance with their respective total assets value, except that the total assets value of the overseas subsidiaries and the listed company of Unicom Group will be excluded from the total asset value of Unicom Group. The shared costs proportion will be agreed between Unicom Group and CUCL in accordance with the total assets value set out in the financial statements provided to each other, as adjusted in accordance with their respective total assets value on an annual basis.

For the year ended 31 December 2016, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB104 million, and the services charges paid by Unicom Group to CUCL was negligible.

For the financial year ended 31 December 2016, the above continuing connected transactions have not exceeded their respective annual caps.

The Company has formulated and strictly implemented various systems including the Administrative Measures of Connected Transactions of China Unicom to ensure that connected transactions are properly entered into in accordance with pricing mechanisms and the terms of the transactions are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

The staff from the relevant business departments and the connected persons of the Company will negotiate the pricing terms of the continuing connected transactions. These pricing terms will be determined in accordance with the pricing policy principles set out in the relevant comprehensive services agreement, which should be fair and reasonable and subject to the review of the finance department.

The legal department is responsible for the review of the agreement for connected transactions. The finance department takes the lead in the daily management and supervision of connected transactions, including liaising with the relevant business departments for account reconciliation with connected parties, monitoring the implementation of connected transactions together with business departments on a routine basis and performing supervisory examination. The finance department regularly reports the status of the implementation of connected transactions to the Audit Committee. The audit department includes review on connected transactions into the scope of annual internal control assessment and reports the results to the management.

Furthermore, the aforesaid continuing connected transactions have been reviewed by independent non-executive directors of the Company. The independent non-executive directors confirmed that the aforesaid continuing connected transactions were entered into (a) in the ordinary and usual course of business of the Group; (b) either on normal commercial terms or better or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from independent third parties; and (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Company’s independent auditor was engaged to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The independent auditor has issued an unqualified letter containing his findings and conclusions in respect of the continuing connected transactions disclosed by the Group in pages 65 to 69 of this annual report in accordance with paragraph 14A.56 of the Listing Rules. The independent auditors’ letter has confirmed that nothing has come to their attention that cause them to believe that the continuing connected transactions:

(A)	have not been approved by the Board;

(B)	were not, in all material respects, in accordance with the pricing policies of the Group as stated in this annual report;
(C)	were not entered into, in all material respects, in accordance with the relevant agreements governing the continuing connected transactions; and

(D)	have exceeded their respective annual caps for the financial year ended 31 December 2016 set out in the previous announcements of the Company.

A copy of the independent auditor’s letter has been provided by the Company to the Hong Kong Stock Exchange.

The Company confirms that it has complied with the requirements of Chapter 14A of the Listing Rules in relation to all connected transactions and continuing connected transactions to which any Group member was a party during 2016. Please refer to Note 39 to the financial statements for a summary of the related party transactions entered into by the members of the Group for the year ended 31 December 2016.

On 25 November 2016, CUCL and Unicom Group entered into the 2017-2019 Comprehensive Services Agreement, pursuant to which, CUCL and Unicom Group agreed to provide services to each other or by one to the other, including (i) telecommunications resources leasing; (ii) property leasing; (iii) value-added telecommunications services; (iv) materials procurement services; (v) engineering design and construction services; (vi) ancillary telecommunications services; (vii) comprehensive support services; (viii) shared services; and (ix) financial services. The above continuing connected transactions will be for a term of three years from 1 January 2017 to 31 December 2019. The services referred to in items (i) to (viii) are existing continuing connected transactions and their respective terms (except the pricing terms) are substantially the same as those set out in the Comprehensive Services Agreement dated 24 October 2013 entered into by CUCL and Unicom Group. The relevant pricing terms were elaborated or amended with a view to complying with the guidance letter on pricing policies for continuing connected transactions and their disclosure published by the Stock Exchange in March 2014 and aligning them with the transactions contemplated under the 2017-2019 Comprehensive Services Agreement. The financial services referred to in item (ix) are new continuing connected transactions, including deposit services, lending and other credit services, and other financial services.

For further details of the above 2017-2019 Comprehensive Services Agreement, please refer to the announcement of the Company dated 25 November 2016.

CORPORATE GOVERNANCE REPORT

Report on the Company’s corporate governance is set out in “Corporate Governance Report” on pages 36 to 57.

MATERIAL LEGAL PROCEEDINGS

For the year ended 31 December 2016, the Company had not been involved in any material litigation, arbitration or administrative proceedings. So far as the Company is aware of, no such litigation, arbitration or administrative proceedings were pending or threatened as at 31 December 2016.

PUBLIC FLOAT

Based on publicly available information and so far as Directors are aware, the Company has maintained the specified amount of public float as required by the Hong Kong Stock Exchange during the year ended 31 December 2016 and as at the date of this annual report.

DONATIONS

For the year ended 31 December 2016, the Group made charitable and other donations in an aggregate amount of approximately RMB9.35 million.

CLOSURE OF REGISTER OF MEMBERS

Attending the Annual General Meeting

The register of members of the Company will be closed from 5 May 2017 to 10 May 2017, both days inclusive, for the purpose of ascertaining the shareholders’ rights to attend and vote at the Annual General Meeting of the Company to be held on 10 May 2017 (and any adjournment thereof) (the “AGM”). In order to qualify for attendance and voting at the AGM, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 4 May 2017.

INDEPENDENT AUDITOR

The Hong Kong financial reporting and U.S. financial reporting for the year ended 31 December 2016 have been audited by KPMG and KPMG Huazhen LLP, respectively, which retire and, being eligible, offer themselves for re-appointment at the 2017 annual general meeting. A resolution to re-appoint KPMG and KPMG Huazhen LLP and to authorise the Directors to fix their respective remuneration will be proposed at the 2017 annual general meeting.

By Order of the Board

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 15 March 2017

72	73

HUMAN RESOURCES DEVELOPMENT

China Unicom makes it a principle to put its employees first and persists in mechanism innovation so that the Company and its employees can grow together hand in hand. In 2016, adopting a liberal mindset, the Company’s human resources effort focused on mapping out a 3-year strategic plan based on the requirements of the Company’s strategic transformation and committing to optimising the human resources management system for better performance of the staff and added cost efficiency of the human capital. As a result, the Company succeeded in securing robust human resources to support corporate reform and development.

Managing headcount appropriately and optimising human resources structure. The Company focused on improving productivity, basing on three dimensions, organisation, profession and business, and set out three aspects for optimisation, namely the total number of staff, staff structure and team quality. The total number of staff increased by 9.70% year-on-year, the proportion of dispatched workers reduced to below 10%, and the ratio of bachelor degree (or above) holders increased by 1 percentage point to 57.43%.

Optimising compensation system to spur vitality. The Company further refined its staff compensation flexible allocation principles with the focus of enhancing efficiency and the related effectiveness. The Company focused on segmentation and rationalising the mechanism and built up a differentiated incentive and control scheme compatible with the management model that balanced the authority and responsibility. The Company also introduced the concept of overall remuneration and consolidated remuneration resources through different dimensions, and continuously promoted the overall remuneration system.

Enhancing staff selection and building competent teams. The Company refined the management system for management personnel by enforcing stringent selection and appointment procedures and establishing an official mechanism for building talent pipeline. The Company upgraded the structure of its management team while nurturing and selecting talents according to its development needs. The Company also enhanced its talent bank establishment and built up the strategic talent management system. The Company held various training sessions during the year, including 16 leadership training classes as well as 259 specialised training classes, 27 high-end technical training classes to enhance the professional skills of the staff and the execution of the Company’s strategy.

For more information, please visit our website at www.chinaunicom.com.hk.

SOCIAL RESPONSIBILITY

IN STRICT COMPLIANCE WITH THE TEN PRINCIPLES OF THE GLOBAL COMPACT, CHINA UNICOM HAS A DEEP UNDERSTANDING OF ITS SIGNIFICANT RESPONSIBILITIES AND MISSIONS. IN 2016, THE COMPANY EARNESTLY PRACTISED THE FIVE DEVELOPMENT PHILOSOPHIES OF “INNOVATION, COORDINATION, GREENNESS, OPENNESS, AND SHARING”, WITH SOCIAL RESPONSIBILITY FULFILMENT FIRMLY INTEGRATED IN CORPORATE GOVERNANCE, EMBEDDED INTO ITS STRATEGY AND IMPLEMENTED ACROSS OPERATIONS, DRIVING HARMONIOUS DEVELOPMENT AMONG ECONOMY, SOCIETY AND ENVIRONMENT WITH NEW INFORMATION CONSUMPTION SERVICES.

FOCUSED DEVELOPMENT FOR A BETTER-QUALITY AND MORE-EFFICIENT ECONOMY

Quality is a key source of competitiveness. China Unicom is dedicated to building high-quality network and product offerings. In 2016, the Company focused on construction of 4G premium network and “all fibre network” cities, and aggressively developed high-bandwidth video business, striving to enhance customer experience. It made joint efforts to facilitate sales and marketing of high-quality terminals, optimised multi-channel development on an ongoing basis, actively participated in the “One Belt, One Road” initiative to expand into overseas markets, and provided premium telecommunication services to customers with craftsmanship spirit, thereby contributing to rapid industry development.

REFORM-DRIVEN INNOVATIVE DEVELOPMENT

Innovation is the primary impetus behind our development. China Unicom always gives priority to innovation in its overall development. In 2016, the Company fully implemented “Internet+” action plans to seek breakthroughs in cloud computing, Big Data, Internet of Things and other new business areas. It promoted the development of industrial Internet centring on eight key industries, actively propelled network evolution and architecture advancement, invented new business model for working with Internet enterprises, and deeply pushed forward system reform and management innovation. The Company established an “Entrepreneurship and Innovation” platform to provide strong support for mass entrepreneurship and innovation.

COOPERATIVE DEVELOPMENT FOR MUTUAL SUCCESS

Open cooperation is the driver to corporate development and expansion. China Unicom always takes the initiative to pursue mutual benefits and success with partners in an open-minded manner. In 2016, the Company deepened cooperation and innovation with telecommunication operators, Internet enterprises and various value chain partners to create development synergies and establish a mutually beneficial industry ecosystem.

DEVELOPMENT IN A GREEN AND ENVIRONMENTAL-FRIENDLY MANNER

Green development sets the cornerstone for creating a “beautiful China”. China Unicom attaches great importance to environment protection and green low-carbon operation in its corporate development with an aim to build an environment-friendly enterprise. In 2016, the Company continued to build green network, advance green operation, strengthen green management, implement energy saving and emission reduction and carry out green charitable campaigns to promote green philosophies, thus contributing to the coordinated development of economy, society and nature.

Upholding the philosophy of green “information life”, China Unicom endeavoured to cut down on energy consumption in its operation, reduce greenhouse gas emissions and enhance sewage and waste emission management in an effort to minimise its impact on the environment. The Company strengthened management on energy conservation and emission reduction and infiltrated such practices into its various operations ranging from equipment procurement to engineering, equipment maintenance, marketing and administration, etc. It established a comprehensive energy saving and emission reduction management framework encompassing systems and standards, statistic indicators, appraisal and incentives, energy saving technology and organisational structure to ensure effective implementation of energy saving and emission reduction. In 2016, the Company designated approximately RMB200 million for energy-saving and emission reduction, which was mainly used in energy-saving renovation and application of energy-saving technology. The coverage of energy-saving technology in access network room and communication room reached 64% and 72%, respectively. Through network optimisation, fibre network upgrade and other special programmes, as well as promotion of energy-saving and emission reduction, the Company saved energy equivalent to 160,000 tonnes of standard coal during the year.

HARMONIOUS DEVELOPMENT AND SHARING OUTCOMES WITH THE SOCIETY

Sharing is the starting point and destination of our five development philosophies. With a commitment to pushing beyond its growth boundaries through the philosophy of sharing, China Unicom shares the outcomes of corporate growth with employees and the society so as to jointly build a harmonious enterprise and contribute to its growth. In 2016, the Company, adhering to the people-oriented principle, took initiatives to safeguard employee interests, care for employee growth and encourage them to participate in management with a view to building harmonious labour relations. The Company supported the construction of a harmonious society through a wide range of concrete actions, including voluntary participation in social welfare undertakings, support to western development, continuous efforts of targeted poverty alleviation to eliminate the digital divide and active engagement in local community development.

In 2016, China Unicom further integrated social responsibilities into corporate operation and made every effort to become an outstanding “responsible” corporate citizen. Led by the modern development philosophies of “innovation, coordination, greenness, openness, and sharing”, the Company took practical steps to contribute to the “Broadband China” strategy, “One Belt, One Road” initiative, supply-side structural reform and other national strategic deployments, fulfilling its obligations through responsible operations. It continuously enhanced its ability to create comprehensive economic, social and environmental values, seeking to promote sustainable development and make due contribution to China’s economic, social and informatisation development.

China Unicom ’s Social Responsibility Strategy Be accountable to stakeholders, the society and the environment for its operation Value creation and enhancement Deploy premium network to build “Broadband China” Fuel industry development with open and win-win cooperation Care for employee growth and foster the sense of accomplishment Innovate on applications and services to support digital economy Practise green development and advocate energy saving Promote sharing with the society to contribute to social harmony Government Shareholders Customers Employees Partners Peers Community Social Responsibility Management Optimise social responsibility organisational structure Establish social responsibility system Provide social responsibility training Evaluate social responsibility performance Appraise social responsibility practices Regulate social responsibility communication Social Responsibility Issues Strengthen internal management to achieve healthy and stable business growth Reinforce the basis of responsibility to establish a green, safe and smooth leading network Eliminate the digital divide by offering the rural population with the same services as in cities Improve service capabilities to provide a wide array of affordable and satisfactory service offerings Promote self-innovation to drive the sustainable development of the Company Promote partner management to build a win-win and responsible supply chain Adhere to the people-oriented principle to nurture a common future beneficial to both the Company and employees Contribute to harmonious ecology and culture through green low-carbon development Engage in charity undertakings to build a better home

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

Opinion

We have audited the consolidated financial statements of China Unicom (Hong Kong) Limited (the “Company”) and its subsidiaries (“the Group”) set out on pages 86 to 161, which comprise the consolidated statement of financial position as at 31 December 2016, the consolidated statement of income, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2016 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and have been properly prepared in compliance with the Hong Kong Companies Ordinance.

Basis for opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the HKICPA. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”) and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Revenue recognition

Refer to note 6 to the consolidated financial statements on page 121 and the accounting policies on page 106.

The Key Audit Matter

The Group’s revenue is primarily generated from the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services and sales of telecommunication products.

The accuracy of revenue recorded in the consolidated financial statements is an inherent industry risk because the billing systems of telecommunications companies are complex and process large volumes of data with a combination of different products sold during the year, through a number of different systems.

Significant management judgement can be required in determining the appropriate measurement and timing of recognition of different elements of revenue within bundled sales packages, which may include services and telecommunication products such as handsets, and complex settings are required in the Group’s information technology (“IT”) systems to achieve the appropriate allocation of transaction prices.

We identified revenue recognition as a key audit matter because revenue is one of the key performance indicators of the Group and because it involves complex IT systems and management judgement both of which give rise to an inherent risk that revenue could be recorded in the incorrect period or could be subject to manipulation to meet targets or expectations.

How the matter was addressed in our audit

Our audit procedures to assess the recognition of revenue included the following:

•

assessing, with the assistance of our internal IT specialists, the design, implementation and operating effectiveness of management’s key internal controls over the general IT environment in which the business systems operate, including access to program controls, program change controls, program development controls and computer operation controls;

•

assessing, with the assistance of our internal IT specialists, the design, implementation and operating effectiveness of management’s key internal IT controls over the completeness and accuracy of rating and bill generation and the end-to-end reconciliation controls from the rating and billing systems to the accounting system;

•	selecting bills issued to customers, on a sample basis, and comparing the details with the corresponding trade receivable details and cash receipts;

•

recalculating the balances of trade receivables and advances from customers with the use of electronic audit tools using data extracted from the business support systems and reconciling the results to the Group’s financial records;

•

assessing, on a sample basis, the standalone selling prices determined by the Group for each distinct service and product offered in bundled sales packages, by comparison with the observable prices of the service or product when the Group sells that service or product separately in similar circumstances and to similar customers;

•

assessing, on a sample basis, the settings in the IT system for revenue allocation between the distinct services and products offered in bundled sales packages by comparing the settings with the Group’s allocation basis and recalculating and comparing the allocation results with the system generated results;

•

evaluating journals entries posted to revenue accounts, on a specific risk-based sample basis, and comparing details of these journals entries with relevant underlying documentation, which included service contracts and progress reports.

Carrying value of property, plant and equipment (“PP&E”)

Refer to note 15 to the consolidated financial statements on page 132 to 133 and the accounting policies on page 99 to 100.

The Key Audit Matter

The Group continues to incur a significant level of capital expenditure in connection with the expansion of its network coverage and improvements to network quality. The carrying value of PP&E as at 31 December 2016 was approximately RMB451,115 million.

There are a number of areas where management judgement impacts the carrying value of PP&E, and the related depreciation profiles. These include:

•	determining which costs meet the criteria for capitalisation;

•	determining the date on which construction-in-progress is transferred to property, plant and equipment and depreciation commences;

•	the estimation of economic useful lives and residual values assigned to property, plant and equipment.

We identified the carrying value of property, plant and equipment as a key audit matter because of the high level of management judgement involved and because of its significance to the consolidated financial statements.

How the matter was addressed in our audit

Our audit procedures to assess the carrying value of PP&E included the following:

•

assessing the design, implementation and operating effectiveness of key internal controls over the completeness, existence and accuracy of property, plant and equipment, including the key internal controls over the estimation of useful economic lives and residual values;

•

assessing, on a sample basis, costs capitalised during the year by comparing the costs capitalised with the relevant underlying documentation, which included purchase agreements and invoices, and assessing whether the costs capitalised met the relevant criteria for capitalisation; which included comparing interest rates to loan agreements, recalculating the interest capitalisation rate and assessing, on a sample basis, the calculation of interest capitalised in construction-in-progress;

•	challenging the date of transferring construction-in-progress to PP&E by examining the inspection reports and/or project progress reports, on a sample basis;

•	evaluating management’s estimation of useful economic lives and residual values by considering our knowledge of the business and practices adopted in the wider telecommunications industry.

Accounting for the leasing of the Tower Assets

Refer to note 1, note 7 and note 39.2 to the consolidated financial statements on page 93 to 94, 122 and 157 to 158 and the accounting policies on page 107.

The Key Audit Matter

The Group sold certain of its telecommunications towers and related assets (the “Tower Assets”) to China Tower Corporation Limited (“Tower Company”) in October 2015 in exchange for shares issued by Tower Company and cash consideration.

The Group signed lease agreements with Tower Company in 2016 to use the telecommunications towers and related assets and recognised operating lease and other service charges for the year ended 31 December 2016 totalling RMB14,887 million.

These arrangements have required significant management judgement in determining whether the arrangements should be classified as operating leases or finance leases in accordance with the requirements of the prevailing accounting standards. The classification of these arrangements has a significant impact on the consolidated financial statements.

There are significant number of leased Tower Assets. Given the volume of the leased assets and the fact that the lease agreements were entered into in the current year there is an increased risk of error in determining the classification of the leases and in reconciling the amount payable to the lessor.

We identified accounting for the leasing of the Tower Assets as a key audit matter because of the significant management judgement required in respect of the classification of the leases and because the massive volume of lease reconciliation work increases the risk of possible error.

How the matter was addressed in our audit

Our audit procedures to assess the accounting for the leasing of the Tower Assets included the following:

•

assessing the design, implementation and operating effectiveness of key internal controls over the accounting for the lease transactions, including key internal controls over the management’s review on the classification of the lease arrangements, the accruals for lease expenses and reconciliations with Tower Company in respect of rentals payable;

•

evaluating management’s judgement relating to the classification of the leases by inspecting the lease agreements entered into with Tower Company, to assess whether they met the criteria, as prescribed in the prevailing accounting standards, for classification as operating leases or finance leases;

•

obtaining direct confirmation from Tower Company of the annual rentals and payable by the Group under the lease arrangements for the current year and reconciling the details to the Group’s accounting records.

Information other than the consolidated financial statements and auditor’s report thereon

The directors are responsible for the other information. The other information comprises all the information included in the annual report, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the consolidated financial statements

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and HKFRSs issued by the HKICPA and the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The directors are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. This report is made solely to you, as a body, in accordance with section 405 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Chan Kim Tak.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

15 March 2017

CONSOLIDATED STATEMENT OF INCOME

(All amounts in Renminbi (“RMB”) millions, except per share data)

		Year ended 31 December
	Note	2016	2015
Revenue	6	274,197	277,049
Interconnection charges		(12,739)	(13,093)
Depreciation and amortisation		(76,805)	(76,738)
Network, operation and support expenses	7	(51,167)	(42,308)
Employee benefit expenses	8	(36,907)	(35,140)
Costs of telecommunications products sold	9	(36,529)	(44,046)
Other operating expenses	10	(57,357)	(54,960)
Finance costs	11	(5,017)	(6,934)
Interest income		1,160	438
Share of net profit/(loss) of associates		204	(759)
Share of net profit/(loss) of joint ventures		153	(42)
Other income – net	12	1,591	10,568

Profit before income tax		784	14,035
Income tax expenses	13	(154)	(3,473)

Profit for the year		630	10,562

Profit attributable to:
Equity shareholders of the Company		625	10,562

Non-controlling interests		5	—

Earnings per share for profit attributable to equity shareholders of the Company during the year:
Basic earnings per share (RMB)	14	0.03	0.44

Diluted earnings per share (RMB)	14	0.03	0.44

Details of dividends attributable to equity shareholders of the Company for the years ended 31 December 2016 and 2015 are set out in Note 29.

The notes on pages 93 to 161 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Year ended 31 December
	2016	2015
Profit for the year	630	10,562

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	(544)	(1,050)
Tax effect on changes in fair value of financial assets through other comprehensive income	14	(1,129)

Changes in fair value of financial assets through other comprehensive income, net of tax	(530)	(2,179)
Remeasurement of net defined benefit liability, net of tax	14	20

	(516)	(2,159)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	153	60

Other comprehensive income for the year, net of tax	(363)	(2,099)

Total comprehensive income for the year	267	8,463

Total comprehensive income attributable to:
Equity shareholders of the Company	262	8,463

Non-controlling interests	5	—

The notes on pages 93 to 161 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(All amounts in RMB millions)

		As at 31 December
	Note	2016	2015
ASSETS
Non-current assets
Property, plant and equipment	15	451,115	454,631
Lease prepayments	16	9,436	9,148
Goodwill	17	2,771	2,771
Interest in associates	19	32,248	31,997
Interest in joint ventures		1,175	978
Amounts due from related parties	39	—	18,322
Deferred income tax assets	13	5,986	5,642
Financial assets at fair value through other comprehensive income	20	4,326	4,852
Other assets	21	24,879	25,335

		531,936	553,676

Current assets
Inventories and consumables	22	2,431	3,946
Accounts receivable	23	13,622	14,957
Prepayments and other current assets	24	14,023	10,864
Amounts due from related parties	39	22,724	2,846
Amounts due from domestic carriers		3,908	1,994
Financial assets at fair value through profit and loss		123	106
Short-term bank deposits and restricted deposits	25	1,754	202
Cash and cash equivalents	26	23,633	21,755

		82,218	56,670

Total assets		614,154	610,346

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	27	179,102	179,102
Reserves	28	(21,017)	(20,734)
Retained profits
– Proposed final dividend	29	—	4,071
– Others		69,322	68,777

		227,407	231,216

Non-controlling interests		275	—

Total equity		227,682	231,216

		As at 31 December
	Note	2016	2015
LIABILITIES
Non-current liabilities
Long-term bank loans	30	4,495	1,748
Promissory notes	31	17,906	36,928
Corporate bonds	32	17,970	2,000
Deferred income tax liabilities	13	113	18
Deferred revenue		2,998	2,005
Other obligations	33	335	357

		43,817	43,056

Current liabilities
Short-term bank loans	34	76,994	83,852
Commercial papers	35	35,958	19,945
Current portion of long-term bank loans	30	161	84
Current portion of promissory notes	31	18,976	2,499
Accounts payable and accrued liabilities	36	143,224	167,396
Taxes payable		732	3,163
Amounts due to ultimate holding company	39	2,463	1,437
Amounts due to related parties	39	8,700	3,930
Amounts due to domestic carriers		1,989	1,300
Dividend payable		920	920
Current portion of corporate bonds	32	2,000	—
Current portion of deferred revenue		369	394
Current portion of other obligations	33	3,141	2,797
Advances from customers		47,028	48,357

		342,655	336,074

Total liabilities		386,472	379,130

Total equity and liabilities		614,154	610,346

Net current liabilities		(260,437)	(279,404)

Total assets less current liabilities		271,499	274,272

The notes on pages 93 to 161 are an integral part of these consolidated financial statements.

Approved and authorised for issue by the Board of Directors on 15 March 2017 and signed on behalf of the Board by:

Wang Xiaochu	Li Fushen
Director	Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(All amounts in RMB millions)

	Attributable to equity shareholders of the Company
	Share capital	Employee share-based compensation reserve	General risk reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total	Non- controlling interests	Total equity
Balance at 1 January 2015	179,101	29	—	(4,227)	27,906	572	(43,762)	67,922	227,541	—	227,541
Total comprehensive income for the year	—	—	—	(2,179)	—	—	80	10,562	8,463	—	8,463
Appropriation to statutory reserves	—	—	—	—	874	—	—	(874)	—	—	—
Appropriation to other reserves	—	—	—	—	—	—	2	(2)	—	—	—
Equity-settled share option schemes:
–Issuance of shares upon exercise of options	1	—	—	—	—	—	—	—	1	—	1
–Transfer between reserves upon lapsing of options	—	(29)	—	—	—	—	—	29	—	—	—
Redemption of convertible bonds	—	—	—	—	—	(572)	572	—	—	—	—
Dividends relating to 2014 (Note 29)	—	—	—	—	—	—	—	(4,789)	(4,789)	—	(4,789)

Balance at 31 December 2015	179,102	—	—	(6,406)	28,780	—	(43,108)	72,848	231,216	—	231,216

Balance at 1 January 2016	179,102	—	—	(6,406)	28,780	—	(43,108)	72,848	231,216	—	231,216
Total comprehensive income for the year	—	—	—	(530)	—	—	167	625	262	5	267
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	270	270
Appropriation to statutory reserves	—	—	—	—	47	—	—	(47)	—	—	—
Appropriation to other reserves	—	—	33	—	—	—	—	(33)	—	—	—
Dividends relating to 2015 (Note 29)	—	—	—	—	—	—	—	(4,071)	(4,071)	—	(4,071)

Balance at 31 December 2016	179,102	—	33	(6,936)	28,827	—	(42,941)	69,322	227,407	275	227,682

The notes on pages 93 to 161 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

			Year ended 31 December
	Note		2016	2015
Cash flows from operating activities
Cash generated from operations	(a	)	81,168	91,169
Interest received			335	319
Interest paid			(4,938)	(4,943)
Income tax paid			(1,972)	(2,244)

Net cash inflow from operating activities			74,593	84,301

Cash flows from investing activities
Purchase of property, plant and equipment			(98,293)	(88,465)
Proceeds from disposal of property, plant and equipment and other assets			6,390	2,336
Dividends received from financial assets at fair value through other comprehensive income			357	365
Proceeds from disposal of financial assets at fair value through profit and loss			68	19
Dividends received from associates			—	10
Decrease/(Increase) in short-term bank deposits and restricted deposits			2	(3)
Purchase of other assets			(4,092)	(4,542)
Acquisition of financial assets at fair value through profit and loss			(51)	(66)
Acquisition of financial asset at fair value through other comprehensive income			(18)	—
Acquisition of interest in associates			(48)	(8)
Acquisition of interest in joint ventures			(64)	(1,000)

Net cash outflow from investing activities			(95,749)	(91,354)

Cash flows from financing activities
Proceeds from exercise of share options			—	1
Capital contributions from non-controlling interests			270	—
Proceeds from commercial papers			59,880	30,000
Proceeds from short-term bank loans			142,567	139,663
Proceeds from long-term bank loans			3,307	1,920
Proceeds from ultimate holding company loan			—	1,344
Proceeds from promissory notes			—	17,957
Proceeds from corporate bonds			17,965	—
Repayment of commercial papers			(44,000)	(20,000)
Repayment of short-term bank loans			(149,425)	(149,072)
Repayment of long-term bank loans			(84)	(45)
Repayment of related party loan			—	(473)
Repayment of ultimate holding company loan			(1,344)	(1,344)
Repayment of convertible bond			—	(11,664)
Repayment of finance lease			(406)	(217)
Repayment of promissory notes			(2,500)	—
Payment of issuing expense for promissory notes			(102)	—
Dividends paid to equity shareholders of the Company	29		(4,071)	(4,643)
Net deposits received by Finance Company			2,397	—
Statutory reserve deposits placed by Finance Company	25	(i)	(1,577)	—

Net cash inflow from financing activities			22,877	3,427

Net increase/(decrease) in cash and cash equivalents			1,721	(3,626)
Cash and cash equivalents, beginning of year			21,755	25,308
Effect of changes in foreign exchange rate			157	73

Cash and cash equivalents, end of year	26		23,633	21,755

Analysis of the balances of cash and cash equivalents:
Cash balances			1	1
Bank balances			23,632	21,754

			23,633	21,755

The notes on pages 93 to 161 are an integral part of these consolidated financial statements.

(a) The reconciliation of profit before income tax to cash generated from operations is as follows:

	Year ended 31 December
	2016	2015
Profit before income tax	784	14,035
Adjustments for:
Depreciation and amortisation	76,805	76,738
Interest income	(1,160)	(120)
Finance costs	4,832	6,641
Loss/(Gain) on disposal of property, plant and equipment and other assets	355	(7,280)
Impairment losses for doubtful debts and write-down of inventories	4,173	4,054
Impairment losses for property, plant and equipment	—	29
Dividends from financial assets at fair value through other comprehensive income	(357)	(397)
Share of net (profit)/loss of associates	(204)	759
Share of net (profit)/loss of joint ventures	(153)	42
Other investment (gain)/loss	(9)	8
Changes in working capital:
Increase in accounts receivable	(2,664)	(3,666)
Decrease/(Increase) in inventories and consumables	1,354	(73)
Decrease/(Increase) in short-term bank deposits and restricted deposits	23	(146)
Increase in other assets	(4,763)	(6,142)
Decrease/(Increase) in prepayments and other current assets	4,171	(1,630)
(Increase)/Decrease in amounts due from related parties	(3,302)	2,905
(Increase)/Decrease in amounts due from domestic carriers	(1,914)	126
Decrease in accounts payable and accrued liabilities	(835)	(1,781)
(Decrease)/Increase in taxes payable	(1,176)	5,126
(Decrease)/Increase in advances from customers	(1,329)	1,465
Increase/(Decrease) in deferred revenue	395	(81)
Increase/(Decrease) in other obligations	69	(17)
Increase/(Decrease) in amounts due to ultimate holding company	73	(185)
Increase in amounts due to related parties	5,311	861
Increase/(Decrease) in amounts due to domestic carriers	689	(102)

Cash generated from operations	81,168	91,169

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in RMB millions unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice, LTE FDD cellular voice, TD-LTE cellular voice and related value-added services are referred to as the “mobile service”. The services aforementioned other than the mobile service are hereinafter collectively referred to as the “fixed-line service”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

Disposal of Telecommunications Towers and Related Assets and Leaseback

On 11 July 2014, the Company (through China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company)) entered into an agreement with China Mobile Communications Company Limited and its related subsidiaries (“China Mobile”) and China Telecom Corporation Limited (“China Telecom”) to establish China Tower Corporation Limited (“Tower Company”). Pursuant to the agreement, the Company subscribed for 3.01 billion shares at a par value of RMB1.00 per share in the registered capital of Tower Company in cash, representing 30.1% of the registered capital of Tower Company.

On 14 October 2015, CUCL and Unicom New Horizon Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of CUCL and an indirectly wholly-owned subsidiary of the Company) entered into a transfer agreement (the “Transfer Agreement”), amongst China Mobile, China Telecom, China Reform Holdings Corporation Limited (“CRHC”), and Tower Company. Pursuant to the Transfer Agreement, the Group, China Mobile and China Telecom will sell certain of their telecommunications towers and related assets (the “Tower Assets”) to Tower Company (hereinafter referred to as the “Tower Assets Disposal”) in exchange for shares issued by Tower Company and cash consideration. In addition, CRHC will make a cash subscription for shares of Tower Company.

The Tower Assets Disposal was completed on 31 October 2015 (“Completion Date”). The final consideration amount for the Tower Assets Disposal attributed to the Group was determined as RMB54,658 million. Tower Company issued 33,335,836,822 shares (“Consideration Shares”) to CUCL at an issue price of RMB1.00 per share and the balance of the consideration of approximately RMB21,322 million payable in cash (“Cash Consideration”). The first tranche of the Cash Consideration of RMB3,000 million payable by Tower Company was settled in February 2016. The remaining balance of the Cash Consideration is to be settled before 31 December 2017.

Upon the issuance of new shares by Tower Company, the Group, China Mobile, China Telecom and CRHC own 28.1%, 38.0%, 27.9% and 6.0% of Tower Company respectively.

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (Continued)

At the time the Tower Assets Disposal was completed, CUCL and the Tower Company were in the process of finalising the terms of lease and service. However, to ensure there were no interruptions in the operations of the Group, the Tower Company had undertaken to allow the Group to use the Tower Assets during a transition period, notwithstanding that the terms of the lease and service have not been finalised, and CUCL paid service charges for the use of the Tower Assets from the Completion Date to the date that formal agreement was finalised. In addition, CUCL also leased other telecommunications towers and related assets from the Tower Company which were previously owned by China Mobile and China Telecom, or constructed by the Tower Company.

On 8 July 2016, CUCL and Tower Company entered into a framework agreement in relation to the usage of certain telecommunications towers and related assets (the “Agreement”). The Agreement stipulated specific terms including assets categories, pricing basis for usage charges, and relevant service period etc. Provincial service agreements and detailed lease confirmation for specified towers have been signed subsequently. According to these agreements, the Group recognised operating lease and other service charges for the year ended 31 December 2016 of totalled RMB14,887 million (2015: approximately RMB2,926 million) (see Note 7 and Note 39.2) in connection with its use of telecommunication towers and related assets, inclusive of charges for the service elements and the service charges during the transition period.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Statement of Compliance

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs. The financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”) and the requirements of the Hong Kong Companies Ordinance.

2.2	Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, except that the following assets are stated at their fair value set out below:

•	Financial assets at fair value through other comprehensive income

•	Financial assets at fair value through profit and loss

The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises (“CAS”) issued by the Ministry of Finance (“MOF”) of the PRC, which became effective from 1 January 2007 with certain transitional provisions. There are certain differences between the Group’s IFRSs/HKFRSs financial statements and PRC financial statements. The principal adjustments made to the PRC financial statements to conform to IFRSs/HKFRSs include the following:

•

reversal of the revaluation surplus or deficit and related amortisation charges arising from the revaluation of prepayments for the leasehold land performed by independent valuers for the purpose of reporting to relevant PRC government authorities;

•	recognition of goodwill associated with the acquisition of certain subsidiaries prior to 2005;

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2	Basis of Preparation (Continued)

•	additional capitalisation of borrowing costs and corresponding impact on depreciation prior to the adoption of CAS on 1 January 2007; and

•	adjustments for deferred taxation in relation to the above adjustments.

(a)	Going Concern Assumption

As at 31 December 2016, current liabilities of the Group exceeded current assets by approximately RMB260.4 billion (2015: approximately RMB279.4 billion). Given the current global economic conditions and the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB310.9 billion of revolving banking facilities and registered quota of corporate bonds, of which approximately RMB208.3 billion was unutilised as at 31 December 2016; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2016 have been prepared on a going concern basis.

(b)	Critical Accounting Estimates and Judgment

The preparation of the consolidated financial statements in conformity with IFRSs/HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs/HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 4.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2	Basis of Preparation (Continued)

(c)	New Accounting Standards and Amendments

(i)

The IASB and HKICPA has issued a number of amendments to IFRSs/HKFRSs that are first effective for the current accounting period of the Group. None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented.

(ii)

Up to the date of issue of these financial statements, the IASB and HKICPA issued certain amendments and new standards which are not yet effective for the year ended 31 December 2016 and which have not been adopted in these financial statements except for IFRS/HKFRS 9, “Financial instruments” was early adopted by the Group on 1 January 2011. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Amendments to IAS/HKAS 12, Income taxes “Recognition of deferred tax assets for unrealised losses”	1 January 2017
Amendments to IAS/HKAS 7, Statement of cash flows “Disclosure initiative”	1 January 2017
IFRS/HKFRS 15, “Revenue from contracts with customers”	1 January 2018
Amendments to IFRS/HKFRS 2, Share- based payment “Classification and measurement of share-based payment transactions”	1 January 2018
IFRS/HKFRS 16, “Leases”	1 January 2019

Amendments to IFRS/HKFRS 10, Consolidated financial statements and IAS/HKAS 28, Investments in associates and joint ventures “Sale or contribution of assets between an investor and its associate or joint venture”

To be determined

The Group is in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application. So far the Group has identified some aspects of the new standards which may have impact on the consolidated financial statements.

IFRS/HKFRS 15, Revenue from contracts with customers

IFRS/HKFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaces existing revenue recognition guidance, including IAS/HKAS 18, Revenue, IAS/HKAS 11, Construction contracts and HK(IFRIC) 13, Customer Loyalty Programs. It also includes guidance on when to capitalise costs of obtaining or fulfilling a contract not otherwise addressed in other standards, and includes expanded disclosure requirements.

IFRS/HKFRS 16, Leases

IFRS/HKFRS 16 provides comprehensive guidance for the identification of lease arrangements and their treatment by lessees and lessors. In particular IFRS/HKFRS 16 introduces a single lessee accounting model, whereby assets and liabilities are recognised for all leases, subject to limited exceptions. It replaces IAS/HKAS 17, Leases and the related interpretations including HK(IFRIC) 4, Determining whether an arrangement contains a lease.

The Group does not plan to early adopt the above new standards or amendments. With respect to IFRS/HKFRS 15 and IFRS/HKFRS 16, given the Group has not completed its assessment of their full impact on the Group’s financial statements, their possible impact on the Group’s results of operations and financial position has not been quantified.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3	Subsidiaries and Non-Controlling Interests

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances, transactions and cash flows and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

The Group adopted the purchase method of accounting to account for business combination of entities and businesses under common control before 2005. Under the purchase method of accounting in force at the date of the acquisition, the cost of an acquisition was measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed were measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired was recorded as goodwill. If the cost of acquisition was less than the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired, the difference was recognised directly in the statement of income.

Under HKFRSs, business combination of entity and business under common control of the Group after 2005 was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the HKICPA in 2005. Upon the adoption of IFRSs by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at the non-controlling interests’ proportionate share of the subsidiary’s net identifiable assets.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of income and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position in accordance with Note 2.19 depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3	Subsidiaries and Non-Controlling Interests (Continued)

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2.11) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (see Note 2.4).

In the Company’s statement of financial position, an investment in a subsidiary is stated at cost less impairment losses (see Note 2.12), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale).

2.4	Associates and Joint Ventures

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A joint venture is an arrangement whereby the Group and other parties contractually agree to share control of the arrangement, and have rights to the net assets of the arrangement.

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment. The Group’s share of the post-acquisition post-tax results of the investees and any impairment losses for the year are recognised in the consolidated statement of income, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised as other comprehensive income in the consolidated statement of comprehensive income.

When the Group’s share of losses exceeds its interest in the associate or the joint venture, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the joint venture.

Unrealised profits and losses resulting from transactions between the Group and its associates and joint venture are eliminated to the extent of the Group’s interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

If an investment in an associate becomes an investment in a joint venture or vice versa, retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method.

In all other cases, when the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.5	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision-Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments regularly, has been identified as the Executive Directors of the Company that makes strategic decisions.

2.6	Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (the “functional currency”). The consolidated financial statements are presented in RMB, which is the Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of income.

(c)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the statement of financial position date;

•

Income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	All resulting exchange differences are recognised in other comprehensive income and as a separate component of equity into other reserve.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the statement of income as part of the gain or loss on disposal.

2.7	Property, Plant and Equipment

(a)	Construction-in-progress

Construction-in-progress (“CIP”) represents buildings, plant and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period. No provision for depreciation is made on CIP until such time as the assets are completed and ready for its intended use. When the asset being constructed becomes available for use, the CIP is transferred to the appropriate category of assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7	Property, Plant and Equipment (Continued)

(b)	Property, plant and equipment

Property, plant and equipment held by the Group are stated at cost less accumulated depreciation and accumulated impairment losses, and are depreciated over their expected useful lives.

Property, plant and equipment comprise buildings, telecommunications equipment, leasehold improvements, office furniture, fixtures, motor vehicles and other equipment. The cost of an asset, except for those acquired in exchange for a non-monetary asset or assets, comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

If an item of property, plant and equipment is acquired in exchange for another item of property, plant and equipment, the cost of such an item of property, plant and equipment is measured at fair value unless (i) the exchange transactions lacks commercial substance or (ii) the fair value of neither the asset received nor the asset given up is reliably measurable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable at the time the costs are incurred that future economic benefits associated with the item will flow to the Group, and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

(c)	Depreciation

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs less their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual rate
Buildings	10 – 30 years	3-5%
Telecommunications equipment	5 – 10 years	3-5%
Office furniture, fixtures, motor vehicles and other equipment	5 – 10 years	3-5%

Leasehold improvements are depreciated over the shorter of their estimated useful lives and the lease periods.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.12).

(d)	Gain or loss on disposal of property, plant or equipment

Gains or losses on disposal of property, plant or equipment are determined by comparing the net sales proceeds with the carrying amounts, and are recognised in the statement of income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.8	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiaries at the date of acquisition before the adoption of IFRS/HKFRS 3 (Revised). Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of business combination in which the goodwill arose.

2.9	Lease Prepayments

Lease prepayments represent payments for land use rights. Lease prepayments for land use rights are stated at cost initially and expensed on a straight-line basis over the lease period.

2.10	Other Assets

Other assets mainly represent (i) computer software; (ii) prepaid rental for premises, leased lines and electricity cables; (iii) capitalised installation costs of fixed-line services and (iv) capitalised direct incremental costs for activating broadband subscribers.

(i)

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives on a straight-line basis.

(ii)	Long-term prepaid rental for premises, leased lines and electricity cables are amortised using a straight-line method over the lease period.

(iii)

Capitalised installation costs of fixed-line services are deferred and expensed to the statement of income over the expected customer service period of 10 years except when the direct incremental costs exceed the corresponding installation fees. In such cases, the excesses of the direct incremental costs over the installation fees are recorded immediately as expenses in the statement of income.

(iv)

Capitalised direct incremental costs for activating broadband subscribers mainly include the costs of installing broadband terminals at customer’s homes for the provision of broadband service. Such costs are amortised over the service period.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.11	Financial Assets

The Group classifies its financial assets into two measurement categories: those measured at amortised cost and those measured at fair value. The determination is made at initial recognition and the classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

Financial assets measured at amortised cost

Investments are classified under this category if they satisfy both of the following conditions:

•

The assets are held within a business model whose objective is to hold assets in order to collect contractual cash flows for managing liquidity and generating income on the investments, but not for the purpose of realising fair value gains; and

•

The contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, with interest being the consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time.

Bank deposits, accounts receivable and other deposits are also classified under this category.

Financial assets under this category are carried at amortised cost using effective interest method less provision for impairment. Gains and losses arising from disposal, being the differences between the net sales proceeds and the carrying values, are recognised in the statement of income. Interest income is recognised in the statement of income using the effective interest method and disclosed as interest income.

Financial assets measured at fair value

Investments and other financial assets are classified under this category if they do not meet the conditions to be measured at amortised cost.

Financial assets under this category are equity investments carried at fair value. Gains and losses arising from changes in fair value are included in the statement of income or the statement of comprehensive income in cases where an irrevocable election is made by the Group to recognise changes in fair value of an equity investment measured at fair value through the statement of income or the statement of comprehensive income, in the period in which they arise. Upon disposal of the investments, the differences between the net sale proceeds and the carrying values are included in the statement of income or the statement of comprehensive income. Dividend income is recognised when the right to receive a dividend is established and is disclosed separately as dividend income.

Purchases and sales of financial assets are recognised on the trade date. Financial assets are derecognised when the rights to receive cash flows from the assets have expired or the Group has transferred substantially all the risks and rewards of ownership of the assets.

2.12	Impairment of Non-Financial Assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested for impairment at each statement of financial position date. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset’s fair value less costs to sell and (ii) value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that impairment losses were previously recognised are reviewed for possible reversal of the impairment at each reporting date.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.13	Impairment of Financial Assets Carried at Amortised Costs

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortised cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

2.14	Inventories and Consumables

Inventories, which primarily comprise handsets, SIM/USIM cards and accessories, are stated at the lower of cost and net realisable value. Cost is based on the first-in-first-out method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value for all the inventories is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Consumables consist of materials and supplies used in maintaining the Group’s telecommunications networks and are charged to the statement of income when brought into use. Consumables are stated at cost less any provision for obsolescence.

2.15	Accounts Receivable and Other Receivables

Accounts receivable and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for doubtful debts (see Note 2.13), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for doubtful debts.

Accounts receivable are amounts due from customers for services performed in the ordinary course of business. Other receivables are amounts due from the sales of mobile handsets and other operating activities. If collection of accounts receivable and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

2.16	Short-term Bank Deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to 1 year.

2.17	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of 3 months or less.

2.18	Deferred Revenue, Advances from Customers and Subscriber Points Reward Program

(a)	Deferred revenue

Deferred revenue mainly represents upfront non-refundable fee, including installation fees of fixed-line service, which are deferred and recognised over the expected customer service period. Deferred revenue expected to be recognised in one year or less is classified as current liabilities. If not, they are presented as non-current liabilities.

(b)	Advances from customers

Advances from customers are mainly amounts paid by customers for prepaid cards, other calling cards and prepaid service fees, which cover future telecommunications services. Advances from customers are stated at the amount of proceeds received less the amount already recognised as revenue upon the rendering of services.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.18	Deferred Revenue, Advances from Customers and Subscriber Points Reward Program (Continued)

(c)	Subscriber points reward program

The fair value of providing telecommunications services and the subscriber points reward is allocated based on their relative fair values. The allocated portion of fair value for the subscriber points reward is recorded as deferred revenue when the rewards are granted and recognised as revenue when the points are redeemed or expired.

2.19	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the statement of income over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

2.20	Share Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to equity shareholders of the Company and no gain or loss shall be recognised in the statement of income.

2.21	Employee Benefits

(a)	Retirement benefits

The Group participates in defined contribution pension schemes. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a reduction in the future payments is available.

(b)	Medical insurance

The Group’s contributions to basic and supplementary medical insurances are expensed as incurred. The Group has no further payment obligations once the contributions have been paid.

(c)	Housing benefits

One-off cash housing subsidies paid to PRC employees are charged to the statement of income in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

The Group’s contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred. The Group has no further payment obligations once the contributions have been paid.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.21	Employee Benefits (Continued)

(d)	Supplementary benefits

In addition to participating in local governmental defined contribution social insurance, subsidiaries of the Group also provide other post retirement supplementary benefits to their employees, including supplementary pension allowance, reimbursement of medical expenses and supplementary medical insurance. These post retirement supplementary benefits are accounted as defined benefit plan. The present value of the defined benefit obligation is included in non-current other obligations and salary and welfare payables (current portion). The liability is remeasured with sufficient regularity and the movement of the remeasurement is recognised in other comprehensive income, which is not allowed to reverse to profit and loss in subsequent period. As at 31 December 2016, the amount of the liability was RMB75 million (2015: RMB91 million).

(e)	Share-based compensation costs

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted at the grant date excluding the impact of any non-market vesting conditions (for example, revenue and profit targets) and is not subsequently remeasured. However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each statement of financial position date, the Group revises its estimates of the number of share options that are expected to vest. The Group recognises the impact of the revision of original estimates, if any, in the statement of income of the period in which the revision occurs, with a corresponding adjustment to equity.

The equity amount is recognised in the employee share-based compensation reserve until either the option is exercised (when it is included in the amount recognised in share capital for the shares issued) or the option expires (when it is released directly to retained profits).

2.22	Accounts Payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.23	Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the pre-tax amount of expenditures expected to be required to settle the obligation that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.24	Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the services and sales of goods or telecommunications products in the ordinary course of the Group’s activities.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates on historical results, taking into consideration of the type of customer, the type of transaction and the specifics of each arrangement.

Sales of services and goods

•	Usage fees and monthly fees are recognised when the service is rendered;

•	Revenue from the provision of broadband, data and other Internet-related services is recognised when the services are provided to customers;

•	Lease income from leasing of lines and customer-end equipment is treated as operating leases with rental income recognised on a straight-line basis over the lease term;

•

Interconnection fees represent revenue received or receivable from other domestic and foreign telecommunications operators for the use of the Group’s telecommunications network, is recognised when service is rendered;

•

Value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, personalised ring, caller number display and secretarial services to subscribers, is recognised when service is rendered;

•	Standalone sales of telecommunications products, which mainly represent handsets and accessories, are recognised when title has been passed to the buyers;

•

The Group offers preferential packages to the customers which include the bundle sale of mobile handset and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. Revenue relating to the sale of the handset is recognised when the title is passed to the customer whereas service revenue is recognised based upon the actual usage of the telecommunications service. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition;

•

Revenue from information communications technology services is recognised when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided will be recoverable, services revenue should be recognised only to the extent of recoverable costs incurred, and costs should be recognised as current expenses in the period in which they are incurred; (ii) if it is probable that costs incurred will not be recoverable, costs should be recognised as current expenses immediately and services revenue should not be recognised.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.25	Interest income

Interest income from deposits in banks or other financial institutions is recognised on a time proportion basis, using the effective interest method.

2.26	Dividend income

Dividend income is recognised when the right to receive payment is established.

2.27	Leases (as the lessee)

(a)	Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor), including long-term prepayment for land use rights, are expensed in the statement of income on a straight-line basis over the period of the lease.

(b)	Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. The corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. The interest element implicit in the lease payment is recognised in the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

(c)	Sale and leaseback

Under certain circumstances, the Group may enter into sale and leaseback arrangements whereby it sells certain assets and leases back a portion of those assets. The Group reviews the substance of each of these transactions to determine whether the leaseback is a finance lease or an operating lease. Where it is determined that the leaseback is an operating lease and (i) the Group does not maintain or maintains only minor continuing involvement in these assets, other than the required lease payments and (ii) these transactions are established at fair value, the gain or loss on sale is recognised in the statement of income immediately subject to any elimination of such gain or loss in accordance with Note 2.4 above. Any gain or loss on a sale and finance leaseback transaction is deferred and amortised over the term of the lease.

2.28	Borrowing Costs

Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised up to the date when the project is completed and ready for its intended use.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined at the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognised as expenses when incurred.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.29	Taxation

(a)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of the amount expected to be paid to the tax authorities.

(b)	Deferred income tax

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

2.30	Dividend Distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.31	Contingent Liabilities and Contingent Assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow of economic resources occurs so that outflow is probable, the liability will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

A contingent asset is not recognised but is disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised.

2.32	Earnings per Share

Basic earnings per share is computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, after adjusting for the effects of the dilutive potential ordinary shares.

2.33	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.33	Related parties (Continued)

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii)	Both entities are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	The entity is controlled or jointly controlled by a person identified in (a); or

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS

3.1	Financial risk factors

The Group’s operating activities expose it to a variety of financial risks: market risk (including foreign currency risk, price risk, cash flow and fair value interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

Financial risk management is carried out by the Group’s fund management center at its headquarter, following the overall direction determined by the Executive Directors of the Company. The Group’s fund management center at its headquarter identifies and evaluates financial risks in close co-operation with the Group’s operating units.

(a)	Market risk

(i)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollars, HK dollars and Euro. Exchange risk mainly exists with respect to the repayment of indebtedness to foreign lenders and payables to equipment suppliers and contractors.

The Group’s fund management center at its headquarter is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. From time to time, the Group may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the years of 2016 and 2015, the Group had not entered into any forward exchange contracts or currency swap contracts.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(i)	Foreign exchange risk (Continued)

The following table details the Group’s exposure at the end of the reporting period to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate and have been translated to RMB at the applicable rates quoted by the People’s Bank of China as at 31 December 2016 and 2015.

	2016			2015
	Original currency millions	Exchange rate	RMB equivalent millions	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:
– denominated in HK dollars	410	0.89	367	278	0.84	233
– denominated in US dollars	271	6.94	1,879	146	6.49	948
– denominated in Euro	13	7.31	96	8	7.10	60
– denominated in Japanese Yen	218	0.06	13	119	0.05	6
– denominated in SGD	1	4.80	7	—	4.59	—
– denominated in GBP	1	8.51	6	0.6	9.62	6

Sub-total			2,368			1,253

Accounts receivable:
– denominated in HK dollars	—	0.89	—	1.2	0.84	1
– denominated in US dollars	195	6.94	1,355	182	6.49	1,182
– denominated in Euro	1	7.31	6	3	7.10	18

Sub-total			1,361			1,201

Financial assets at fair value through other comprehensive income:
– denominated in Euro	566	7.31	4,138	657	7.10	4,665

Total			7,867			7,119

Borrowings:
– denominated in US dollars	46	6.94	321	50	6.49	325
– denominated in Euro	12	7.31	89	15	7.10	108

Sub-total			410			433

Accounts payable:
– denominated in US dollars	60	6.94	416	49	6.49	315
– denominated in Euro	3	7.31	20	2	7.10	12

Sub-total			436			327

Obligations under finance lease:
– denominated in US dollars	—	6.94	—	14	6.49	90

Total			846			850

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(i)	Foreign exchange risk (Continued)

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People’s Bank of China.

As at 31 December 2016, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars, Euro, Japanese Yen, SGD and GBP, while all other variables are held constant, the effect on profit after tax would be approximately RMB216 million (2015: approximately RMB120 million) for cash and cash equivalents, borrowings and obligations under finance lease included in other obligations denominated in foreign currencies, and the effect on other comprehensive income would be approximately RMB414 million (2015: approximately RMB467 million) for financial assets denominated in foreign currency, which were recorded in fair value through other comprehensive income.

(ii)	Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified in the consolidated statement of financial position as financial assets at fair value through other comprehensive income.

The financial assets at fair value through other comprehensive income comprise primarily equity securities of Telefónica S.A. (“Telefónica”). As at 31 December 2016, if the share price of Telefónica had increased/decreased by 10%, while the exchange rate of RMB against Euro is held constant, the effect on other comprehensive income would be approximately RMB414 million (2015: approximately RMB467 million).

(iii)	Cash flow and fair value interest rate risk

The Group’s interest-bearing assets are mainly represented by bank deposits. Management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group’s interest rate risk mainly arises from interest-bearing borrowings including bank loans, commercial papers, promissory notes, corporate bonds and related parties loans. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk upon renewal. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During 2016 and 2015, the Group’s borrowings were mainly at fixed rates and were mainly denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in 2016 and 2015.

As at 31 December 2016, the Group had approximately RMB112,997 million (2015: approximately RMB105,343 million) of floating rate borrowings and short-term fixed rate borrowings and approximately RMB62,257 million (2015: approximately RMB43,599 million) of long-term fixed rate borrowings.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(iii)	Cash flow and fair value interest rate risk (Continued)

For the year ended 31 December 2016, if interest rates on the floating rate borrowings and short-term fixed rate borrowings had increased/decreased 50 basic points while all other variables are held constant, the effect on profit after tax is approximately RMB424 million (2015: approximately RMB395 million).

(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short-term bank deposits with banks, as well as credit exposures to corporate customers, individual subscribers, related parties and other operators.

To limit exposure to credit risk relating to cash and cash equivalents and short-term bank deposits, the Group primarily places cash and cash equivalents and short-term bank deposits only with large state-owned financial institutions in the PRC and other banks with acceptable credit ratings. Therefore, the Group expects that there is no significant credit risk and does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has no significant concentrations of credit risk with respect to corporate customers and individual subscribers. The Group has policies to limit the credit exposure on receivables for services and the sales of mobile handsets. The Group assesses the credit quality of and sets credit limits on all its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year. The utilisation of credit limits and the settlement pattern of the customers are regularly monitored by the Group. In respect of other receivables, individual credit evaluations are performed on all counterparties requiring credit over a certain amount. These evaluations focus on the counterparties’ past history of making payments when due and current ability to pay, and take into account information specific to the counterparties as well as the economic environment in which the counterparties operates.

Credit risk relating to amounts due from related parties and other operators is not considered to be significant as these companies are reputable and their receivables are settled on a regular basis.

(c)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds including the raising of bank loans and issuance of commercial papers, promissory notes and corporate bonds. Due to the dynamic nature of the underlying business, the Group’s fund management center at its headquarter maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilising different sources of financing when necessary.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.1	Financial risk factors (Continued)

(c)	Liquidity risk (Continued)

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorised by time from the end of the period under review to the contractual maturity date:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Carrying amounts
At 31 December 2016
Long-term bank loans	207	472	1,299	4,119	4,656
Corporate bonds	2,583	544	18,331	—	19,970
Promissory notes	20,078	18,440	—	—	36,882
Other obligations	3,179	258	44	55	3,476
Accounts payable and accrued liabilities	143,224	—	—	—	143,224
Amounts due to related parties	8,700	—	—	—	8,700
Amounts due to ultimate holding company	2,463	—	—	—	2,463
Amounts due to domestic carriers	1,989	—	—	—	1,989
Commercial papers	36,395	—	—	—	35,958
Short-term bank loans	78,210	—	—	—	76,994

	297,028	19,714	19,674	4,174	334,312

At 31 December 2015
Long-term bank loans	109	114	387	1,964	1,832
Corporate bonds	90	2,039	—	—	2,000
Promissory notes	4,071	20,082	18,443	—	39,427
Other obligations	2,816	285	17	66	3,154
Accounts payable and accrued liabilities	167,396	—	—	—	167,396
Amounts due to related parties	3,930	—	—	—	3,930
Amounts due to ultimate holding company	1,470	—	—	—	1,437
Amounts due to domestic carriers	1,300	—	—	—	1,300
Commercial papers	20,482	—	—	—	19,945
Short-term bank loans	85,095	—	—	—	83,852

	286,759	22,520	18,847	2,030	324,273

Regarding the Group’s use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(a) for details.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.2	Capital risk management

The Group’s objectives when managing capital are:

•	To safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

•	To support the Group’s stability and growth.

•	To provide capital for the purpose of strengthening the Group’s risk management capability.

In order to maintain or adjust the capital structure, the Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

The Group monitors capital on the basis of the debt-to-capitalisation ratio. This ratio is calculated as interest-bearing debts plus non-controlling interests over interest-bearing debts plus total equity. Interest-bearing debts represent commercial papers, short-term bank loans, long-term bank loans, promissory notes, corporate bonds, obligations under finance lease, and certain amounts due to ultimate holding company and related parties, as shown in the consolidated statement of financial position. The interest bearing debts do not include net deposits received by Finance Company from Unicom Group and its subsidiaries of RMB2,397 million.

The Group’s debt-to-capitalisation ratios are as follows:

	2016	2015
Interest-bearing debts:
– Commercial papers	35,958	19,945
– Short-term bank loans	76,994	83,852
– Long-term bank loans	4,495	1,748
– Promissory notes	17,906	36,928
– Corporate bonds	17,970	2,000
– Obligations under finance lease included in other obligations	208	268
– Amounts due to ultimate holding company	—	1,344
– Current portion of long-term bank loans	161	84
– Current portion of promissory notes	18,976	2,499
– Current portion of corporate bonds	2,000	—
– Current portion of obligations under finance lease	586	274

	175,254	148,942
Non-controlling interests	275	—

Interest-bearing debts plus non-controlling interests	175,529	148,942

Total equity:
– Equity attributable to equity shareholders of the Company	227,407	231,216
– Non-controlling interests	275	—

Sub-total	227,682	231,216

Interest-bearing debts plus total equity	402,936	380,158

Debt-to-capitalisation ratio	43.6%	39.2%

The increase in debt-to-capitalisation ratio during 2016 resulted primarily from the increase in interest-bearing debts.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.3	Fair value estimation

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits and restricted deposits, financial assets at fair value through other comprehensive income, financial assets at fair value through profit and loss, accounts receivable, receivable for the sales of mobile handsets, amounts due from related parties and domestic carriers. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial papers, corporate bonds, promissory notes, long-term bank loans, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

(a)	Financial assets and liabilities measured at fair value

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1 valuation: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•	Level 2 valuation: observable inputs which fail to meet level 1, and not using significant unobservable inputs. Unobservable inputs for which market data are not available

•	Level 3 valuation: fair value measured using significant unobservable inputs

The following table presents the Group’s assets that are measured at fair value at 31 December 2016:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:
Financial assets at fair value through other comprehensive income
– Equity securities
–Listed	4,285	—	—	4,285
–Unlisted	—	—	41	41

	4,285	—	41	4,326

Financial assets at fair value through profit and loss
– Equity securities
–Unlisted	—	—	123	123

Total	4,285	—	164	4,449

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.3	Fair value estimation (Continued)

(a)	Financial assets and liabilities measured at fair value (Continued)

The following table presents the Group’s assets that are measured at fair value at 31 December 2015:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:
Financial assets at fair value through other comprehensive income
– Equity securities
–Listed	4,829	—	—	4,829
–Unlisted	—	—	23	23

	4,829	—	23	4,852

Financial assets at fair value through profit and loss
– Equity securities
– Unlisted	—	—	106	106

Total	4,829	—	129	4,958

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1 and comprise primarily equity securities of Telefónica which are classified as financial assets at fair value through other comprehensive income.

During the years ended 31 December 2016 and 2015, there were no transfer between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

3.	FINANCIAL RISK MANAGEMENT AND FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

3.3	Fair value estimation (Continued)

(b)	Fair value of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortised cost are not materially different from their fair values as at 31 December 2016 and 2015. Their carrying amounts, fair values and the level of fair values hierarchy are disclosed below:

	Carrying amount as at 31 December 2016	Fair value as at 31 December 2016	Fair value measurement as at 31 December 2016 categorised into			Carrying amount as at 31 December 2015	Fair value as at 31 December 2015
			Level 1	Level 2	Level 3
Non-current portion of long-term bank loans	4,495	4,339	—	4,339	—	1,748	1,752
Non-current portion of promissory notes	17,906	18,031	18,031	—	—	36,928	38,141
Non-current portion of corporate bonds	17,970	17,989	17,989	—	—	2,000	2,111

The fair value of the non-current portion of long-term bank loans is based on the expected cash flows of principal and interests payment discounted at market rates ranging from 1.28 % to 4.48% (2015: 1.81% to 4.08%) per annum.

Besides, the carrying amounts of the Group’s other financial assets and liabilities carried at amortised cost approximated their fair values as at 31 December 2016 and 2015 due to the nature or short maturity of those instruments.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates may not be equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

4.1	Depreciation on property, plant and equipment

Depreciation on the Group’s property, plant and equipment is calculated using the straight-line method to allocate cost up to residual values over the estimated useful lives of the assets. The Group reviews the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realisation of economic benefits from property, plant and equipment. The Group estimates the useful lives of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.

4.2	Impairment of non-financial assets

The Group tests whether non-financial assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.12. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management’s assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-financial assets and the Group’s results would be significantly affected. Such impairment losses are recognised in the statement of income. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-financial assets.

No significant impairment loss on property, plant and equipment was recognised for the years ended 31 December 2016 and 2015.

4.3	Allowance for doubtful debts

Management estimates an allowance for doubtful debts resulting from the inability of the customers to make the required payments. Management bases its estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, additional allowance may be required.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

4.4	Income tax and deferred taxation

The Group estimates its income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

For temporary differences which give rise to deferred tax assets, the Group assesses the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to deductible tax losses, unrecognised revaluation surplus on prepayments for the leasehold land determined under PRC regulations, accruals of expenses not yet deductible for tax purpose, and allowance for doubtful debts. Due to the effects of these temporary differences on income tax, the Group has recorded net deferred tax assets amounting to approximately RMB5,986 million as at 31 December 2016 (2015: approximately RMB5,642 million) (see Note 13). Deferred tax assets are recognised based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

The Group believes it has recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary which would impact the Group’s results or financial position.

4.5	Determining the type of lease

The Group analysed the substance of the leases to determine whether the arrangements should be classified as operating leases or finance leases in accordance with the requirements of the prevailing accounting standards. The Group bases its judgment on the lease agreements and related arrangements to assess whether substantially all the risks and rewards incidental to ownership of the leased assets has been transferred.

5.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the CODM. Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single external customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

6.	REVENUE

Revenue from telecommunications services are subject to value-added tax (“VAT”) and VAT rates applicable to various telecommunications services. The VAT rate for basic telecommunications services is 11%; the VAT rate for value-added telecommunications services is 6% and the VAT rate for sales of telecommunications products remains at 17%. Basic telecommunications services include business activities for the provision of voice services, as well as business activities in relation to rental or sales of bandwidth, wavelength and other network elements etc; value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, electronic data and information transmission and application services, Internet access service etc. VAT is excluded from the revenue.

The major components of revenue are as follows:

	2016	2015
Mobile service
– Usage and monthly fees	37,727	45,901
– Value-added services revenue	94,133	83,529
– Interconnection fees	11,415	11,847
– Other mobile service revenue	1,743	1,343

Total service revenue from mobile service	145,018	142,620

Fixed-line service
– Usage and monthly fees	9,773	11,130
– Broadband, data and other Internet-related services revenue	60,031	56,629
– Interconnection fees	3,332	3,667
– Value-added services revenue	4,523	5,132
– Leased line income	10,011	9,404
– Information communications technology services revenue	5,938	4,334
– Other fixed-line service revenue	1,051	965

Total service revenue from fixed-line service	94,659	91,261

Other service revenue	1,305	1,397

Total service revenue	240,982	235,278
Sales of telecommunications products	33,215	41,771

	274,197	277,049

7.	NETWORK, OPERATION AND SUPPORT EXPENSES

	Note		2016	2015
Repairs and maintenance			11,150	13,178
Power and water charges	(i	)	13,898	13,103
Operating lease charges for network, premises, equipment and facilities			9,779	11,642
Operating lease and other service charges to Tower Company	39.2		14,887	2,926
Others			1,453	1,459

			51,167	42,308

(i)

The amounts included power charges incurred in relation to tower assets for the year ended 31 December 2016 of approximately RMB4,624 million (2015: approximately RMB225 million subsequent to the Tower Assets Disposal).

8.	EMPLOYEE BENEFIT EXPENSES

	2016	2015
Salaries and welfare	27,178	26,057
Contributions to defined contribution pension schemes	5,236	5,057
Contributions to medical insurance	1,889	1,678
Contributions to housing fund	2,569	2,307
Other housing benefits	35	41

	36,907	35,140

8.1	Directors’ emoluments

The remuneration of each Director for the year of 2016 is set out below:

			Fees	Salaries and allowance	Bonuses paid and payable	Sub-total	Contributions to pension schemes	Total
Name of Director	Note		(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Wang Xiaochu	(a	)	—	185	275	460	113	573
Lu Yimin			—	185	476	661	113	774
Li Fushen			—	158	435	593	113	706
Zhang Junan	(c	)	—	131	131	262	94	356
Cesareo Alierta Izuel			257	—	—	257	—	257
Cheung Wing Lam Linus			351	—	—	351	—	351
Wong Wai Ming			360	—	—	360	—	360
Chung Shui Ming Timpson			366	—	—	366	—	366
Law Fan Chiu Fun, Fanny			332	—	—	332	—	332

Total			1,666	659	1,317	3,642	433	4,075

*

In addition, according to the “Notice on the Compensation Information Disclosure of the Central Government Controlled Enterprises” (Guozifenpei [2016] No.339) (translated from 《關於做好中央企業負責人薪酬信息披露工作的通知》（國資分配[2016]339號)), certain Directors were also entitled to deferred bonuses in relation to 2013 and 2014. The deferred bonuses paid to Mr. Lu Yimin and Mr. Li Fushen were RMB394,000 and RMB347,000 respectively.

8.	EMPLOYEE BENEFIT EXPENSES (Continued)

8.1	Directors’ emoluments (Continued)

The remuneration of each Director for the year of 2015 is set out below:

			Fees	Salaries and allowance	Bonuses paid and payable	Sub-total	Contributions to pension schemes	Total
Name of Director	Note		(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Wang Xiaochu	(a	)	—	64	134	198	34	232
Chang Xiaobing	(b	)	—	127	267	394	63	457
Lu Yimin			—	190	388	578	98	676
Li Fushen			—	180	333	513	98	611
Zhang Junan	(c	)	—	180	333	513	98	611
Cesareo Alierta Izuel			242	—	—	242	—	242
Cheung Wing Lam Linus			330	—	—	330	—	330
Wong Wai Ming			338	—	—	338	—	338
John Lawson Thornton	(d	)	56	—	—	56	—	56
Chung Shui Ming Timpson			330	—	—	330	—	330
Cai Hongbin	(e	)	311	—	—	311	—	311
Law Fan Chiu Fun, Fanny			298	—	—	298	—	298

Total			1,905	741	1,455	4,101	391	4,492

Notes:

(a)	Mr. Wang Xiaochu was appointed as the chairman on 1 September 2015.
(b)	Mr. Chang Xiaobing resigned as the chairman on 24 August 2015.
(c)	Mr. Zhang Junan resigned as executive director on 1 November 2016.
(d)	Mr. John Lawson Thornton resigned as an independent non-executive director on 4 March 2015.
(e)	Mr. Cai Hongbin resigned as an independent non-executive director on 25 November 2015.

During 2016 and 2015, no share options were granted to the Directors.

No directors waived the right to receive emoluments during the years ended 31 December 2016 and 2015.

During 2016 and 2015, the Company did not incur any payment to any director for loss of office or as an inducement to any director to join the Company.

8.	EMPLOYEE BENEFIT EXPENSES (Continued)

8.2	Senior management’s emoluments

Of the seven senior management of the Company for the year ended 31 December 2016, four of them are directors of the Company and their remuneration has been disclosed in Note 8.1. For the remuneration of the seven senior management, all fall within the band from RMB Nil to RMB1,000,000.

8.3	Five highest paid individuals

Of the five highest paid individuals for the year ended 31 December 2016, five of them are staffs and four fall within the band from RMB1,000,001 to RMB1,500,000 and one falls within the band from RMB2,000,001 to RMB2,500,000. (2015: five of them are staffs and four fall within the band from RMB1,000,001 to RMB1,500,000 and one falls within the band from RMB1,500,001 to RMB2,000,000.)

The aggregate of the emoluments in respect of the five (2015: five) individuals are as follows:

	2016	2015
	(RMB’000)	(RMB’000)
Salaries and allowances	3,089	3,308
Bonuses paid and payable	3,480	3,242
Contributions to pension schemes	323	345

	6,892	6,895

9.	COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	2016	2015
Handsets and other customer end products	36,116	43,554
Telephone cards	321	364
Others	92	128

	36,529	44,046

10.	OTHER OPERATING EXPENSES

	2016	2015
Impairment losses for doubtful debts and write-down of inventories	4,173	4,054
Cost in relation to information communications technology services	4,924	3,920
Commission expenses	23,826	21,327
Customer acquisition cost and advertising and promotion expenses	3,465	3,524
Customer installation cost	3,857	3,792
Customer retention cost	3,498	3,321
Auditors’ remuneration	69	64
Property management fee	2,150	2,238
Office and administrative expenses	1,972	2,102
Transportation expense	1,676	1,790
Miscellaneous taxes and fees	1,375	1,715
Technical support expenses	2,489	1,741
Repairs and maintenance expenses	852	852
Loss on disposal of property, plant and equipment	355	1,966
Others	2,676	2,554

	57,357	54,960

11.	FINANCE COSTS

	Note	2016	2015
Finance costs:
– Interest on bank loans repayable within 5 years		2,730	3,301
– Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years		2,885	1,928
– Interest on convertible bonds repayable within 5 years		—	172
– Interest on related parties loans repayable within 5 years		—	60
– Interest on bank loans repayable over 5 years		62	8
– Less: Amounts capitalised in CIP	15	(769)	(936)

Total interest expense		4,908	4,533
– Net exchange (gain)/loss		(260)	2,104
– Others		369	297

		5,017	6,934

12.	OTHER INCOME – NET

	Note		2016	2015
Dividend income from financial assets at fair value through other comprehensive income			357	397
Gain on Tower Assets Disposal	(i	)	—	9,246
Others			1,234	925

			1,591	10,568

(i)	Disposal of Telecommunications Towers and Related Assets

As stated in Note 1, on 31 October 2015, CUCL and Unicom New Horizon completed the Group’s Tower Assets Disposal with a total consideration of approximately RMB54,658 million.

The Tower Assets Disposal was accounted as an assets disposal. Since the Company owned 28.1% of the share capital of Tower Company, only 71.9% of the gain on the Group’s Tower Assets Disposal was recognised for the year ended 31 December 2015 with the remaining 28.1% of the aforesaid gain deferred over the remaining useful life of the Tower Assets related to the Group.

The details of the Tower Assets related to the Group as at the Completion Date and the gain on the Group’s Tower Assets Disposal were as follows:

Property, plant and equipment	37,632
Other current assets	829
Other non-current assets	3,017

The Group’s Tower Assets disposed of	41,478

Consideration	54,658
Relevant expenses and taxes	(320)

Gain on the Group’s Tower Assets Disposal	12,860

Deferred gain from the Group’s Tower Assets Disposal	(3,614)

Disposal gain recognised	9,246

13.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2015: 16.5%) on the estimated assessable profits for the year. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (2015: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (2015: 15%).

	2016	2015
Provision for income tax on the estimated taxable profits for the year
– Hong Kong	13	23
– Mainland China and other countries	1,722	3,990
(Over)/Under-provision in respect of prior years	(41)	16

	1,694	4,029
Deferred taxation	(1,540)	(556)

Income tax expenses	154	3,473

Reconciliation between actual income tax expense and accounting profit at PRC statutory tax rate:

	Note		2016	2015
Profit before taxation			784	14,035

Expected income tax expense at PRC statutory tax rate of 25%			196	3,509
Impact of different tax rates outside mainland China			(14)	(31)
Tax effect of preferential tax rate	(i	)	(68)	(75)
Tax effect of non-deductible expenses			191	168
Investment in joint ventures			(38)	11
Investment in associates	(ii	)	39	217
(Over)/Under-provision in respect of prior years			(41)	16
Tax effect of unused tax losses not recognised, net of utilisation	(iii	)	(45)	(291)
Others			(66)	(51)
Actual tax expense			154	3,473

(i)

According to the PRC enterprise income tax law and its relevant regulations, entities that are qualified as High and New Technology Enterprise under the tax law are entitled to a preferential income tax rate of 15%. Certain subsidiaries of the Group obtained the approval of High and New Technology Enterprise and were entitled to a preferential income tax rate of 15%.

(ii)

Adjustment to investment in associates represents the tax effect on share of profit/(loss) of associates, net of reversal of deferred tax assets on unrealised profit from transactions with Tower Company.

(iii)

As at 31 December 2016, the Group did not recognise deferred tax assets in respect of tax losses of approximately RMB2,622 million (2015: approximately RMB2,802 million), since it is not probable that future taxable profits will be available against which the deferred tax asset can be utilised. The tax losses can be carried forward for five years from the year incurred and hence will be expired by 2020. The Group did not recognise deferred tax assets of RMB1,832 million (2015: RMB 1,700 million) in respect of changes in fair value on financial assets through other comprehensive income, since it is not probable that the related tax benefit will be realised.

13.	TAXATION (Continued)

The analysis of deferred tax assets and deferred tax liabilities are as follows:

	2016	2015
Deferred tax assets:
– Deferred tax asset to be recovered after 12 months	8,168	3,682
– Deferred tax asset to be recovered within 12 months	1,198	2,985

	9,366	6,667

Deferred tax liabilities:
– Deferred tax liabilities to be settled after 12 months	(2,897)	(851)
– Deferred tax liabilities to be settled within 12 months	(483)	(174)

	(3,380)	(1,025)

Net deferred tax assets after offsetting	5,986	5,642

Deferred tax liabilities:
– Deferred tax liabilities to be settled after 12 months	(113)	(18)
– Deferred tax liabilities to be settled within 12 months	—	—

	(113)	(18)

Net deferred tax liabilities after offsetting	(113)	(18)

The movement of the net deferred tax assets/liabilities is as follows:

	Note		2016	2015
Net deferred tax assets after offsetting:
– Beginning of year			5,642	6,215
– Deferred tax credited to the statement of income			1,635	557
– Deferred tax credited/(charged) to other comprehensive income			13	(1,130)
– Reclassified from current taxes payable	(i	)	(1,304)	—

– End of year			5,986	5,642

Net deferred tax liabilities after offsetting:
– Beginning of year			(18)	(17)
– Deferred tax charged to the statement of income			(95)	(1)

– End of year			(113)	(18)

13.	TAXATION (Continued)

The analysis of deferred tax assets and deferred tax liabilities are as follows: (Continued)

(i)

On 14 October 2015, Tower Assets Disposal to Tower Company in exchange for cash and shares issued by Tower Company (see Note 1). According to the applicable tax laws issued by the MOF and the State Administration of Taxation (“SAT”) of the PRC, the gain from Tower Assets Disposal in exchange for investment in Tower Company (“Qualified Income”) is, upon fulfilling the filing requirement with in-charge tax bureau, eligible to be deferred and treated as taxable income on a straight-line basis over a period not exceeding five years. Before completing the filing, the Group accrued current taxes payable based on the total gain from Tower Asset Disposal. During the year ended 31 December 2016, the Group successfully completed the filing requirement with in-charge tax bureau with respect to the Qualified Income and since then has become eligible for deferring part of tax liability with respect to the Qualified Income, which will be reversed in the four years from 2016 to 2019. Accordingly, a balance of RMB1,304 million was reclassified from current taxes payable to net deferred tax assets, and RMB186 million was subsequently reversed during the year ended 31 December 2016.

The components of the deferred tax assets/(liabilities) recognised in the consolidated statement of financial position and the movements during the year are as follows:

Deferred tax arising from:	Allowance for doubtful debts	Payroll and contributions to defined contribution pension schemes accrued but not paid	Unrecognised revaluation surplus on prepayments for the leasehold land determined under PRC regulations (Note (i))	Deductible tax losses	Accruals of expenses not yet deductible for tax purpose	Changes in fair value on financial assets through other comprehensive income	Unrealised profit from the transactions with Tower Company	Accelerated depreciation of property, plant and equipment (Note (ii))	Gain from Tower Assets Disposal	Others	Total
At 1 January 2015	1,295	880	1,556	—	833	1,410	—	(696)	—	920	6,198
Credited/(charged) to the statement of income	136	(678)	(52)	—	388	—	877	(296)	—	181	556
(Charged)/credited to other comprehensive income	—	—	—	—	—	(1,439)	—	—	—	309	(1,130)

At 31 December 2015	1,431	202	1,504	—	1,221	(29)	877	(992)	—	1,410	5,624
Credited/(charged) to the statement of income	122	(174)	(53)	2,433	472	—	(90)	(1,251)	186	(105)	1,540
Credited to other comprehensive income	—	—	—	—	—	13	—	—	—	—	13
Reclassification of current tax payable	—	—	—	—	—	—	—	—	(1,304)	—	(1,304)

At 31 December 2016	1,553	28	1,451	2,433	1,693	(16)	787	(2,243)	(1,118)	1,305	5,873

13.	TAXATION (Continued)

Deferred taxation as at year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

	Note		2016	2015
Net deferred tax assets after offsetting:
Deferred tax assets:
Allowance for doubtful debts			1,553	1,431
Impairment loss on property, plant and equipment			17	17
Write-down of inventories			23	41
Unrecognised revaluation surplus on prepayments for the leasehold land determined under PRC regulations	(i	)	1,451	1,504
Accruals of expenses not yet deductible for tax purpose			1,693	1,221
Deferred revenue on subscriber points reward program			156	146
Unrealised profit for the inter-company transactions			189	260
Payroll and contributions to defined contribution pension schemes accrued but not paid			28	202
Unrealised profit from the transactions with Tower Company			787	877
Government grants related to assets			271	138
Intangible assets amortisation difference			345	321
Deductible tax losses			2,433	—
Others			420	509

			9,366	6,667

Deferred tax liabilities:
Gain from Tower Assets Disposal			(1,118)	—
Changes in fair value on financial assets through other comprehensive income			(16)	(29)
Accelerated depreciation of property, plant and equipment	(ii	)	(2,243)	(992)
Others			(3)	(4)

			(3,380)	(1,025)

			5,986	5,642

Net deferred tax liabilities after offsetting:
Deferred tax liabilities:
Accelerated depreciation for tax purpose			(113)	(18)

			(113)	(18)

13.	TAXATION (Continued)

Deferred taxation as at year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority: (Continued)

(i)

The prepayments for the leasehold land were revalued for PRC tax purposes as at 31 December 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land were not recognised under IFRSs/HKFRSs. Accordingly, deferred tax assets were recorded by the Group under IFRSs/HKFRSs.

(ii)

According to “Announcement on Enterprise Income Tax Policy for Those Enterprise Involved in the Accelerated Depreciation of Property, Plant and Equipment” (Caishui [2014] No.75) issued by the MOF and the SAT of the PRC, starting from 2014, the Group’s property, plant and equipment that comply with this tax policy are allowed to be depreciated under the accelerated depreciation method, or fully deducted for tax purpose in the year of purchase. Temporary differences arise from the different useful life under tax basis and accounting basis have been recorded as deferred tax liabilities.

14.	EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2016 and 2015 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2016 and 2015 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. No dilutive potential ordinary shares for the year ended 31 December 2016 and 2015.

The following table sets forth the computation of basic and diluted earnings per share:

	2016	2015
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic/diluted earnings per share	625	10,562

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	23,947	23,947

Basic/Diluted earnings per share (in RMB)	0.03	0.44

15.	PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the years ended 31 December 2016 and 2015 are as follows:

	2016
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of year	62,969	838,995	19,464	3,878	97,601	1,022,907
Additions	57	748	427	186	70,418	71,836
Transfer from CIP	4,211	79,808	748	301	(85,068)	—
Transfer to other assets	—	—	—	—	(4,046)	(4,046)
Disposals	(97)	(43,099)	(632)	(330)	—	(44,158)

End of year	67,140	876,452	20,007	4,035	78,905	1,046,539

Accumulated depreciation and impairment:
Beginning of year	(26,612)	(525,244)	(14,059)	(2,256)	(105)	(568,276)
Charge for the year	(2,621)	(62,932)	(1,516)	(681)	—	(67,750)
Disposals	59	39,704	589	250	—	40,602

End of year	(29,174)	(548,472)	(14,986)	(2,687)	(105)	(595,424)

Net book value:
End of year	37,966	327,980	5,021	1,348	78,800	451,115

Beginning of year	36,357	313,751	5,405	1,622	97,496	454,631

15.	PROPERTY, PLANT AND EQUIPMENT (Continued)

	2015
	Buildings	Tele- communications equipment	Office furniture, fixtures, motor vehicles and other equipment	Leasehold improvements	CIP	Total
Cost:
Beginning of year	68,768	882,834	19,108	4,429	58,739	1,033,878
Additions	253	1,494	503	344	131,005	133,599
Transfer from CIP	2,859	78,812	912	586	(83,169)	—
Transfer to other assets	—	—	—	—	(6,000)	(6,000)
Disposals	(77)	(54,410)	(853)	(433)	(76)	(55,849)
Disposal of the Group’s Tower Assets to Tower Company	(8,834)	(69,735)	(206)	(1,048)	(2,898)	(82,721)

End of year	62,969	838,995	19,464	3,878	97,601	1,022,907

Accumulated depreciation and impairment:
Beginning of year	(27,339)	(552,294)	(13,411)	(2,339)	(174)	(595,557)
Charge for the year	(3,152)	(63,734)	(1,577)	(901)	—	(69,364)
Impairment loss	—	(22)	—	—	(7)	(29)
Disposals	56	50,231	798	424	76	51,585
Disposal of the Group’s Tower Assets to Tower Company	3,823	40,575	131	560	—	45,089

End of year	(26,612)	(525,244)	(14,059)	(2,256)	(105)	(568,276)

Net book value:
End of year	36,357	313,751	5,405	1,622	97,496	454,631

Beginning of year	41,429	330,540	5,697	2,090	58,565	438,321

As at 31 December 2016, the net book value of assets held under finance leases was approximately RMB582 million (2015: approximately RMB532 million).

For the year ended 31 December 2016, interest expense of approximately RMB769 million (2015: approximately RMB936 million) was capitalised to CIP. The capitalised borrowing rate represents the cost of capital for raising the related borrowings externally and varied from 3.33% to 3.79% for the year ended 31 December 2016 (2015: 3.40% to 4.33%).

For the year ended 31 December 2016, the Group recognised a net loss on disposal of property, plant and equipment of approximately RMB355 million (2015: a net gain of approximately RMB7,280 million, including the gain on the Group’s Tower Assets Disposal of approximately RMB9,246 million).

16.	LEASE PREPAYMENTS

The Group’s long-term prepayment for land use rights represents prepaid operating lease payments for land use rights. The movement of lease prepayments for the year ended 31 December 2016 and 2015 are as follow:

	2016	2015
Beginning of the year	9,148	9,211
Addition	603	296
Amortisation	(315)	(359)

End of the year	9,436	9,148

17.	GOODWILL

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group’s shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRSs and AG 5 in 2005.

Goodwill is allocated to the Group’s cash-generating units (“CGU”). The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including service revenue annual growth rate of 1% (2015: 1.5%) and the applicable discount rate of 10% (2015: 10%). Management determined expected growth rates and operating results based on past performance and its expectations in relation to market developments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management’s assessment results, there was no impairment of goodwill as at 31 December 2016 and 2015, any adverse change in the assumptions used in the calculation of recoverable amount would result in impairment losses.

18.	INVESTMENTS IN SUBSIDIARIES

As at 31 December 2016, the details of the Company’s subsidiaries are as follows:

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
		Direct	Indirect
CUCL	The PRC, 21 April 2000, limited liability company	100%	—	RMB138,091,677,828	Telecommunications operation in the PRC
China Unicom Global Limited	Hong Kong, 29 May 2015, limited company	100%	—	10,000 shares	Investment holding
China Unicom (Europe) Operations Limited	The United Kingdom, 8 November 2006, limited company	100%	—	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom
China Unicom (Japan) Operations Corporation	Japan, 25 January 2007, limited company	—	100%	1,000 shares, JPY366,000 each	Telecommunications operation in Japan
China Unicom (Singapore) Operations Pte Limited	Singapore, 5 August 2009, limited company	100%	—	30,000,000 shares, RMB1 each	Telecommunications operation in Singapore
Billion Express Investments Limited	British Virgin Islands, 15 August 2007, limited company	100%	—	2 shares, USD1 each	Dormant
China Unicom (South Africa) Operations (Pty) Limited	South Africa, 19 November 2012, limited liability company	100%	—	Not applicable	Dormant
China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar (“Myanmar”), 7 June 2013, limited liability company	99%	1%	650,000 shares USD1 each	Communications technology training in Myanmar
China Unicom (Australia) Operations Pty Limited	Australia, 27 May 2014, limited liability company	100%	—	4,350,000 shares, AUD 1 each	Telecommunications operation in Australia
China Unicom (Hong Kong) Operations Limited	Hong Kong, 24 May 2000, limited company	—	100%	60,100,000 shares	Telecommunications service in Hong Kong

18.	INVESTMENTS IN SUBSIDIARIES (Continued)

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
		Direct	Indirect
China Unicom (Americas) Operations Limited	USA, 24 May 2002, limited company	—	100%	5,000 shares, USD100 each	Telecommunications service in the USA
China Unicom (Russia) Operations Limited Liability Company	Russia, 28 December 2016, limited liability company	—	100%	—	Telecommunications service in Russia
China Unicom (Brazil) Telecommunications Limited	Brazil, 23 June 2016, limited liability company	—	100%	—	Telecommunications service in Brazil
Unicom Vsens Telecommunications Company Limited	The PRC, 19 August 2008, limited liability company	—	100%	RMB500,000,000	Sales of handsets, telecommunication equipment and provision of technical services in the PRC
China Unicom System Integration Limited Corporation	The PRC, 30 April 2006, limited liability company	—	100%	RMB550,000,000	Provision of information communications technology services in the PRC
China Unicom Broadband Online Limited Corporation	The PRC, 29 March 2006, limited liability company	—	100%	RMB100,000,000	Provision of internet information services and value-added telecommunications services in the PRC
Beijing Telecommunications Planning and Designing Institute Corporation Limited	The PRC, 25 April 1996, limited liability company	—	100%	RMB264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC

18.	INVESTMENTS IN SUBSIDIARIES (Continued)

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
		Direct	Indirect
China Information Technology Designing & Consulting Institute Company Limited	The PRC, 11 November 1991, limited liability company	—	100%	RMB430,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC
Unicom Xingye Communications Technology Company Limited	The PRC, 30 October 2000, limited liability company	—	100%	RMB30,000,000	Provision of technical support, manufacturing, research and design services for SIM/USIM cards and other telecommunications cards in the PRC
China Unicom Information Navigation Company Limited	The PRC, 17 September 1998, limited liability company	—	100%	RMB6,825,087,800	Provision of customer services in the PRC
Huaxia P&T Project Consultation and Management Company Limited	The PRC, 5 March 1998, limited liability company	—	100%	RMB30,000,000	Provision of project consultation and management service in the PRC
Zhengzhou Kaicheng Industrial Company Limited	The PRC, 21 December 2005, limited liability company	—	100%	RMB2,200,000	Provision of property management services in the PRC
Unicompay Company Limited	The PRC, 11 April 2011, limited liability company	—	100%	RMB250,000,000	Provision of e-payment services in the PRC
China United Network Communications Beijing NewSpace Infinite Media Advertising Limited Corporation	The PRC, 21 July 2006, limited liability company	—	100%	RMB100,000	Provision of advertising design, production, agency and publication in the PRC

18.	INVESTMENTS IN SUBSIDIARIES (Continued)

Name	Place and date of incorporation/ establishment and nature of legal entity	Percentage of equity interests held		Particular of issued share capital/ paid up capital	Principal activities and place of operation
		Direct	Indirect
Designing Techniques of Posts and Telecommunications Magazine Office Company Limited	The PRC, 15 December 2011, limited liability company	—	100%	RMB300,000	Provision of magazine publishing services in the PRC
Unicom New Horizon Telecommunications Company Limited	The PRC, 14 February 2001, limited liability company	—	100%	RMB40,233,739,557	Provision of lease service of telecommunications networks in the PRC
Unicom Cloud Data Company Limited	The PRC, 4 June 2013, limited liability company	—	100%	RMB2,854,851,100	Provision of technology development, transfer and consulting service in the PRC
Unicom Innovation Investment Company Limited	The PRC, 29 April 2014, limited liability company	—	100%	RMB240,000,000	Venture capital investment business in the PRC
Wostore Technology Company Limited	The PRC, 24 October 2014, limited liability company	—	100%	RMB200,000,000	Communications technology development and promotion in the PRC
China Unicom Smart Connection Technology Company Limited	The PRC, 7 August 2015, limited liability company	—	100%	RMB100,000,000	Auto informatisation in the PRC
China Unicom Finance Company Limited(“Finance Company”)	The PRC, 17 June 2016, limited liability company	—	91%	RMB3,000,000,000	Provision of financial services in the PRC
China Unicom Innovation Investment Company (Shenzhen) Limited	The PRC, 28 January 2016, limited liability company	—	100%	—	Venture capital investment business in the PRC
China Unicom Innovation Investment Company (Guizhou) Limited	The PRC, 8 October 2016, limited liability company	—	60%	RMB1,000,000	Venture capital investment business in the PRC
China Unicom Innovation Investment(Shenzhen) Investment Centre (limited partnership)	The PRC, 1 February 2016, limited partnership	—	100%	RMB28,500,000	Venture capital investment business in the PRC

19.	INTEREST IN ASSOCIATES

	2016	2015
Share of net assets	32,248	31,997

The following list contains the particulars of material associate, which is unlisted corporate entity whose quoted market price is not available:

Name	Form of business structure	Place of incorporation and business	Proportion of ownership interest held by a subsidiary	Paid up capital	Principal activities
Tower Company	Incorporated	The PRC	28.1%	RMB129,344,615,024	Construction, maintenance and operation of communications towers in the PRC(Note 39.2)

The above associate is accounted for using the equity method in the consolidated financial statements.

Summarised financial information of the material associate, adjusted for any differences in accounting policies, and reconciled to the carrying amount in the consolidated financial statements, are disclosed below:

	Tower Company
	2016	2015
Current assets	39,565	38,586
Non-current assets	272,103	231,793
Current liabilities	(171,568)	(47,717)
Non-current liabilities	(14,548)	(96,535)
Equity	(125,552)	(126,127)
Revenue	54,474	10,325
Loss for the year	(575)	(2,944)
Total comprehensive income for the year	(575)	(2,944)
Reconciled to the Group’s interests in the associate:
Net assets of the associate	125,552	126,127
Group’s effective interest	28.1%	28.1%

	35,280	35,442
Adjustment for the remaining balance of the deferred gain from the Group’s Tower Assets Disposal	(3,145)	(3,506)

Carrying amount in the consolidated financial statements	32,135	31,936

20.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2016	2015
Listed in the PRC	147	164
Listed outside the PRC	4,138	4,665
Unlisted	41	23

	4,326	4,852

For the year ended 31 December 2016, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB544 million (2015: decrease of approximately RMB1,050 million). The decrease, net of tax impact, of approximately RMB530 million (2015: decrease, together with tax impact, of approximately RMB2,179 million) has been recorded in the consolidated statement of comprehensive income.

21.	OTHER ASSETS

	Note		2016	2015
Intangible assets	(i	)	11,120	11,823
Prepaid rental for premises, leased lines and electricity cables			2,854	3,390
Installation costs			388	478
Direct incremental costs for activating broadband subscribers	(ii	)	7,690	7,340
Receivables for sales of mobile handsets, net of allowance	(iii	)	1,432	1,273
VAT recoverable	(iv	)	307	—
Others			1,088	1,031

			24,879	25,335

21.	OTHER ASSETS (Continued)

(i)	Intangible assets

	Computer software	Others	Total
Cost:
At 1 January 2015	19,013	1,792	20,805
Additions	103	7	110
Transfer from CIP	4,703	126	4,829
Disposals	(370)	(42)	(412)

At 31 December 2015	23,449	1,883	25,332
Additions	159	18	177
Transfer from CIP	2,761	242	3,003
Disposals	(1,148)	(67)	(1,215)

At 31 December 2016	25,221	2,076	27,297

Accumulated amortisation and impairment:
At 1 January 2015	(9,913)	(593)	(10,506)
Amortisation charge for the year	(3,193)	(199)	(3,392)
Disposals	370	19	389

At 31 December 2015	(12,736)	(773)	(13,509)
Amortisation charge for the year	(3,618)	(228)	(3,846)
Disposals	1,129	49	1,178

At 31 December 2016	(15,225)	(952)	(16,177)

Net book value:
At 31 December 2016	9,996	1,124	11,120

At 31 December 2015	10,713	1,110	11,823

(ii)

Direct incremental costs for activating broadband subscribers mainly include the costs of installing broadband terminals at customer’s homes for the provision of broadband service. Such costs are amortised over the service period.

(iii)

The amount includes the receivables from the sales of mobile handsets that are gradually recovered over one year during the contract period. Receivables to be gradually recovered within one year is included in prepayments and other current assets (see Note 24(i)).

(iv)

VAT recoverable includes input VAT and prepaid VAT which will likely be deducted beyond one year. VAT recoverable which will be deducted within one year are included in prepayments and other current assets(see Note 24(ii)).

22.	INVENTORIES AND CONSUMABLES

	2016	2015
Handsets and other customer end products	2,048	3,453
Telephone cards	91	185
Consumables	174	188
Others	118	120

	2,431	3,946

23.	ACCOUNTS RECEIVABLE

	2016	2015
Accounts receivable	19,088	19,867
Less: Allowance for doubtful debts	(5,466)	(4,910)

	13,622	14,957

The aging analysis of accounts receivable, based on the billing date and net of allowance of doubtful debts, is as follows:

	2016	2015
Within one month	6,557	9,155
More than one month to three months	3,181	2,291
More than three months to one year	2,869	2,501
More than one year	1,015	1,010

	13,622	14,957

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.

As at 31 December 2016, accounts receivable of approximately RMB5,466 million (2015: approximately RMB4,910 million) were impaired. The Group makes such allowance based on its past experience, historical collection patterns, subscribers’ creditworthiness and collection trends. The Group makes a full allowance for receivables aged over 3 months after the credit period for individual subscribers unless they meet certain specified credit assessment criteria. The individually impaired receivables mainly relate to subscriber service fees.

23.	ACCOUNTS RECEIVABLE (Continued)

The movement in the allowance for doubtful debts during the year, including both specific and collective loss components, is as follows:

	2016	2015
Balance, beginning of year	4,910	4,464
Allowance for the year	3,999	3,365
Written-off during the year	(3,443)	(2,919)

Balance, end of year	5,466	4,910

The creation and release of allowance for impaired receivables have been recognised in the statement of income. Amounts charged to the allowance account are generally written-off when there is reliable evidence to indicate no expectation of recovering the receivable.

The maximum exposure to credit risk as at the statement of financial position date is the carrying value of accounts receivable mentioned above. The Group does not hold any collateral as security.

As at 31 December 2016, accounts receivable of approximately RMB9,626 million (2015: approximately RMB12,014 million) were neither past due nor impaired. Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Accounts receivable of approximately RMB1,890 million (2015: approximately RMB1,619 million) were past due but not impaired. Such overdue amounts can be recovered based on past experience. The aging analysis of these receivables is as follows:

	2016	2015
More than one month to three months	1,369	1,291
More than three months to one year	213	135
More than one year	308	193

	1,890	1,619

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

24.	PREPAYMENTS AND OTHER CURRENT ASSETS

The nature of prepayments and other current assets, net of allowance for doubtful debts, are as follows:

	Note		2016	2015
Receivable for the sales of mobile handsets, net of allowance	(i	)	3,266	2,328
Prepaid rental			2,334	2,098
Deposits and prepayments			1,876	1,824
Advances to employees			15	50
VAT recoverable	(ii	)	4,952	3,125
Prepaid enterprise income tax			208	33
Others			1,372	1,406

			14,023	10,864

(i)

The Group offers preferential packages to the customers which include the bundle sales of mobile handsets and provision of service. The total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. For those contractual preferential packages which the prepaid amounts from customers less than the fair value of the mobile handsets, the revenue relating to the sale of the handsets is recognised when the titles are passed to the customers and are calculated under the aforementioned relative fair value method, which results in the corresponding receivable for the sales of mobile handsets. The receivable for the sales of mobile handsets is gradually recovered during the contract period when the customers pay the monthly package fee. Receivables to be gradually recovered beyond one year amounted to RMB1,432 million (2015: RMB1,273 million), and are included in long-term other assets (see Note 21(iii)).

(ii)	VAT recoverable includes the input VAT and prepaid VAT that can be deducted within one year.

Prepayments and other current assets are expected to be recovered or recognised as expenses within one year.

As at 31 December 2016, there was no significant impairment for the prepayments and other current assets.

25.	SHORT-TERM BANK DEPOSITS AND RESTRICTED DEPOSITS

	Note		2016	2015
Bank deposits with maturity exceeding three months			33	32
Statutory reserve deposits	(i	)	1,577	—
Restricted deposits			144	170

			1,754	202

(i)

In order to carry on its business, Finance Company placed statutory reserve deposits with the People’s Bank of China according to “Notice of the People’s Bank of China on Implementing the Average Method to Assess Deposit Reserves” (Yinfa [2015] No. 289) (Translated from 《中國人民銀行關於實施平均法考核存款準備金的通知》（銀發[2015]289號)). These statutory reserve deposits are not available for use by the Group in daily operations.

26.	CASH AND CASH EQUIVALENTS

	2016	2015
Cash at bank and in hand	23,373	21,460
Bank deposits with original maturities of three months or less	260	295

	23,633	21,755

27.	SHARE CAPITAL

Issued and fully paid:	Number of shares millions	Share capital	Total
At 1 January 2015	23,947	179,101	179,101
Issuance of shares upon exercise of options	—	1	1
At 31 December 2015 and 2016	23,947	179,102	179,102

28.	RESERVES

(a)	Movements in components of equity

The Company

	Share capital	Employee share-based compensation reserve	Investment revaluation reserve	Convertible bonds reserve	Other reserve	Retained profits	Total equity
Balance at 1 January 2015	179,101	29	(4,317)	572	—	9,218	184,603
Total comprehensive income for the year	—	—	(2,172)	—	—	5,612	3,440
Equity-settled share option schemes:
- Issuance of shares upon exercise of options	1	—	—	—	—	—	1
- Transfer between reserves upon lapsing of options	—	(29)	—	—	—	29	—
Redemption of convertible bonds	—	—	—	(572)	572	—	—
Dividends relating to 2014 (Note 29)	—	—	—	—	—	(4,789)	(4,789)

Balance at 31 December 2015	179,102	—	(6,489)	—	572	10,070	183,255

Total comprehensive income for the year	—	—	(531)	—	—	1,870	1,339
Dividends relating to 2015 (Note 29)	—	—	—	—	—	(4,071)	(4,071)

Balance at 31 December 2016	179,102	—	(7,020)	—	572	7,869	180,523

28.	RESERVES (Continued)

(b)	Nature and purpose

(i)	Statutory reserves

CUCL is registered as a foreign investment enterprise in the PRC. In accordance with the Articles of Association, it is required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from profit after tax and non-controlling interests but before dividend distribution.

CUCL is required to allocate at least 10% of its profit after tax and non-controlling interests determined under the PRC Company Law to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

Accordingly, CUCL appropriated approximately RMB47 million (2015: approximately RMB874 million) to the general reserve fund for the year ended 31 December 2016.

Appropriation to the staff bonus and welfare fund is made at the discretion of the Board of Directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRSs/HKFRSs, the appropriations to the staff bonus and welfare fund are charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended 31 December 2016 and 2015, no appropriation to staff bonus and welfare fund has been made by CUCL.

According to the PRC tax approval document issued by the MOF and the SAT of the PRC, the upfront connection fees were not subject to the PRC enterprise income tax and an amount equal to the upfront connection fees recognised in the retained profits had been transferred from retained profits to the statutory reserve. As at 31 December 2011, an accumulated appropriation of approximately RMB12,289 million was made to the statutory reserve and no more upfront connection fees are recognised afterwards.

(ii)	Employee share-based compensation reserve

Employee share-based compensation reserve represents the fair value of share options granted to employees of the Group that are recognised in accordance with the accounting policy in Note 2.21 (e).

(iii)	General risk reserve

CUCL and Unicom Group established the Finance Company to provide certain financial services. Pursuant to “Requirements on Impairment Allowance for Financial Institutions” (Caijin [2012] No. 20) (Translated from 《金融企業準備金計提管理辦法》（財金[2012]20號)) issued by the MOF which effective on 1 July 2012 (the “Document”), the Finance Company establishes a general risk reserve within the shareholders’ equity, through appropriation of retained profits, to address unidentified potential losses relating to risk assets. The general risk reserve balance should not be less than 1.5% of the ending balance of risk assets, as defined in the Document.

(iv)	Investment revaluation reserve

The investment revaluation reserve represents the changes in fair value of financial assets through other comprehensive income, net of tax, until the financial assets are derecognised.

(v)	Convertible bonds reserve

The convertible bonds reserve represents the equity component of the convertible bonds at initial recognition. When the convertible bonds is redeemed, the convertible bonds reserve is released directly to other reserve.

(vi)	Other reserve

Other reserve mainly represents the difference between the consideration and the net assets value for business combination of entities and businesses under common control and the effect of CUCL’s capitalisation of retained profits.

29.	DIVIDENDS

At the annual general meeting held on 12 May 2016, the shareholders of the Company approved the payment of a final dividend of RMB0.17 per ordinary share for the year ended 31 December 2015, totaling approximately RMB4,071 million which has been reflected as a reduction of retained profits for the year ended 31 December 2015. Among the dividend payable of approximately RMB920 million was due to Unicom BVI as at 31 December 2016.

The Board has resolved not to pay a final dividend for the year ended 31 December 2016.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from the SAT of the PRC, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 31 December 2016, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE enterprise shareholders(including HKSCC Nominees Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

30.	LONG-TERM BANK LOANS

	Interest rates and final maturity	2016	2015
RMB denominated bank loans	Fixed interest rates ranging from 1.08% to 1.20% (2015: 1.08%) per annum with maturity through 2036 (2015: maturity through 2030)	4,246	1,399

USD denominated bank loans	Fixed interest rates ranging from Nil to 1.55% (2015: Nil to 1.55%) per annum with maturity through 2039 (2015: maturity through 2039)	321	325

Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2015: 1.10% to 2.50%) per annum with maturity through 2034 (2015: maturity through 2034)	89	108

Sub-total		4,656	1,832
Less: Current portion		(161)	(84)

		4,495	1,748

30.	LONG-TERM BANK LOANS (Continued)

As at 31 December 2016, long-term bank loans of approximately RMB70 million (31 December 2015: approximately RMB88 million) were guaranteed by third parties.

The repayment schedule of the long-term bank loans is as follows:

	2016	2015
Balances due:
– not later than one year	161	84
– later than one year and not later than two years	385	88
– later than two years and not later than five years	1,047	302
– later than five years	3,063	1,358

	4,656	1,832
Less: Portion classified as current liabilities	(161)	(84)

	4,495	1,748

31.	PROMISSORY NOTES

On 3 April 2014, the Company established a Medium Term Note Programme (the “MTN Programme”), under which the Company could offer and issue notes of aggregate principal amount of up to RMB10 billion. Notes under the MTN Programme (the “Notes”) will be denominated in RMB and are to be issued to professional investors outside the United States. On 16 April 2014, the Company completed the issue of Notes in an aggregate nominal amount of RMB4 billion pursuant to the MTN Programme, with a maturity of 3 years and at an interest rate of 4.00% per annum. On 24 July 2014, the Company completed the issue of Notes in an aggregate nominal amount of RMB2.5 billion with a maturity period of 2 years and at an interest rate of 3.80% per annum, and was fully repaid in July 2016.

On 16 April 2014, CUCL issued tranche one of 2014 promissory notes in the amount of RMB5 billion, with a maturity period of 3 years from the date of issue and which carries interests at 5.35% per annum.

On 14 July 2014, CUCL issued tranche two of 2014 promissory notes in an amount of RMB5 billion, with a maturity period of 3 years from the date of issue and which carries interest at 4.84% per annum.

On 28 November 2014, CUCL issued tranche three of 2014 promissory notes in an amount of RMB5 billion, with a maturity period of 3 years from the date of issue and which carries interest at 4.20% per annum.

On 15 June 2015, CUCL issued tranche one of 2015 promissory notes in an amount of RMB4 billion, with a maturity period of 3 years from the date of issue and which carries interest at 3.85% per annum.

On 18 June 2015, CUCL issued tranche two of 2015 promissory notes in an amount of RMB4 billion, with a maturity period of 3 years from the date of issue and which carries interest at 3.85% per annum.

On 30 November 2015, CUCL issued tranche three of 2015 promissory notes in an amount of RMB3.5 billion, tranche four of 2015 promissory notes in an amount of RMB3.5 billion and tranche five of 2015 promissory notes in an amount of RMB3 billion, all with a maturity period of 3 years from the date of issue and which carries interest at 3.30% per annum.

32.	CORPORATE BONDS

On 8 June 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.50% per annum. The corporate bonds were secured by a corporate guarantee granted by Bank of China Limited.

On 7 June 2016, the Group issued RMB7 billion 3-year corporate bonds and RMB1 billion 5-year corporate bond, bearing interest at 3.07% and 3.43% per annum respectively.

On 14 July 2016, the Group issued RMB10 billion 3-year corporate bonds, bearing interest at 2.95% per annum.

33.	OTHER OBLIGATIONS

	Note		2016	2015
One-off cash housing subsidies	(a	)	2,496	2,496
Obligations under finance lease	(b	)	794	542
Others			186	116

Sub-total			3,476	3,154
Less: Current portion			(3,141)	(2,797)

			335	357

(a)	One-off cash housing subsidies

Certain staff quarters, prior to 1998, were sold to certain of the Group’s employees at preferential prices, subject to a number of eligibility requirements. In 1998, the State Council issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of the allocation of staff quarters. However, the specific timetable and procedures for the implementation of these policies were to be determined by individual provincial or municipal governments based on the particular situation of the provinces or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Group determined to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounted to RMB4,142 million, which was charged to the statement of income for the year ended 31 December 2000 (the year in which the State Council circular in respect of cash subsidies was issued).

In January 2009, through the absorption of China Netcom (Group) Company Limited (“CNC China”) by CUCL and the absorption of China Network Communications Group Corporation (“Netcom Group”) by Unicom Group, the rights and obligations formerly undertaken by CNC China and Netcom Group were taken over by CUCL and Unicom Group separately. As at 31 December 2016, the Group’s unpaid one-off cash housing subsides amounted to approximately RMB2,496 million. If the actual payments required for these one-off housing subsidies differ from the amount provided, Unicom Group will bear any additional payments required. If the actual payments are lower than the amount provided, the difference will be paid to Unicom Group.

33.	OTHER OBLIGATIONS (Continued)

(b)	Obligations under finance lease

The obligations under finance lease represent the payables for the finance lease of telecommunications equipment. The lease payments under finance lease are analysed as follows:

	2016	2015
Total minimum lease payments under finance lease:
– not later than one year	624	292
– later than one year and not later than two years	230	280

	854	572
Less: Future finance charges	(60)	(30)

Present value of minimum obligations	794	542

Representing obligations under finance lease:
– current liabilities	586	274

– non-current liabilities	208	268

34.	SHORT-TERM BANK LOANS

	Interest rates and final maturity	2016	2015
RMB denominated bank loans	Fixed interest rates ranging from 2.35% to 4.35% (2015:2.35% to 3.92%) per annum with maturity through 2017 (2015: maturity through 2016)	76,994	83,852

Total		76,994	83,852

35.	COMMERCIAL PAPERS

On 20 November 2015, CUCL issued tranche two of 2015 super short term commercial papers in an amount of RMB10 billion, with a maturity period of 270 days from the date of issue and which carries interest at 3.15% per annum. The super short term commercial papers were fully repaid in August 2016.

On 27 November 2015, CUCL issued tranche one of 2015 short term commercial papers in an amount of RMB10 billion, with a maturity period of 366 days from the date of issue and which carries interest at 3.15% per annum. The short term commercial papers were fully repaid in November 2016.

On 8 April 2016, CUCL issued tranche one of 2016 super short term commercial papers in an amount of RMB12 billion, with a maturity period of 90 days from the date of issue and which carries interest at 2.47% per annum. The super short term commercial papers were fully repaid in July 2016.

On 26 April 2016, CUCL issued tranche two of 2016 super short term commercial papers in an amount of RMB12 billion, with a maturity period of 90 days from the date of issue and which carries interest at 2.70% per annum. The super short term commercial papers were fully repaid in July 2016.

35.	COMMERCIAL PAPERS (Continued)

On 3 June 2016, CUCL issued tranche three of 2016 super short term commercial papers in an amount of RMB6 billion, with a maturity period of 270 days from the date of issue and which carries interest at 2.72% per annum.

On 12 July 2016, CUCL issued tranche four of 2016 super short term commercial papers in an amount of RMB10 billion, with a maturity period of 270 days from the date of issue and which carries interest at 2.55% per annum.

On 17 November 2016, CUCL issued tranche five of 2016 super short term commercial papers in an amount of RMB10 billion, with a maturity period of 270 days from the date of issue and which carries interest at 3.00% per annum.

On 24 November 2016, CUCL issued tranche six of 2016 super short term commercial papers in an amount of RMB5 billion, with a maturity period of 180 days from the date of issue and which carries interest at 3.00% per annum.

On 24 November 2016, CUCL issued tranche seven of 2016 super short term commercial papers in an amount of RMB5 billion, with a maturity period of 180 days from the date of issue and which carries interest at 3.00% per annum.

36.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2016	2015
Payables to contractors and equipment suppliers	105,742	131,202
Payables to telecommunications products suppliers	5,005	5,045
Customer/contractor deposits	4,869	4,564
Repair and maintenance expense payables	4,795	5,003
Salary and welfare payables	2,798	3,283
Interest payable	1,303	926
Amounts due to services providers/content providers	1,412	1,175
Accrued expenses	12,583	12,006
Others	4,717	4,192

	143,224	167,396

The aging analysis of payables and accrued liabilities is based on the invoice date as follows:

	2016	2015
Less than six months	120,191	146,336
Six months to one year	11,689	9,772
More than one year	11,344	11,288

	143,224	167,396

37.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company.

On 14 May 2012, Telefónica declared a dividend. The Company chose to implement it by means of a scrip dividend and received 1,646,269 ordinary shares of approximately RMB146 million.

As at 31 December 2016, the related financial assets at fair value through other comprehensive income amounted to approximately RMB4,138 million (2015: approximately RMB4,665 million). For the year ended 31 December 2016, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB531 million (2015: decrease of approximately RMB1,041 million; together with tax impact, decrease of approximately RMB2,172 million), has been recorded in the consolidated statement of comprehensive income.

38.	EQUITY-SETTLED SHARE OPTION SCHEMES

38.1	2014 share option scheme

On 16 April 2014, the Company adopted a new share option scheme (the “2014 Share Option Scheme”). The 2014 Share Option Scheme is valid and effective for a period of 10 years commencing on 22 April 2014 and will expire on 22 April 2024. Under the 2014 Share Option Scheme, the share options may be granted to employees including all directors; any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options) and all grants to connected persons shall be subject to compliance with the requirements of the Listing Rules, including where necessary the prior approval of the shareholders. As at 31 December 2016, 1,777,437,107 options were available for issue under the 2014 Share Option Scheme. Pursuant to the 2014 Share Option Scheme, the consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the Board of Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

(i)	The closing price of the shares on the SEHK on the offer date in respect of the share options; and

(ii)	The average closing price of the shares on the SEHK for the five trading days immediately preceding the offer date;

The option period commences on any day after the date on which such share option is offered, but may not exceed 10 years from the offer date. No share options had been granted since adoption of the 2014 Share Option Scheme.

38.	EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

38.2	Share option information

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2016		2015
	Average exercise price in HKD per share	Number of share options involved	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of year	—	—	6.35	3,540,000
Lapsed	—	—	6.35	(3,432,000)
Exercised	—	—	6.35	(108,000)

Balance, end of year	—	—	—	—

Exercisable at end of year	—	—	—	—

Exercise of share options during the year ended 31 December 2015 resulted in 108,000 shares being issued with exercise proceeds of approximately RMB1 million.

No options outstanding as at 31 December 2016 and 2015.

Details of share options exercised during 2015 was as follows:

For the year ended 31 December 2015:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares involved
15 February 2006	6.35	12.88	685,800	108,000

			685,800	108,000

For the years ended 31 December 2016 and 2015, there were no employee share-based compensation expenses.

39.	RELATED PARTY TRANSACTIONS

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers certain state-owned enterprises have material transactions with the Group in its ordinary course of business, which include but not limited to 1) rendering and receiving telecommunications services, including interconnection revenue/charges; 2) purchasing of goods, including use of public utilities; and 3) placing of bank deposits and borrowing money. The Group’s telecommunications network depends, in large part, on interconnection with the network and on transmission lines leased from other domestic carriers. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements.

Management believes that meaningful information relating to related party transactions has been disclosed below.

39.1	Connected transactions with Unicom Group and its subsidiaries

(a)	Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Note	2016	2015
Transactions with Unicom Group and its subsidiaries:
Charges for value-added telecommunications services	(i), (ii)	42	62
Rental charges for property leasing	(i), (iii)	1,050	929
Charges for lease of telecommunications resources	(i), (iv)	281	283
Charges for engineering design and construction services	(i), (v)	4,487	5,018
Charges for shared services	(i), (vi)	104	107
Charges for materials procurement services	(i), (vii)	88	125
Charges for ancillary telecommunications services	(i), (viii)	2,541	2,504
Charges for comprehensive support services	(i), (ix)	1,690	1,455
Income from comprehensive support services	(i), (ix)	51	12

39.	RELATED PARTY TRANSACTIONS (Continued)

39.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(i)

The agreement governing the recurring related party transactions disclosed in (a) above between the Group and Unicom Group and its subsidiaries expired on 31 December 2016. Accordingly, on 25 November 2016, CUCL entered into the new agreement, “2017-2019 Comprehensive Services Agreement” with Unicom Group to renew certain continuing connected transactions. 2017-2019 Comprehensive Services Agreement has a term of three years commencing on 1 January 2017 and expiring on 31 December 2019, and the service fees payable shall be calculated on the same basis as under previous agreement. Annual caps for certain transactions have changed under the new agreement.

(ii)

UNISK (Beijing) Information Technology Corporation Limited (“UNISK”) agreed to provide the mobile subscribers of CUCL with various types of value-added services through its cellular communications network and data platform. The Group retains a portion of the revenue generated from the value-added services provided to the Group’s subscribers (and actually received by the Group) and allocates a portion of such fees to UNISK for settlement, on the condition that such proportion allocated to UNISK does not exceed the average proportion allocated to independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region. The percentage of revenue to be allocated to UNISK by the Group varies depending on the types of value-added service provided to the Group.

(iii)

CUCL and Unicom Group agreed to mutually lease properties and ancillary facilities from each other. Rentals are based on the lower of the market rates and the depreciation costs and taxes. For the year ended 31 December 2016, the rental charge paid by Unicom Group was approximately RMB0.48 million, which was negligible.

(iv)

Unicom Group agreed to lease to CUCL certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) and certain other telecommunications facilities for its operations. The rental charges for the leasing of international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such resources and facilities provided that such charges would not be higher than market rates. For maintenance service to the telecommunications facilities aforementioned, unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL and determined with reference to market rates or a cost-plus basis if there are no market rates.

(v)

Unicom Group agreed to provide engineering design, construction and supervision services and IT services to CUCL. The charges payable by CUCL for the above services are determined with reference to the market price and are settled when the relevant services are provided.

(vi)

Unicom Group and CUCL agreed to provide shared services to each other and would share the costs related to the shared services proportionately in accordance with their respective total assets value with certain adjustments. For the year ended 31 December 2016, the services charges paid by Unicom Group to CUCL was negligible.

39.	RELATED PARTY TRANSACTIONS (Continued)

39.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(a)	Recurring transactions (Continued)

(vii)

Unicom Group agreed to provide comprehensive procurement services for imported and domestic telecommunications materials and other domestic non-telecommunications materials to CUCL. Unicom Group has also agreed to provide services on management of tenders, verification of technical specifications, installation, consulting and agency services. In addition, Unicom Group will sell cable, modem and other materials operated by itself to CUCL and will also provide storage and logistics services in relation to the above materials procurement. The charges payable by CUCL to Unicom Group are based on contract values, market rates, government guidance price or cost-plus basis where applicable.

(viii)

Unicom Group agreed to provide ancillary telecommunications services to CUCL. These services include certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisitions and servicing and other customers’ service. The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

(ix)

Unicom Group and CUCL agreed to provide comprehensive support services to each other, including dining services, facilities leasing services (excluding those facilities mentioned in (iv) above), vehicle services, health and medical services, labour services, security services, hotel and conference services, gardening services, decoration and renovation services, sales services, construction agency, equipment maintenance services, market development, technical support services, research and development services, sanitary services, parking services, staff trainings, storage services, advertising services, marketing, property management services, information and communications technology services (including construction and installation services, system integration services, software development, product sales and agent services, operation and maintenance services, and consultation services). The charges are based on market rates, government guidance price or cost-plus basis and are settled as and when the relevant services are provided.

(x)

Unicom Group is the registered proprietor of the “Unicom” trademark in English and the trademark bearing the “Unicom” logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement between Unicom Group and the Group, the Group has been granted the right to use these trademarks on a royalty free and renewal basis.

39.	RELATED PARTY TRANSACTIONS (Continued)

39.1	Connected transactions with Unicom Group and its subsidiaries (Continued)

(b)	Amounts due from and to Unicom Group and its subsidiaries

Amount due to Unicom Group as at 31 December 2015 included the unsecured entrusted loan from Unicom Group of RMB1,344 million with interest rate at 4.37% per annum. The loan was fully repaid in July 2016.

Apart from the entrusted loan as aforementioned, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above.

39.2	Related party transactions with Tower Company

(a)	Related party transactions

	Note	2016	2015
Transactions with Tower Company:
The Group’s Tower Assets Disposal	(i)	—	54,658
Interest income from Cash Consideration	(i)	809	120
Operating lease and other service charges	(ii)	14,887	2,926
Income from engineering design and construction services	(iii)	151	50

39.	RELATED PARTY TRANSACTIONS (Continued)

39.2	Related party transactions with Tower Company (Continued)

(a)	Related party transactions (Continued)

(i)

As stated in Note 1, on 14 October 2015, CUCL and Unicom New Horizon entered into the Transfer Agreement, amongst China Mobile, China Telecom, CRHC and Tower Company, to sell the Tower Assets to Tower Company. The consideration on the Group’s Tower Assets Disposal was approximately RMB54,658 million.

As at 31 December 2016, the first tranche of the Cash Consideration of RMB3,000 million was settled in February 2016. The remaining balance of the Cash Consideration of RMB18,322 million, together with related VAT of RMB2,704 million recoverable from Tower Company, will be settled before 31 December 2017. The outstanding Cash Consideration and related VAT carries interest at 3.92% per annum. For the year ended 31 December 2016, the interest income arisen from outstanding Cash Consideration and related VAT was approximately RMB809 million (2015: approximately RMB120 million).

(ii)

As stated in Note 1, CUCL leased tower assets and related assets from the Tower Company. According to the signed agreements, the Group recognised operating lease and other service charges for the year ended 31 December 2016 totalled RMB14,887 million (2015: approximately RMB2,926 million) in connection with its use of telecommunications towers and related assets, inclusive of charges for the service elements and the service charges during the transition period.

(iii)	The Group provide engineering design and construction services, including system integration and engineering design services to Tower Company.

(b)	Amounts due from and to Tower Company

Amount due from Tower Company as at 31 December 2016 included outstanding Cash Consideration of RMB18,322 million and related VAT recoverable from Tower Company of RMB2,704 million (2015: RMB21,322 million and RMB2,704 million, respectively), both of which carries interest at 3.92% per annum, with the principal to be settled before 31 December 2017.

Amount due to Tower Company balance mainly included operating lease and other service charges payable, and payable balance in relation to power charges paid by Tower Company on behalf of the Group, of RMB4,377 million in total as at 31 December 2016 (2015: RMB3,029 million in total).

Except as mentioned above, amounts due from and to Tower Company are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Tower Company as described in (a) above.

39.3	Related party transactions with Unicom Group and its subsidiaries

	Note	2016	2015
Net deposit placed with Finance Company by Unicom Group and its subsidiaries	(i)	2,397	—
Interest expense on the deposits	(i)	11	—

39.	RELATED PARTY TRANSACTIONS (Continued)

39.3	Related party transactions with Unicom Group and its subsidiaries (Continued)

(i)

Finance Company has agreed to provide financial services to Unicom Group and its subsidiaries, including deposit services, lending and other credit services, and other financial services. For the deposit services, the interest rate for deposits placed by Unicom Group and its subsidiaries will be no more than the maximum interest rate promulgated by the People’s Bank of China for the same type of deposit, the interest rate for the same type of deposit offered to other clients and the applicable interest rate offered by the general commercial banks in PRC for the same type of deposit.

Amount due to Unicom Group and its subsidiaries as at 31 December 2016 included a balance of the deposits received by Finance Company from Unicom Group and its subsidiaries of RMB2,397 million with an interest rate at 1.50% per annum.

39.4	Operating lease and other commitments to related parties

As at 31 December 2016 and 2015, the Group had commitments to related parties in respect of total future aggregate minimum operating lease payments under non-cancellable operating leases and other commitments totalled RMB49,038 million and RMB926 million respectively.

40.	CONTINGENCIES AND COMMITMENTS

40.1	Capital commitments

As at 31 December 2016 and 2015, the Group had capital commitments, mainly in relation to the construction of telecommunications network, as follows:

	2016			2015
	Land and buildings	Equipment	Total	Total
Authorised and contracted for	1,875	11,598	13,473	18,129
Authorised but not contracted for	9,583	25,703	35,286	21,851

	11,458	37,301	48,759	39,980

40.2	Operating lease and other commitments

As at 31 December 2016 and 2015, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases and other commitments as follows:

	2016				2015
	Land and buildings	Equipment	Ancillary facilities*	Total	Total
Arrangements expiring:
– not later than one year	1,003	12,351	3,837	17,191	4,838
– later than one year and not later than five years	2,574	29,300	9,616	41,490	7,572
– later than five years	69	1,434	—	1,503	1,731

	3,646	43,085	13,453	60,184	14,141

*	The amount included payment commitments for non-lease elements.

40.3	Contingent liabilities

As at 31 December 2016, the Group had no material contingent liabilities and no material financial guarantees issued.

41.	COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION

	As at 31 December
	2016	2015
ASSETS
Non-current assets
Property, plant and equipment	10	13
Investments in subsidiaries	159,815	160,308
Loan to a subsidiary	32,602	34,461
Financial assets at fair value through other comprehensive Income	4,138	4,665

	196,565	199,447

Current assets
Loan to subsidiaries	2,467	113
Amounts due from subsidiaries	5,729	3,418
Dividend receivable	16,158	19,947
Prepayments and other current assets	6	9
Cash and cash equivalents	1,443	657

	25,803	24,144

Total assets	222,368	223,591

EQUITY
Equity attributable to equity shareholders of the Company
Share capital	179,102	179,102
Reserves	(6,448)	(5,917)
Retained profits
– Proposed final dividend	—	4,071
– Others	7,869	5,999

Total equity	180,523	183,255

41.	COMPANY-LEVEL STATEMENT OF FINANCIAL POSITION (Continued)

	As at 31 December
	2016	2015
LIABILITIES
Non-current liabilities
Promissory notes	—	3,995

	—	3,995

Current liabilities
Short-term bank loans	29,331	25,828
Accounts payable and accrued liabilities	211	316
Loans from subsidiaries	970	171
Amounts due to subsidiaries	6,385	6,385
Taxes payable	29	222
Dividend payable	920	920
Current portion of promissory notes	3,999	2,499

	41,845	36,341

Total liabilities	41,845	40,336

Total equity and liabilities	222,368	223,591

Net current liabilities	(16,042)	(12,197)

Total assets less current liabilities	180,523	187,250

Approved and authorised for issue by the Board of Directors on 15 March 2017 and signed on behalf of the Board by:

Wang Xiaochu	Li Fushen
Director	Director

42.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current year’s presentation.

43.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 15 March 2017.

FINANCIAL SUMMARY

For the five-year ended 31 December 2016

(All amounts in RMB millions, except per share data)

Selected financial summary for 2012 to 2016, including selected consolidated statement of income data and consolidated statement of financial position data for 2012, 2013, 2014, 2015 and 2016 were prepared in accordance with IFRSs/HKFRSs.

RESULTS

Selected Statement of Income Data

	2016	2015	2014	2013	2012
Revenue	274,197	277,049	284,681	295,038	248,926
Interconnection charges	(12,739)	(13,093)	(14,599)	(20,208)	(18,681)
Depreciation and amortisation	(76,805)	(76,738)	(73,868)	(68,196)	(61,057)
Network, operation and support expenses	(51,167)	(42,308)	(37,851)	(33,704)	(32,516)
Employee benefit expenses	(36,907)	(35,140)	(34,652)	(31,783)	(28,778)
Costs of telecommunications products sold	(36,529)	(44,046)	(43,397)	(63,416)	(45,040)
Other operating expenses	(57,357)	(54,960)	(61,411)	(61,964)	(51,252)
Finance costs	(5,017)	(6,934)	(4,617)	(3,113)	(3,664)
Interest income	1,160	438	283	173	240
Share of net profit/(loss) of associates	204	(759)	—	—	—
Share of net profit/(loss) of joint ventures	153	(42)	—	—	—
Other income - net	1,591	10,568	1,362	887	1,343

Profit before income tax	784	14,035	15,931	13,714	9,521
Income tax expenses	(154)	(3,473)	(3,876)	(3,306)	(2,425)

Profit for the year	630	10,562	12,055	10,408	7,096

Attributable to:
Equity shareholders of the Company	625	10,562	12,055	10,408	7,096

Non-controlling interests	5	—	—	—	—

Earnings per share for profit attributable to equity shareholders of the Company
– basic (RMB)	0.03	0.44	0.51	0.44	0.30

– diluted (RMB)	0.03	0.44	0.49	0.43	0.30

RESULTS (Continued)

Selected Statement of Financial Position Data

	2016	2015	2014	2013	2012
Property, plant and equipment	451,115	454,631	438,321	431,625	430,997
Financial assets at fair value through other comprehensive income	4,326	4,852	5,902	6,497	5,567
Current assets	82,218	56,670	56,574	52,210	48,174
Accounts receivable	13,622	14,957	14,671	14,842	13,753
Cash and cash equivalents	23,633	21,755	25,308	21,506	18,250
Total assets	614,154	610,346	545,072	529,171	516,124
Current liabilities	342,655	336,074	291,920	295,239	302,320
Accounts payable and accrued liabilities	143,224	167,396	120,371	102,212	108,486
Short-term bank loans	76,994	83,852	91,503	94,470	70,025
Commercial papers	35,958	19,945	9,979	35,000	38,000
Current portion of promissory notes	18,976	2,499	—	—	15,000
Current portion of corporate bonds	2,000	—	—	—	5,000
Convertible bonds	—	—	11,167	11,002	11,215
Long-term bank loans	4,495	1,748	420	481	536
Promissory notes	17,906	36,928	21,460	—	—
Corporate bonds	17,970	2,000	2,000	2,000	2,000
Total liabilities	386,472	379,130	317,531	310,272	306,619
Total equity	227,682	231,216	227,541	218,899	209,505

CORPORATE INFORMATION

BOARD OF DIRECTORS (As At 15 March 2017)

Executive Directors

Wang Xiaochu Executive Director,

Chairman and Chief Executive Officer

Lu Yimin Executive Director and President

Li Fushen Executive Director and Chief Financial Officer

Non-Executive Director

Cesareo Alierta Izuel

Independent Non-Executive Directors

Cheung Wing Lam Linus

Wong Wai Ming

Chung Shui Ming Timpson

Law Fan Chiu Fun Fanny

Audit Committee

Wong Wai Ming (Chairman)

Cheung Wing Lam Linus

Chung Shui Ming Timpson

Law Fan Chiu Fun Fanny

Remuneration Committee

Cheung Wing Lam Linus (Chairman)

Wong Wai Ming

Chung Shui Ming Timpson

Nomination Committee

Chung Shui Ming Timpson (Chairman)

Wang Xiaochu

Law Fan Chiu Fun Fanny

QUALIFIED ACCOUNTANT AND COMPANY SECRETARY

Yung Shun Loy Jacky

AUDITOR

KPMG

LEGAL ADVISORS

Freshfields Bruckhaus Deringer

Sullivan & Cromwell LLP

REGISTERED OFFICE

75th Floor

The Center, 99 Queen’s Road Central

Hong Kong

Tel: (852) 2126 2018

MAJOR SUBSIDIARY

China United Network Communications Corporation Limited

No. 21 Financial Street

Xicheng District, Beijing 100033, P.R.C.

Tel: (86) 10 6625 9550

SHARE REGISTRAR

Hong Kong Registrars Limited

Shops 1712-1716

17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Tel: (852) 2862 8555

Fax: (852) 2865 0990

Email: hkinfo@computershare.com.hk

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

The Bank of New York Mellon

BNY Mellon Shareowner Services

P.O. Box 30170

College Station, TX 77842-3170

Tel: 1-888-269-2377 (toll free in USA)

1-201-680-6825 (international)

Email: shrrelations@cpushareownerservices.com

PUBLICATIONS

Under the United States securities law, the Company is required to file an annual report on Form 20-F with the United States Securities and Exchange Commission by 30 April 2017. Copies of the annual report as well as the U.S. annual report on Form 20-F, once filed, will be available at:

Hong Kong China Unicom (Hong Kong) Limited

75th Floor, The Center

99 Queen’s Road Central, Hong Kong

United States The Bank of New York Mellon

101 Barclay Street

New York, NY 10286, USA

STOCK CODE

Hong Kong Stock Exchange: 0762

New York Stock Exchange: CHU

COMPANY WEBSITE

www.chinaunicom.com.hk

ONTO THE HEALTHY DEVELOPMENT PATH

Exhibit 1.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Unicom (Hong Kong) Limited, you should at once hand this circular and the accompanying forms of proxies to the purchaser or the transferee or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

PROPOSED GENERAL MANDATES TO

BUY BACK SHARES AND TO ISSUE SHARES,

PROPOSED RE-ELECTION OF DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

The AGM will be convened at 11:00 a.m. on 10 May 2017 at Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong. The Notice of AGM is set out on pages 12 to 15 of this circular.

The proxy form is enclosed in this circular. Whether or not Shareholders intend to attend the AGM, they are advised to complete and return the enclosed proxy form to the Company’s Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as practicable and in any event by not later than 48 hours before the time appointed for holding the AGM. The completion and return of the proxy form will not preclude you from attending and voting in person at the AGM should you so wish.

31 March 2017

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“AGM”	the annual general meeting of the Company to be held on 10 May 2017 at Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong

“Articles of Association”	the articles of association of China Unicom (Hong Kong) Limited

“Board”	the board of directors of the Company

“Buy-back Mandate”	the mandate granted to the Company if the ordinary resolution set out in item 4 of the Notice of AGM is passed

“Companies Ordinance”	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended from time to time

“Company”

China Unicom (Hong Kong) Limited, a company incorporated under the laws of Hong Kong with limited liability and whose Shares and American Depositary Shares are listed on the Stock Exchange and the New York Stock Exchange, respectively

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Latest Practicable Date”	22 March 2017

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Notice of AGM”	notice of the AGM dated 31 March 2017

“Shareholder(s)”	holder(s) of the Shares

“Shares”	shares in the share capital of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Takeovers Code”	Hong Kong Code on Takeovers and Mergers

DEFINITIONS

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and an immediate controlling shareholder of the Company

“Unicom Group”	(China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

“Unicom Group BVI”	China Unicom Group Corporation (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and an immediate controlling shareholder of the Company

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Executive Directors:

Wang Xiaochu

Lu Yimin

Li Fushen

Shao Guanglu

Non-executive Director:

Cesareo Alierta Izuel

Independent Non-executive Directors:

Cheung Wing Lam Linus

Wong Wai Ming

Chung Shui Ming Timpson

Law Fan Chiu Fun Fanny

Registered office: 75th Floor, The Center 99 Queen’s Road Central Hong Kong 31 March 2017

To the Shareholders

Dear Sir or Madam,

PROPOSED GENERAL MANDATES TO

BUY BACK SHARES AND TO ISSUE SHARES,

PROPOSED RE-ELECTION OF DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide you with details of (1) the proposed general mandate to buy back shares and to issue Shares of the Company, (2) the proposed re-election of Directors, and (3) the Notice of AGM.

LETTER FROM THE BOARD

2.	PROPOSED GENERAL MANDATES TO BUY BACK SHARES AND TO ISSUE SHARES

A general mandate was granted to the Board to exercise the power of the Company to buy back Shares at the last annual general meeting of the Company held on 12 May 2016. Such mandate will lapse at the conclusion of the forthcoming AGM. Therefore it is proposed that a fresh general mandate be granted to the Board to buy back Shares in the Company with an aggregate number of Shares not exceeding 10% of the total number of Shares in issue.

An explanatory statement, as required by the Listing Rules to be sent to the Shareholders in connection with the proposed ordinary resolution set out in item 4 of the Notice of AGM for the approval of the renewal of the general mandate for buy-back of Shares, is set out in Appendix I to this circular.

A general mandate was granted to the Board to exercise the power of the Company to issue Shares at the last annual general meeting of the Company held 12 May 2016. Such mandate will lapse at the conclusion of the forthcoming AGM. Therefore it is proposed that a fresh general mandate be granted to the Board to issue Shares as more details are set out in item 5 of the Notice of AGM.

A resolution as set out in item 6 of the Notice of AGM will also be proposed at the AGM authorising the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the number representing the aggregate number of Shares bought back pursuant to the Buy-back Mandate.

3.	PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to the Articles of Association, Mr. Shao Guanglu, Mr. Cesareo Alierta Izuel, Mr. Cheung Wing Lam Linus and Mr. Wong Wai Ming (together, the “Directors for Re-Election”) will retire at the AGM and, being eligible, offer themselves for re-election.

Mr. Shao Guanglu has been acting as Senior Vice President of the Company since 2011 and an Executive Director of the Company since 16 March 2017. Mr. Cheung Wing Lam Linus and Mr. Wong Wai Ming have been acting as an Independent Non-Executive Director of the Company for approximately 13 and 11 years respectively, and Mr. Cesareo Alierta Izuel has been acting as a Non-Executive Director of the Company for approximately eight years. During their tenure as a Director, they have provided excellent advice on the affairs of the Company from time to time, which promoted and enhanced the management of the Company and standardised the corporate governance practice of the Company. Mr. Cheung Wing Lam Linus and Mr. Wong Wai Ming have both confirmed to the Company that they are in compliance with the requirements of independence pursuant to Rule 3.13 of the Listing Rules. The Company has conducted assessment on their independence, and is of the view that each of them complies with the guidelines on independence as set out in Rule 3.13 of the Listing Rules and that Mr. Cheung Wing Lam Linus and Mr. Wong Wai Ming are considered as independent in accordance with the provisions of the guidelines. The Nomination Committee and the Board of the Company are of the view that the re-election of the four Directors to be Directors of the Company can enhance the level of management of the Company through leveraging their professional experience and knowledge, promote the objective decision-making of the Board and contribute to the full and impartial supervision of the management of the Company in accordance with the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

The biographies of the proposed Directors for Re-Election are set out in the Appendix II to this circular.

Except as noted in the biographies, the Directors for Re-Election have not held any other directorships in any listed public companies in the last three years nor any post in an affiliated company of the Group. Further, none of the Directors for Re-Election is connected with any Directors, senior management, substantial shareholders (as defined under the Listing Rules) or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Cheung Wing Lam Linus had personal interests in 200,000 Shares of the Company, representing approximately 0.0008% of the issued shares of the Company. Save the above, the Directors for Re-Election did not have any other interest in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Please refer to the 2016 Annual Report of the Company for details of the remuneration of Mr. Cesareo Alierta Izuel, Mr. Cheung Wing Lam Linus and Mr. Wong Wai Ming in 2016. The terms of services agreed between the Directors for Re-Election and the Company neither specify the length of service nor require the Company to give more than one year’s advance notice or to make payments equivalent to more than one year’s remuneration to terminate the service (other than statutory compensation). However, the Directors are subject to retirement at annual general meetings in accordance with the Articles of Association. The proposed remuneration package of directors of the Company will be determined by the Remuneration Committee, subject to approval by the Board and in compliance with applicable PRC laws, regulations and policies, and taking into account the responsibilities of such person in the Company, his experience and performance as well as the prevailing market conditions. The Company will disclose as and when appropriate once the proposed remuneration packages for such persons have been determined.

Save as disclosed in this circular, each of the Directors for Re-Election has confirmed that there is no other matter that needs to be brought to the attention of the Shareholders of the Company and that there is no other information to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

4.	ANNUAL GENERAL MEETING

The AGM will be convened at 11:00 a.m. on 10 May 2017 at Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong. The Notice of AGM is set out on pages 12 to 15 of this circular. No Shareholders will be required to abstain from voting at the AGM. Voting will be taken by way of poll in accordance with the requirements of Listing Rules.

The proxy form is enclosed in this circular. Whether or not Shareholders intend to attend the AGM, they are advised to complete and return the enclosed proxy form to the Company’s share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as practicable and in any event by not later than 48 hours before the time appointed for holding the AGM. The completion and return of the proxy form will not preclude you from attending and voting in person at the AGM should you so wish.

LETTER FROM THE BOARD

5.	RECOMMENDATION

The Board considers that the resolutions as set out in the Notice of AGM are all in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends you to vote in favour of all of the resolutions at the AGM.

By Order of the Board China Unicom (Hong Kong) Limited Wang Xiaochu Chairman and Chief Executive Officer

APPENDIX I    EXPLANATORY STATEMENT OF SHARE BUY-BACK MANDATE

This explanatory statement contains all the information required under Rule 10.06(1)(b) of the Listing Rules and also constitutes a memorandum required under section 239 of the Companies Ordinance.

EXERCISE OF THE BUY-BACK MANDATE

The Directors believe that the flexibility afforded by the Buy-back Mandate would be beneficial to the Company. It is proposed that up to 10% of the total number of issued and outstanding Shares on the date of the passing of the ordinary resolution (subject to adjustment in the case of any subdivision and consolidation of Shares after the relevant general meeting) to approve the Buy-back Mandate may be bought back. As at the Latest Practicable Date, 23,947,081,083 Shares were in issue and outstanding. On the basis of such figure, the Directors would be authorised to buy back up to 2,394,708,108 Shares during the period up to the date of the next annual general meeting in 2018, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Buy-back Mandate by an ordinary resolution of the Shareholders at a general meeting, whichever of these three events occurs first.

REASONS FOR BUY-BACKS

Buy-backs of Shares will only be made when the Directors believe that they will benefit the Company and its Shareholders. Such buy-backs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.

FUNDING OF BUY-BACKS

Buy-backs pursuant to the Buy-back Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any buy-backs will be made out of funds of the Company legally permitted to be utilised for such purpose in accordance with its Articles of Association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Companies Ordinance, a company’s profits available for distribution are its accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less its accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2016) in the event that the Buy-back Mandate is exercised in full.

However, the Directors do not propose to exercise the Buy-back Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital or gearing position, which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX I    EXPLANATORY STATEMENT OF SHARE BUY-BACK MANDATE

DISCLOSURE OF INTERESTS

None of the Directors, and to the best of their knowledge, having made all reasonable enquires, none of their associates (as defined under the Listing Rules), have any present intention to sell Shares to the Company or its subsidiaries if the Buy-back Mandate is approved by the Shareholders. No core connected persons (as defined under the Listing Rules) of the Company have notified the Company that they (i) have a present intention to sell Shares to the Company or (ii) have undertaken not to sell Shares to the Company, if the Buy-back Mandate is approved by the Shareholders.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange that they will exercise the Buy-back Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

SHARE BUY-BACKS MADE BY THE COMPANY

No buy-backs of Share have been made by the Company (whether on the Stock Exchange or otherwise) during the six months preceding the date of this circular.

TAKEOVERS CODE CONSEQUENCES

If as a result of a buy-back of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholders of the Company are, Unicom BVI and Unicom Group BVI. Unicom BVI, was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having an interest in 9,725,000,020 Shares, representing approximately 40.61% of the total number of issued and outstanding Shares as at that date. If the Buy-back Mandate is exercised in full, Unicom BVI will be interested in approximately 45.12% of the reduced number of issued and outstanding Shares based on Unicom BVI’s interest in the issued and outstanding Shares and the total number of issued and outstanding Shares as at the Latest Practicable Date. Unicom Group BVI, was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having a beneficial interest in 8,082,130,236 Shares, representing approximately 33.75% of the total number of issued and outstanding Shares of the Company as at that date. If the Buy-back Mandate is exercised in full, Unicom Group BVI will be interested in approximately 37.50% of the reduced number of issued and outstanding Shares based on Unicom Group BVI’s beneficial interest in the issued and outstanding Shares and the total number of issued and outstanding Shares as at the Latest Practicable Date. Unicom BVI and Unicom Group BVI are presumed to be acting in concert with each other in respect of their aggregate 74.36% shareholding in the Company pursuant to class (1) of the definition of “acting in concert” in the Takeovers Code as they are both ultimately controlled by Unicom Group. Therefore, as the aggregate shareholding in the Company held by Unicom BVI and Unicom Group BVI, being persons acting in concert, exceeds 50%, exercise of the Buy-back Mandate should, subject to the specific circumstances in the particular case, not result in a mandatory offer obligation upon Unicom BVI and Unicom Group BVI under Rule 26 of the Takeovers Code. Save as disclosed above, the Directors are not aware of any other consequences that may arise under the Takeovers Code as a result of a buy-back of the Shares.

APPENDIX I    EXPLANATORY STATEMENT OF SHARE BUY-BACK MANDATE

MARKET PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date are as follows:

	Traded market price
	Highest HKD	Lowest HKD
2016
March	10.26	8.82
April	10.20	9.12
May	9.37	8.13
June	8.75	7.70
July	8.38	7.75
August	9.39	8.02
September	9.73	8.64
October	10.00	9.02
November	9.64	8.40
December	9.98	8.79

2017
January	9.35	8.67
February	9.85	9.10
March (up to the latest practicable 22 March 2017)	10.48	9.22

APPENDIX II    BIOGRAPHIES OF THE PROPOSED DIRECTORS FOR RE-ELECTION

BIOGRAPHIES OF THE DIRECTORS FOR RE-ELECTION AT THE AGM

Mr. Shao Guanglu

Executive Director and Senior Vice President

Aged 52, was appointed as an Executive Director of the Company in March 2017. Mr. Shao was appointed as Senior Vice President of the Company in April 2011. Mr. Shao is a senior engineer. He received a bachelor’s degree from Harbin Institute of Technology in 1985, a master’s degree in engineering and a master’s degree in economics from Harbin Institute of Technology in 1988 and 1990, respectively, a master’s degree in management from BI Norwegian Business School in 2002 and a doctor’s degree in management from Nankai University in 2009. Mr. Shao joined Unicom Group in February 1995. Mr. Shao was Deputy General Manager of Tianjin Branch, Deputy General Manager of Henan Branch, General Manager of Guangxi Branch, as well as General Manager of Human Resource Department of Unicom Group. In addition, Mr. Shao has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipts trading on OTC Markets Group Inc.) since March 2017. Mr. Shao also serves as a Vice President of Unicom Group, a Director of China United Network Communications Limited and a Director and Senior Vice President of China United Network Communications Corporation Limited. Mr. Shao has worked in the telecommunications industry for a long period of time and has extensive management experience.

Mr. Cesareo Alierta Izuel

Non-Executive Director

Aged 71, was appointed in October 2008 as a Non-Executive Director of the Company. Mr. Alierta has been a member of the Board of Directors of Telefónica S.A. (listed on various stock exchanges including Madrid, New York and London) from January 1997. Mr. Alierta is Executive Chairman of Fundación Telefónica, a director of DTS, Distribuidora de Televisión Digital, S.A.U. and a member of the Board of trustees of the Caixa d’Estalvis i Pensions de Barcelona “la Caixa” Banking Foundation. He is also the Chairman of the Social Board of the UNED (National Long Distance Spanish University), the Chairman of the Consejo Empresarial para la Competitividad (Business Competitiveness Council), and a member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he was the General Manager of the Capital Markets division at Banco Urquijo in Madrid. He has been the founder and Chairman of Beta Capital. As from 1991, he has also acted as the Chairman of the Spanish Financial Analysts’ Association. He has also been a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he held the post of Chairman of Tabacalera, S.A., and subsequently Altadis following the company’s merger with the French group Seita. Between July 2000 and April 2016, he served as an Executive Chairman of Telefónica S.A.. Mr. Alierta served as a Non-Executive Director of China Netcom during the period from December 2007 to November 2008. From April 2008 to December 2013 he was a member of the Board of Directors of Telecom Italia, S.p.A.. Between September 2010 and June 2016, Mr. Alierta served as a member of the Board of Directors of International Consolidated Airlines Group (IAG, listed on the stock exchanges of Madrid and London). In September 2005, Mr. Alierta received “The Global Spanish Entrepreneur” award from the Spanish/US Chamber of Commerce. Mr. Alierta holds a degree in law from the University of Zaragoza and received a master’s degree in business administration at the University of Columbia (New York) in 1970.

APPENDIX II    BIOGRAPHIES OF THE PROPOSED DIRECTORS FOR RE-ELECTION

Mr. Cheung Wing Lam Linus

Independent Non-Executive Director

Aged 68, was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is a member of the Board of Governors of Centennial College of the University of Hong Kong, Independent Non-Executive Directors of HKR International Limited (listed on the Hong Kong Stock Exchange) and Sotheby’s (listed on the New York Stock Exchange). Mr. Cheung was a member of the University of Hong Kong Council, Chairman of the Council of Centennial College, Chairman of the University of Hong Kong School of Professional and Continuing Education, Chairman of Asia Television Limited, Deputy Chairman of PCCW Limited, an Independent Non-Executive Director of Taikang Life Insurance Company Limited, as well as President of the Chartered Institute of Marketing (Hong Kong Region). Prior to the merger of Pacific Century Cyberworks Limited and Hong Kong Telecom Limited, Mr. Cheung was the Chief Executive of Hong Kong Telecom Limited and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung worked at Cathay Pacific Airways for 23 years, leaving as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor’s degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

Mr. Wong Wai Ming

Independent Non-Executive Director

Aged 59, was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Executive Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange and the New York Stock Exchange). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was the Chief Executive Officer and Executive Director of Roly International Holdings Limited and an Executive Director of Linmark Group Limited (currently known as Daohe Global Group Limited and listed on the Hong Kong Stock Exchange). Mr. Wong served as a Non-Executive Director of Linmark Group Limited. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor’s degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.

NOTICE OF ANNUAL GENERAL MEETING

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of China Unicom (Hong Kong) Limited (the “Company”) will be held on 10 May 2017 at 11:00 a.m. at Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong for the following purposes:

AS ORDINARY BUSINESS:

1.	To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2016.

2.	To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors.

3.

To re-appoint KPMG and KPMG Huazhen LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2017.

And as Special Business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

4.	“THAT:

(a)

subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company including any form of depositary receipts representing the right to receive such shares (the “Shares”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Code on Share Buy-backs and the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) as amended from time to time be and is hereby generally and unconditionally approved;

NOTICE OF ANNUAL GENERAL MEETING

(b)

the aggregate number of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10% of the total number of the Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)

the expiry of the period within which the next annual general meeting of the Company is required by the Company’s articles of association (the “Articles of Association”) or the Companies Ordinance to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting.”

5.	“THAT:

(a)

subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(b)

the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)

the aggregate number of Shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of: (1) 20% of the total number of Shares in issue at the date of passing this Resolution, plus (2) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate number of Shares bought back by the Company subsequent to the passing of this Resolution (up to a maximum number equivalent to 10% of the total number of Shares in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting; and

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.”

6.

“THAT the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution 5 in respect of the share capital of the Company referred to in sub-paragraph (2) of paragraph (c) of such resolution.”

By Order of the Board of China Unicom (Hong Kong) Limited Yung Shun Loy Jacky Company Secretary

Hong Kong, 31 March 2017

Notes:

1.	Details of the resolutions stated above are set out in the 2016 annual report and the circular dated 31 March 2017 of the Company.
2.	Any member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote on his/her behalf. The proxy needs not be a member of the Company.
3.

In order to be valid, a proxy form together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, at least 48 hours before the time for holding the Annual General Meeting. Completion and return of a proxy form will not preclude a member from attending and voting in person if he/she is subsequently able to be present.

NOTICE OF ANNUAL GENERAL MEETING

4.

For the purpose of ascertaining the shareholders’ rights to attend and vote at the Annual General Meeting (and any adjournment thereof), the register of members of the Company will be closed from 5 May 2017 to 10 May 2017, both days inclusive. In order to qualify for attendance and voting at the Annual General Meeting, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 4 May 2017.

5.

In relation to the Ordinary Resolution set out in item 2 of the Notice, Mr. Shao Guanglu, Mr. Cesareo Alierta Izuel, Mr. Cheung Wing Lam Linus and Mr. Wong Wai Ming will retire at the Annual General Meeting and, being eligible, offer themselves for re-election.

6.

All resolutions proposed at the Annual General Meeting will be voted by poll. The poll results will be published on the Company’s and The Stock Exchange of Hong Kong Limited’s websites after the Annual General Meeting.

7.

Shareholders are suggested to telephone the Company’s hotline on (852) 2126 2018 for arrangements of the Annual General Meeting in the event that a No. 8 (or above) typhoon or black rainstorm warning is hoisted on the day of the Annual General Meeting.

As at the date of this notice, the board of directors of the Company comprises:

Executive directors	:	Wang Xiaochu, Lu Yimin, Li Fushen and Shao Guanglu

Non-executive director:	:	Cesareo Alierta Izuel

Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny